As filed with the Securities and Exchange Commission on March 9, 2011

Registration No. 333-170836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Xenith Bankshares, Inc.

(Exact name of registrant as specified in its charter)

Virginia	6022	80-0229922
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One James Center

901 East Cary Street

Suite 1700

Richmond, Virginia 23219

Telephone: (804) 433-2200

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

T. Gaylon Layfield, III

President and Chief Executive Officer

One James Center

901 East Cary Street

Suite 1700

Richmond, Virginia 23219

Telephone: (804) 433-2200

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

J. Waverly Pulley, III W. Lake Taylor, Jr. Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219 Telephone: (804) 788-8200 Fax: (804) 788-8218	Edward F. Petrosky Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5300 Fax: (212) 839-5599

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                     Accelerated filer ☐                                     Non-accelerated filer ☐                                     Smaller reporting company ☒

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $1.00 per share			$42,000,000	$2,994.60	(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 9, 2011

PRELIMINARY PROSPECTUS

7,000,000 Shares

Common Stock

We are offering 7,000,000 shares of our common stock, par value $1.00 per share. Our common stock is quoted on The NASDAQ Capital Market under the symbol “XBKS.” On March 8, 2011, the last reported sale price of our common stock on The NASDAQ Capital Market was $5.20 per share. At our request, the underwriters have reserved for sale up to 5% of the shares of common stock offered by this prospectus for sale to certain of our directors and executive officers and to BankCap Partners.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Xenith Bankshares, Inc.	$	$

The underwriters may purchase up to an additional 1,050,000 shares of common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock are not deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental entity.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2011.

Sandler O’Neill + Partners, L.P.	Stifel Nicolaus Weisel

The date of this prospectus is                     , 2011.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectuses that we authorize for use in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information in this prospectus or any free writing prospectus that we authorize for use in connection with this offering is accurate or complete as of any date other than the dates of the applicable documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

It is important for you to read and consider all of the information contained in this prospectus before making your investment decision to purchase shares of our common stock in this offering.

We use industry forecasts and projections and market data throughout this prospectus, including data from publicly available information and industry publications. These forecasts and projections, which may not be achieved, are based upon surveys and market research and the preparers’ experience in the industry. We believe that the surveys and market research others have performed are reliable, but we have not independently investigated or verified this information.

i

No action is being taken in any jurisdiction outside the United States to permit a public offering of shares of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any and all restrictions applicable to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context requires otherwise or unless otherwise noted:

•	all references to “Xenith Bankshares,” “our company,” “we,” “our” or “us” are to Xenith Bankshares, Inc. and its wholly-owned subsidiary, Xenith Bank, collectively;

•	all references to the “Bank” are to Xenith Bank, a wholly-owned subsidiary of Xenith Bankshares;

•	all references to “the merger” are to the merger of Xenith Corporation with and into First Bankshares, which was effective on December 22, 2009;

•

all references to “First Bankshares” are to First Bankshares, Inc., the surviving corporation in the merger with Xenith Corporation, which amended its articles of incorporation in connection with the merger to change its name to Xenith Bankshares, Inc.;

•	all references to “Xenith Corporation” are to Xenith Corporation, which was merged with and into First Bankshares in the merger;

•

all references to “SuffolkFirst Bank” are to SuffolkFirst Bank, a wholly-owned subsidiary of First Bankshares, which amended its articles of incorporation in connection with the merger to change its name to Xenith Bank; and

•	all references to “BankCap Partners” are to BankCap Partners Fund I, L.P., BCP Fund I Virginia Holdings, LLC, BankCap Partners GP, L.P. and BankCap Equity Fund, LLC, collectively.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. Before making any investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section of this prospectus beginning on page 12, and the consolidated historical financial statements and related notes beginning on page F-1.

Our Company

General

Xenith Bankshares, Inc. is a Virginia corporation that is the bank holding company for Xenith Bank, which is a Virginia banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Federal Reserve. The Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients, which we refer to as our target customers. We are focused geographically on the Washington, DC-MD-VA-WV, Richmond-Petersburg, VA, and the Norfolk-Virginia Beach-Newport News, VA-NC metropolitan statistical areas, which we refer to as our target markets. The Bank conducts its principal banking activities through its five branches, with one branch located in Tysons Corner, Virginia, one branch located in Richmond, Virginia and three branches located in Suffolk, Virginia. We acquired the three branches located in Suffolk in the merger of Xenith Corporation with and into First Bankshares, the parent company of its wholly-owned subsidiary SuffolkFirst Bank. Prior to the merger, SuffolkFirst Bank opened the first branch in Suffolk in 2003 under the name of SuffolkFirst Bank, and the Bank currently operates its three Suffolk branches under that trade name.

Our services and products consist primarily of taking deposits from, and making loans to, our target customers within our target markets. We provide a broad selection of commercial and retail banking products, including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans. We also offer a wide range of checking, savings and treasury products, including remote deposit capture, automated clearing house, or ACH, transactions, debit cards, 24-hour ATM access, and Internet banking and bill pay service. We do not engage in any activities other than banking activities.

As of December 31, 2010, we had total assets of $251.2 million, total loans of $151.4 million, net of our allowance for loan and lease losses, total deposits of $175.1 million and shareholders’ equity of $48.8 million. We have not recorded a profit since the quarterly period ended March 31, 2009, which was prior to the merger. For the year ended December 31, 2010 and the period from January 1, 2009 through December 22, 2009, we incurred net losses of $5.9 million and $4.3 million, respectively, and we expect losses to continue for at least several more quarters. As of December 31, 2010, we had an accumulated deficit of $15.4 million.

Our Opportunity

The consolidation of banks and other financial institutions in Virginia in the 1990’s and the early 2000’s resulted in several large national and super-regional banks entering or expanding into our target markets through the acquisition of local banks. We believe this consolidation has left a void in our target markets for banks focused on middle market and small business customers. Further, because a number of banks in Virginia currently have asset quality and balance sheet challenges, we believe it is possible that the consolidation trend could resume in full force, which we believe would further accelerate the opportunity for us to become a significant bank in our target markets.

We believe that we, and the financial services industry as a whole, are operating during a unique time. One of the effects of the recent upheaval in the banking industry and subsequent slow economic recovery has been to create significant asset quality problems for many banks in our target markets. These problems have placed substantial strain on the capital positions of banks, large and small, and have required a substantial amount of managements’ time and attention. These capital adequacy problems have in turn put pressure on many banks to reduce or prune their balance sheets, often resulting in their withdrawal from healthy banking relationships. In addition, these pressures have constrained the availability of credit in our target markets. We believe that these factors could induce certain of our target customers to seek or be responsive to establishing new banking relationships with us.

Our Competitive Strengths

We believe that we benefit from the following competitive strengths:

We have a talented management team. We believe that we have an experienced and talented management team as well as skilled relationship managers. Our management team and bankers have spent the majority of their careers in commercial and real estate banking in large banking institutions in our target markets.

We believe our board of directors is strong. Our board of directors is composed of individuals with deep banking experience, as well as individuals with strong credit, asset and liability management, finance and accounting and corporate governance skills.

We know how to implement a consistent relationship focus. While larger financial institutions generally offer comprehensive products and services, we believe they often lack a consistent relationship focus desired by our target customers. Conversely, community banks may offer a more consistent relationship focus, but often do not have the financial resources or commercial banking expertise to meet middle market business needs. Our bankers work closely with customers and prospective customers to understand their management and business strategies to determine how we can assist them with their financing needs in a safe and sound manner. Additionally, we believe that our enhanced capitalization resulting from this offering will bolster our competitive position across our target markets allowing us to meet the needs of creditworthy target customers.

We offer a broad range of sophisticated and competitively priced banking services and products. We offer a broad range of sophisticated and competitively priced banking services and products, including both a broad selection of commercial and retail banking services (including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans) and a wide range of deposit products (including checking, money market, savings and time deposits) as well as a variety of treasury products. We believe that a banking relationship that includes multiple services and products is fundamental to profitable and long lasting customer relationships.

We offer a platform for experienced bankers to practice their trade. We offer highly skilled bankers a work environment that is fast paced, entrepreneurial and responsive to customer needs. Our bankers recognize that our local market focus and decision making provide us with a competitive advantage over banks that do not have these attributes. Skilled bankers understand that our focus on building long-term customer relationships is central to our ability to build long-term shareholder value. We believe our platform and focus are attractive and motivating and will help us recruit and retain skilled bankers.

We adhere to a disciplined, return on equity pricing framework that we believe will generate attractive long-term returns. We believe that disciplined pricing of credit, deposit and treasury services in order to earn attractive risk-adjusted returns is critical to our ability to attract capital to fund our growth. Our management and some of the members of our board of directors have extensive experience in assessing the capital required for credit risks. For example, we allocate capital at the loan level based on loan type and risk rating. A commercial real estate loan typically requires more capital than a commercial and industrial loan. Also, a loan risk rated 3 requires less capital than a loan risk rated 5. Consequently, we analyze each customer relationship from the standpoint of its return on equity relative to our expected rate of return.

We are process driven and know how to scale our business. Our management team and board of directors came together to create a financial institution sharply focused on implementing our business model in our target markets where we have been engaged for many years. Our management team and board of directors have experience managing and operating larger and more complex financial institutions. We believe we have integrated the First Bankshares acquisition efficiently and effectively, including a system conversion to a stronger core platform to support our growth. We are focused on execution across the organization and have instituted new policies and procedures that focus on the safety and soundness of our organization and allow us to scale functions as we grow organically or through acquisitions.

Our Business Strategy

Our overall business strategy is to become Virginia’s business bank of choice for our target customers in our target markets. We intend to capitalize on our competitive strengths to distinguish us from other banking alternatives in our target markets. Through this business strategy, we intend to achieve profitability and build shareholder value. Our specific business strategies are as follows:

Focus on Middle-Market and Small Businesses. Bank consolidation in Virginia has resulted in several large national and super-regional banks entering or expanding into our target markets through the acquisition of local banks. We believe this consolidation has left a void for banks focused on middle market and small businesses. We intend to focus on this specific group of customers. We believe that these targeted businesses often have more complex and larger credit requirements than community banks are able to address, and that these businesses seek a relationship-oriented banking experience that is increasingly difficult to find in large banks. We believe that our enhanced capitalization resulting from this offering will enable our bankers to meet a broad range of these customers’ needs. Also, we believe that the personal attention from our local staff, in combination with our use of technology, will allow us to offer to our customers tailored solutions that fit their evolving needs.

Retain and Recruit Highly Competent Personnel. To complement our experienced management team, we have recruited, and expect to continue to recruit, skilled bankers with extensive credit and relationship management capabilities and knowledge of our target markets. With full recognition that we operate in a highly regulated industry, we seek to foster an entrepreneurial and non-bureaucratic culture that promotes a high energy environment for all employees. Additionally, we believe we provide competitive short and long-term compensation opportunities, including stock options, for our key employees. These compensation plans are aligned with shareholder expectations and are subject to senior management and board oversight.

Maintain Local Decision-Making and Accountability. We believe that we have a competitive advantage over large national and super-regional banks to win business by providing superior credit services with experienced, knowledgeable bankers, local decision making capabilities and prompt decisions. Our operating model allows for clear lines of internal communication and local decision making such that we are able to give our customers and prospects insightful solutions to their banking needs and prompt responses to their requests for advice and assistance.

Focus on Asset Quality and Strong Underwriting. We consider asset quality to be of primary importance and have taken measures to ensure that, despite growth in our loan portfolio, we consistently maintain strong asset quality. As of December 31, 2010, we had $4.3 million in non-performing assets, which was 1.7% of total assets. We also seek to maintain a prudent allowance for loan and lease losses. As of December 31, 2010, the ratio of our allowance for loan and lease losses as a percentage of total loans was 1.15%. Our allowance does not include the credit discount related to the loan portfolio that we acquired as part of the merger. As of December 31, 2010, our allowance for loan and lease losses plus the credit discount related to the acquired portfolio as a percentage of total loans was 3.3%. As of December 31, 2010, all of our non-performing assets were part of the acquired portfolio.

Become a “Value Added” Banking Partner to Our Customers. We expect that pricing of banking services and products will continue to be competitive, but we intend to position ourselves to be viewed as the best “value added” banking partner to our target customers rather than having the lowest loan and highest deposit interest rates. Our banking team, which averages over 25 years of experience in financing operating businesses and real estate projects, understands that access to skilled bankers and capital can be even more critical than its absolute price. We believe that we have quickly established a reputation for providing excellent service and relationship management and we intend to build upon that reputation to expand successfully throughout our target markets. Moreover, we believe we will have the capital required to compete successfully and address the credit needs of our target customers.

Provide a Broad Offering of Sophisticated Banking Services and Products. We intend to continue to develop and offer what we believe is a sophisticated and competitive array of banking services and products to address the evolving needs of our target customers. For example, we believe that middle market businesses require robust treasury management and deposit services such as online banking, ACH and wires services, as well as debit block, positive pay, reverse positive pay and fraud protection. We focus on providing high quality service administered by local personnel who have established relationships with our customers. We believe we have in place the technology infrastructure and core operating platform to support our services and products for the foreseeable future.

Selectively Pursue Acquisitions. In addition to our primary strategy to grow organically, we may seek to acquire other financial institutions or branches or assets of those institutions in our target markets. The Virginia banking landscape is highly fragmented with a large number of small institutions. According to data furnished annually by SNL Financial LC, or SNL, which is based on a summary of data released by the Federal Deposit Insurance Corporation, or FDIC, as of June 30, 2010, of the 106 banks headquartered in Virginia, 88 had fewer than $1 billion in assets and 69 had assets less than $500 million. We may also expand into new lines of business related to our core banking business. We believe that with our enhanced capital position following the completion of this offering we will be well-positioned to take advantage of acquisition opportunities as they may arise that we believe will create value for our shareholders consistent with our strategies. For example, we believe that we qualify to participate in FDIC assisted transactions to purchase assets and assume deposits of failed banks in our target markets. However, acquisitions are ancillary to our organic growth strategy, and our success is not dependent on making acquisitions.

Our Relationship with BankCap Partners

Our principal shareholder is BankCap Partners Fund I, L.P., or BankCap Partners Fund, which is a private equity fund that focuses on early stage banks across the United States. BankCap Partners Fund, through its wholly-owned subsidiary, BCP Fund I Virginia Holdings, LLC, or BCP Fund LLC, purchased $35.0 million of Xenith Corporation common stock, constituting 73.6% of the shares sold in Xenith Corporation’s private offering of shares of its common stock on June 26, 2009. In connection with the merger, each outstanding share of Xenith Corporation common stock was converted into 0.8700 share of Xenith Bankshares common stock. Accordingly, as of February 28, 2011, BankCap Partners was the beneficial owner of 3,436,500 shares of our common stock (including warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable), or 55.1% of the outstanding shares of our common stock. Upon completion of this offering (assuming the underwriters do not exercise their over-allotment option and BankCap Partners purchases 192,307 shares of our common stock in this offering), the 3,628,807 shares of our common stock beneficially owned by BankCap Partners will represent, in the aggregate, 27.4% of the outstanding shares of our common stock.

As a result of its beneficial ownership of shares of our common stock, BankCap Partners is deemed a bank holding company for the Bank. BankCap Partners is also deemed a bank holding company for Atlantic Capital

Bank, an Atlanta, Georgia-based bank. See “Our Business—Supervision and Regulation—Bank Holding Company Regulation.”

Under the terms of the amended and restated investor rights agreement, dated as of December 23, 2010, referred to as the investor rights agreement, BankCap Partners has certain rights with respect to its designees for election to our board of directors. For example, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in its June 2009 private offering have agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, referred to as the Bank Holding Company Act, with respect to Xenith Bankshares and (2) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of the outstanding shares of our voting capital stock. Brian D. Jones and Scott A. Reed, each a principal of BankCap Partners and a member of our board of directors, are the current designees of BankCap Partners.

In addition, under the investor rights agreement, at any time after June 26, 2011, BankCap Partners will have the right, subject to certain exceptions and conditions, to demand that we register the resale under the Securities Act of 1933, as amended, referred to as the Securities Act, of all of the shares of our common stock that it currently owns and any additional shares of our common stock that it subsequently acquires, including any shares of our common stock that it purchases in this offering. At any time after June 26, 2011, BankCap Partners will also have the right, subject to certain exceptions and conditions, to participate in any underwritten public offerings of common stock that we undertake. For more information on our relationship with BankCap Partners, see “Certain Relationships and Related Transactions—Our Relationship with BankCap Partners.”

Risk Factors

Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page 12 before making a decision to invest in our common stock.

Our principal executive offices are located at One James Center, 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. Our telephone number is (804) 433-2200. Our website is http://www.xenithbank.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Issuer	Xenith Bankshares, Inc.

Common stock offered by us	7,000,000 shares (or 8,050,000 shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after this offering(1)	12,846,928 shares (or 13,896,928 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds of this offering, assuming a public offering price of $5.20 per share, which was the last reported sale price of our common stock on The NASDAQ Capital Market on March 8, 2011, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $33.7 million (or $38.9 million if the underwriters exercise their over-allotment option in full). We intend to retain approximately $390,000 of the net proceeds from this offering to repay upon completion of this offering certain expenses associated with our being a public bank holding company which were previously paid on our behalf by the Bank, plus interest at the applicable Federal funds rate, and to establish a reserve of approximately $810,000 to pay similar projected expenses in the future. We intend to contribute the balance of the net proceeds to our subsidiary, Xenith Bank, and intend for Xenith Bank to use the contributed proceeds primarily to fund organic growth of loans to customers in our target markets, for continued investment in our infrastructure and personnel and for other general business purposes, which may include acquisitions.

Dividends on common stock	We have not paid any cash dividends on our common stock since our inception. We currently do not anticipate paying cash dividends on share of our common stock for the foreseeable future. We intend to retain future earnings and cash available for the payment of dividends, if any, to support our business strategies. See “Market for Common Equity and Dividend Policy—Dividend Policy.”

Risk factors	An investment in shares of our common stock involves a high degree of risk. You should carefully read and consider the risks discussed under the caption “Risk Factors” beginning on page 12 and all other information in this prospectus before making a decision to invest in shares of our common stock in this offering.

Transfer agent and registrar	Registrar and Transfer Company

NASDAQ Capital Market symbol	“XBKS”

(1)

The number of shares of our common stock to be outstanding after this offering is based on 5,846,928 shares outstanding as of February 28, 2011. Unless otherwise indicated, the number of outstanding shares of common stock presented in this prospectus excludes: 1,050,000 shares of our common stock issuable pursuant to the exercise of the underwriters’ over-allotment option; 563,760 shares of our common stock issuable upon exercise of outstanding warrants to purchase shares of our common stock; 80,028 shares of our common stock issuable upon the exercise of outstanding options under our 2003 Stock Option Plan and 276,660 shares of our common stock issuable upon the exercise of outstanding options under our Amended and Restated 2009 Stock Incentive Plan, which we collectively refer to as our stock incentive plans; and 51,972 shares of our common stock that are available for future issuance under our 2003 Stock Option Plan and 766,731 shares of our common stock that are available for future issuance under our Amended and Restated 2009 Stock Incentive Plan (an aggregate of 82,500 of which will be issuable upon the exercise of options that we intend to grant to certain officers of Xenith Bankshares and the Bank and all of the non-employee directors of Xenith Bankshares and the Bank upon the completion of this offering). We do not currently intend to grant any additional awards under our 2003 Stock Option Plan.

Selected Consolidated Financial and Operating Data

Effective December 22, 2009, the merger of Xenith Corporation with and into First Bankshares was completed, with First Bankshares being the surviving entity in the merger. At the effective time of the merger, First Bankshares amended its articles of incorporation to change its name to Xenith Bankshares, Inc. Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business and had no substantial operations. Accordingly, because Xenith Corporation’s operating activities prior to the merger were insignificant relative to those of First Bankshares, we view First Bankshares as our predecessor. Our determination that First Bankshares should be viewed as our predecessor is based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that the consolidated company’s operations, revenues and expenses after the merger are most similar in all respects to those of First Bankshares’ historical periods.

Accordingly, in addition to selected consolidated historical financial data of Xenith Bankshares as of and for the years ended December 31, 2010 and 2009, we have presented:

•	selected consolidated historical balance sheet data of First Bankshares as of December 31, 2008, 2007 and 2006; and

•

selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the period January 1, 2009 through December 22, 2009 and the years ended December 31, 2008, 2007 and 2006.

However, due to the adjustments to the basis of assets and liabilities as a result of the acquisition method of accounting, the financial statements of Xenith Bankshares (the successor) and First Bankshares (the predecessor) are not directly comparable and may not be indicative of our future financial position, results of operations or cash flows.

The selected consolidated historical balance sheet data of Xenith Bankshares as of December 31, 2010 and 2009 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of Xenith Bankshares for the years ended December 31, 2010 and 2009 have been derived from our audited consolidated historical financial statements included elsewhere in this prospectus.

The selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the period January 1, 2009 through December 22, 2009 have been derived from the audited consolidated historical financial statements of First Bankshares included elsewhere in this prospectus. The selected consolidated balance sheet data of First Bankshares as of December 31, 2008, 2007 and 2006 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the years ended December 31, 2008, 2007 and 2006 have been derived from the audited consolidated historical financial statements of First Bankshares not included in this prospectus.

The selected consolidated historical financial and operating data should not be relied upon as an indicator of future financial position, results of operations or cash flows.

You should read the following summary selected consolidated historical financial and operating data together with the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated historical financial statements and related notes thereto included elsewhere in this prospectus.

	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Year Ended December 31,	Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands, except per share amounts)	2010	2009(1)	2009(1)	2008	2007	2006

Summary Balance Sheet Data:
Assets	$251,201	$201,591	—	$184,158	$179,386	$126,387
Loans (net)	151,380	102,050	—	115,560	103,786	74,454
Allowance for loan and lease losses	1,766	—	—	1,687	942	827
Deposits	175,139	114,148	—	130,285	113,748	94,527
Debt	25,000	31,260	—	36,011	47,552	15,007
Shareholders’ equity	48,789	54,072	—	16,710	16,707	15,814
Common equity	5,847	54,072	—	16,710	16,707	15,814

Summary Results of Operations Data:
Interest income	$10,760	$213	$8,640	$9,804	$8,445	$6,724
Interest expense	2,167	82	4,195	5,558	4,530	3,072
Net interest income	8,593	131	4,445	4,246	3,915	3,652
Provision for loan losses	1,990	—	5,501	829	111	219
Net interest income after provision for loan losses	6,603	131	(1,056)	3,417	3,805	3,432
Non-interest income (loss)	483	15	552	839	566	447
Non-interest expense	13,003	6,546	6,022	3,893	3,451	3,012
Income (loss) before taxes	(5,916)	(6,400)	(6,526)	362	920	867
Income tax expense (benefit)	—	(131)	(2,219)	117	313	(7)
Net income (loss)	(5,916)	(6,269)	(4,307)	245	607	873
Net income (loss) available to common shareholders	(5,916)	(6,269)	(4,307)	245	607	873

Per Share Data:(2)
Net income (loss), basic	$(1.01)	$(2.76)	$(1.90)	$0.11	$0.27	$0.38
Net income (loss), diluted	$(1.01)	$(2.76)	$(1.90)	$0.11	$0.27	$0.38
Book value	$8.34	$9.25	—	$7.34	$7.34	$6.96
Tangible book value(3)	$5.93	$7.42	—	$7.34	$7.34	$6.96
Common shares outstanding	5,846,928	2,364,341	2,276,298	2,276,298	2,276,298	2,270,798
Weighted average number of shares outstanding
Basic	5,846,928	2,364,341	2,276,298	2,276,298	2,273,013	2,270,798
Diluted	5,846,928	2,364,341	2,276,298	2,276,298	2,273,013	2,270,798

Performance Ratios:(4)
Return (loss) on average assets	(2.62)%	(5.48)%	—	0.13%	0.40%	0.75%
Return (loss) on average equity	(11.36)%	(29.88)%	—	1.47%	3.73%	5.71%
Net interest margin(5)	4.39%	2.82%	—	2.84%	3.27%	3.52%
Efficiency ratio(6)	143.3%	244.4%	—	76.57%	77.01%	73.50%
Loan to deposit ratio	86.43%	89.40%	—	88.70%	91.24%	78.76%

	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Year Ended December 31,	Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands, except per share amounts)	2010	2009(1)	2009(1)	2008	2007	2006
Asset Quality Ratios:
Non-performing loans to total loans	1.85%	4.05%	—	0.58%	N/A	N/A
Non-performing assets to total assets	1.72%	2.28%	—	0.37%	N/A	N/A
Net charge-offs to average total loans	0.18%	—	—	0.08%	0.01%	0.01%
Allowance for loan and lease losses to non-performing loans	63.05%	—	—	249.39%	N/A	N/A
Allowance for loan and lease losses to total loans	1.15%	—	—	1.44%	0.91%	1.10%

Capital Ratios:(7)
Average equity to average assets	23.05%	18.35%	—	9.19%	10.64%	13.16%
Common equity to assets ratio	19.42%	26.82%	—	9.07%	9.31%	12.51%
Tier 1 leverage ratio	14.78%	26.75%	—	9.33%	10.98%	14.20%
Tier 1 risk-based capital ratio	20.33%	36.68%	—	13.65%	14.15%	19.97%
Total risk-based capital ratio	21.38%	36.68%	—	15.02%	14.96%	21.01%

Growth Rates:
Percentage change in assets	24.61%	9.46%	—	2.66%	41.93%	19.22%
Percentage change in net loans	48.34%	(11.69)%	—	11.34%	39.40%	20.30%
Percentage change in deposits	53.43%	(12.39)%	—	14.54%	20.33%	8.78%
Percentage change in shareholders’ equity	(9.77)%	223.59%	—	0.02%	5.64%	7.07%

Other Data:
Number of banking offices	5	3	3	3	3	2
Number of employees	78	66	43	43	45	32

(1)	Summary balance sheet data and related financial ratios for the period ended December 22, 2009 are not included for First Bankshares (the predecessor) as a balance sheet for First Bankshares (the predecessor) is not required to be presented under SEC rules. The assets, liabilities and shareholders’ equity of First Bankshares (the predecessor) are included in the consolidated balance sheet of Xenith Bankshares (the successor) at December 31, 2009. Financial ratios based on summary balance sheet data reflect the combined company at December 31, 2009.

Summary results of operations data for Xenith Bankshares (the successor) for the year ended December 31, 2009 include the operations of Xenith Corporation for the period January 1, 2009 through December 22, 2009 and the combined company for the period December 23, 2009 through December 31, 2009.

(2)	Adjusted for 11-for-10 stock split effective January 31, 2007.
(3)	Tangible book value per share is a supplemental financial measure that is not required by, or presented in accordance with, U.S. generally accepted accounting principles, or GAAP. We calculate tangible book value per share by dividing tangible book value by the total number of shares of our common stock outstanding. We calculate tangible book value by subtracting goodwill and other intangible assets from shareholders’ equity. Management believes that tangible book value per share is meaningful because it is one of the measures we and investors use to assess capital adequacy. Tangible book value per share should not be considered as an alternative to book value per share determined in accordance with GAAP. Set forth below is a reconciliation of tangible book value, a non-GAAP financial measure, to book value, the most directly comparable financial measure calculated and reported in accordance with GAAP. Book value is the same as shareholders’ equity presented on our consolidated balance sheet. Our calculation of tangible book value per share may not be comparable to the calculation of similarly titled measures reported by other companies.

	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Year Ended December 31,	Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands)	2010	2009	2009	2008	2007	2006
Book value	$48,789	$54,072	—	$16,710	$16,707	$15,814
Subtract:
Goodwill and other intangible assets	14,109	10,670	—	—	—	—

Tangible book value	$34,680	$43,402	—	$16,710	$16,707	$15,814

(4)	Ratios for Xenith Bankshares (the successor) for period ended December 31, 2009 include activity for First Bankshares (the predecessor) for this period.
(5)	Net interest margin is net interest income divided by average earning assets.
(6)	The efficiency ratio is calculated by dividing total non-interest expense by the sum of net interest income and non-interest income.
(7)	Additional information regarding capital ratios is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

N/A denotes information that is not available.

RISK FACTORS

In addition to the other information included in this prospectus and any free writing prospectus we authorize for use in connection with this offering, the following factors should be carefully considered before making a decision to invest in our common stock. Any of the following risks, either alone or taken together, could materially and adversely affect our business, financial condition, liquidity, results of operations, regulatory capital levels and prospects. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, we could be materially and adversely affected. There may be additional risks that we do not presently know or that we currently believe are immaterial that could also materially and adversely affect our business, financial condition, liquidity, results of operations, regulatory capital levels and prospects. In any such case, the market price of our common stock could decline substantially and you could lose all or a part of your investment.

Risks Related to Our Business

An economic downturn or recession, especially one affecting our target markets, could materially and adversely affect us.

The recent recession contributed to a rise in unemployment and underemployment, a decline in the value of real estate and other assets and a lack of confidence in the financial markets and the economy both among financial institutions and their customers. Dramatic declines in the housing market over the past several years, with falling home prices and increasing foreclosures, negatively impacted the credit performance of real estate related loans and resulted in poor operating results and significant write-downs of asset values by many financial institutions. Asset write-downs, which initially were focused on asset-backed securities and later spread to other securities and loans, such as commercial and residential real estate loans, caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced or ceased providing funding to borrowers, including to other financial institutions, or made such funding more costly. This market disruption and tightening of credit led to a lack of liquidity, an increased level of commercial and consumer delinquencies, increased market volatility, widespread reduction of business activity generally and increased competition for deposits and quality loans among financial institutions. Although the economy has started to rebound from the recent recession, economic growth has been sluggish. The economic pressure on consumers and commercial borrowers and lack of confidence in the economy and financial markets resulting from the recent recession have adversely affected, and continue to affect, the willingness of companies to borrow to fund their future growth, which negatively impacts our business. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates for financial institutions, which may impact charge-offs and provisions for credit and fraud losses. A continuation or worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the banking industry and our business.

Unlike many of our larger competitors, the majority of our middle-market businesses and individuals are located or doing business in our target markets. As a result, we may be more impacted by a local economic downturn or recession than those of larger, more geographically diverse competitors. Furthermore, based on the size and resources of our middle-market and small business customers, they may be less able to withstand sustained difficult economic conditions than larger companies with which they compete. Factors that adversely affect the economy in our target markets could reduce our deposit base and demand for our services and products and increase our credit losses. Consequently, we may be adversely affected, potentially materially, by adverse changes in economic conditions in and around Virginia.

Although we have monitored the impact of the recent recession on the values of real estate in our target markets and have set discounts and reserves against our loan portfolio, our discounts and reserves may be insufficient. Furthermore, the economy could slip back into recession and the recent decline in real estate values could continue, either of which could lead to increased portfolio losses in the future that would materially and adversely affect us.

The soundness of other financial institutions with which we do business could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, including counterparties in the financial industry, such as commercial banks. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions will expose us to credit risk in the event of default of a counterparty or client. In addition, this credit risk may be exacerbated when any collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. Our losses from these events could be material.

Because our loan portfolio includes a substantial amount of commercial and industrial loans and commercial real estate loans, our earnings are sensitive to the credit risks associated with these types of loans.

The credit risk associated with commercial and industrial loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, which is generally larger than consumer-type loans, and the effects of general economic conditions on a borrower’s business. Our commercial and industrial loan portfolio represented approximately 44.4% of our total loan portfolio as of December 31, 2010. Any significant failure to pay on time by our customers or a significant default by our customers would materially and adversely affect us.

Our commercial real estate loan portfolio represented approximately 37.2% of our total loan portfolio as of December 31, 2010. Underwriting and portfolio management activities cannot eliminate all risks related to these loans. Commercial real estate loans will typically be larger than consumer-type loans and may pose greater risks than other types of loans. It may be more difficult for commercial real estate borrowers to repay their loans in a timely manner in the current economic climate, as commercial real estate borrowers’ abilities to repay their loans frequently depends on the successful development of their properties. In addition, we may incur losses on commercial real estate loans due to declines in occupancy rates and rental rates, which may decrease property values and may decrease the likelihood that a borrower may find permanent financing alternatives. Currently, the availability of permanent financing alternatives in the market has been reduced and the terms have become more onerous, thereby increasing the re-financing risks inherent in our loan portfolio. Given the continued weaknesses in the commercial real estate market in general, there may be loans where the value of our collateral has been negatively impacted. The weakening of the commercial real estate market may increase the likelihood of default of these loans, which could negatively impact our loan portfolio’s performance and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, we could incur material losses. In addition, banking regulators are giving greater scrutiny to commercial real estate lending and may require banks with higher levels of commercial real estate loans to implement improved or additional underwriting, internal controls, risk management policies and portfolio stress testing. In banks with certain levels of commercial real estate loan concentrations, regulators are also considering requiring increased levels of reserves for loan losses as well as the need for additional capital. Any of these events could increase our costs, require management time and attention, and materially and adversely affect us.

In addition to commercial real estate loans that are or will be secured by commercial real estate, our commercial and industrial loans include owner-occupied real estate loans that are secured in part by the value of the real estate. Owner-occupied real estate loans represented approximately 19.7% of our total commercial and industrial loan portfolio as of December 31, 2010. The primary source of repayment for owner-occupied real estate loans is the cash flow produced by the related commercial enterprise, and the value of the real estate is a secondary source of repayment of the loan.

The loan portfolio that we acquired in the merger includes hotel loans and participations in hotel loans. At December 31, 2010, these loans and participations totaled $14.4 million, or 9.4% of our total loan portfolio. In recent years, the lodging industry has experienced very challenging conditions. In the future, we could be materially and adversely affected by poor economic conditions, relocation of businesses, oversupply of hotel rooms and reduction in lodging demand in the markets in which the hotels underlying these loans are located, as well as the deteriorating financial condition and/or liquidity of any of the borrowers of such loans.

Because our loan portfolio includes a substantial amount of residential real estate loans and some consumer loans, our earnings are sensitive to the credit risks associated with these types of loans.

As of December 31, 2010, we had a total of $23.3 million in outstanding residential real estate loans, comprising 15.2% of our total loan portfolio, and a total of $4.7 million in outstanding consumer loans or 3.1% of our total loan portfolio. While residential real estate loans and consumer loans are more diversified than loans to commercial borrowers, a systematic decline in the economic health of a community, such as major job loss, could materially and adversely affect us. Also, a broad-based decline in the value of residential real estate that serves as our secondary source of repayment could also materially and adversely affect us.

Decisions regarding credit risk could be inaccurate and our allowance for loan and lease losses may be inadequate to absorb future losses inherent in the portfolio, which could materially and adversely affect us.

Our loan portfolio and a small portion of our investment portfolio expose us to credit risk. Only $2.2 million, or 3.8%, of our $58.9 million investment portfolio was represented by securities other than U.S. agency securities as of December 31, 2010. Inherent risks in lending include the deterioration of the credit of borrowers and adverse changes in the industries and competitive environments in which they operate, changes in borrowers’ management and business prospects, fluctuations in interest rates and collateral values, principally real estate, and economic downturns. Making loans is an essential element of our business, and there is a high risk that some portion of the loans we make will not be repaid and, accordingly, will result in losses. Given our size, these losses could be concentrated in one or more borrowers and could be significant.

The risk of non-payment is affected by a number of factors, including:

•	the type and duration of the loan;

•	credit risks of a particular borrower;

•	assumptions about cash flows;

•	changes in a particular borrower’s competitive position;

•	changes in economic or industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

In addition, we may suffer higher credit losses because of federal or state legislation or other regulatory action that reduces the amount that our borrowers are required to pay to us, prohibits or otherwise limits our ability to foreclose on properties or other collateral, or makes foreclosures less economically viable.

As with all financial institutions, our management makes various assumptions and judgments about the ultimate collectability of our loan portfolio and we maintain an allowance for loan and lease losses and other reserves to absorb anticipated future losses inherent in our portfolio.

As of the effective date of the merger, and as required by acquisition accounting rules, we recorded SuffolkFirst Bank’s loans at fair value by creating a discount and eliminating the allowance for the loan losses. However, to the extent that the credit losses of the purchased loan portfolio are greater than our fair value adjustment at the effective date of the merger, we could be materially and adversely affected.

In addition, bank regulatory agencies periodically review our allowance for loan and lease losses and may require us to establish additional reserves or recognize loan charge-offs. Because our allowance methodologies take into account qualitative factors within our institution, as well as the external economic environment, there is potential for inconsistencies in our methodology and the methodologies deemed appropriate for us by the bank regulatory agencies.

If management’s assumptions and judgments prove to be inaccurate and our allowance for loan and lease losses is inadequate to absorb future losses inherent in our portfolio, or if bank regulatory agencies require us to increase the allowance for loan and lease losses or to recognize loan charge-offs, our capital could be significantly reduced and we could be materially and adversely affected.

Commercial real estate lending guidance issued by the federal banking regulators could impact our operations and capital requirements.

The Federal Reserve, the Office of the Comptroller of the Currency and the FDIC, along with the other federal banking regulators, issued final guidance on December 6, 2006, entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” directed at financial institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on our commercial real estate concentration as of December 31, 2010, we are not subject to additional supervisory analysis but could be in the future. Our management has implemented controls to monitor our commercial real estate lending, and will continue to enhance and monitor those controls, but we cannot predict the extent to which this guidance may impact our future operations or capital requirements. Moreover, any risk management practices that we implement may not be effective to prevent losses in our loan portfolio, including our commercial real estate portfolio.

Our ability to maintain regulatory capital levels and adequate sources of funding and liquidity may be adversely affected by market conditions.

We are required to maintain certain capital levels in accordance with banking regulations. We must also seek to maintain adequate funding sources in the normal course of business to support our lending and investment operations and repay our outstanding liabilities as they become due. Our ability to maintain regulatory capital levels, available sources of funding and sufficient liquidity could be impacted by deteriorating economic and market conditions.

Our failure to meet any applicable regulatory guideline related to our lending activities or any capital requirement otherwise imposed upon us or to satisfy any other regulatory requirement could subject us to certain activity restrictions or to a variety of enforcement remedies available to the regulatory authorities, including limitations on our ability to pay dividends or pursue acquisitions, the issuance by regulatory authorities of a capital directive to increase capital and the termination of deposit insurance by the FDIC.

Failure to implement our business strategies could materially and adversely affect us.

Our directors and executive officers have developed a business plan that details the business strategies we intend to implement. Our business plan includes organic growth and potentially growth through acquisitions. Our organic growth may involve an expansion into related banking lines of business and related services and products, which would involve additional risks. If we cannot implement our business strategies, we will be hampered in our ability to maintain and grow our business and serve our customers, which would in turn materially and adversely affect us. Even if our business strategies are successfully implemented, they may not have the favorable impact on our operations that we anticipate.

In addition, our business plan was presented to the Federal Reserve in connection with the application of BankCap Partners to acquire control of First Bankshares (now Xenith Bankshares), and indirectly, SuffolkFirst

Bank (now Xenith Bank). As a condition to approval of that application, BankCap Partners committed that the Bank would operate within the parameters of the business plan for three years from the date of the merger, which is the period beginning December 22, 2009 and ending December 22, 2012. The business plan includes minimum leverage and risk-based capital ratios for that three-year period. Any material changes to the business plan require 60 days prior notice to, and approval of, the Federal Reserve. In the event that the Bank fails to give this notice or fails to obtain any such approval, the Federal Reserve may consider imposing civil monetary penalties, seeking injunctive relief or seeking administrative action; however, generally the Federal Reserve first seeks to resolve such issues informally by means of a plan for corrective action.

We may not be able to access funding sufficient to support our growth.

Our business strategies are based on access to funding from local customer deposits, such as checking and savings accounts and certificates of deposits. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, FDIC insurance costs, returns available to customers on alternative investments and general economic conditions. If our deposit levels fall, we could lose a relatively low cost source of funding and our costs would increase from alternative funding. If local customer deposits are not sufficient to fund our growth, we will look to outside sources such as borrowings from the Federal Home Loan Bank of Atlanta, or FHLB, which is a secured funding outlet. Our ability to access borrowings from the FHLB will be dependent upon whether and the extent to which we can provide collateral. We may also look to federal funds purchased and brokered deposits as discussed below under “—Our use of brokered deposits may be limited or discouraged by bank regulators, which could adversely impact our liquidity” or seek to raise funds through the issuance of additional shares of our common stock or other equity or equity-related securities or the incurrence of debt as additional sources of liquidity. If we are unable to access funding sufficient to support our growth or are only able to access such funding on unattractive terms, we may not be able to implement our business strategies.

Our use of brokered deposits may be limited or discouraged by bank regulators, which could adversely impact our liquidity.

Depositors that invest in brokered certificates of deposit are generally interest rate sensitive and well-informed about alternative markets and investments. Consequently, these types of deposits may not provide the same stability to a bank’s deposit base as traditional local retail deposit relationships. In addition, our liquidity may be negatively affected if that funding source experiences supply difficulties due to loss of investor confidence or a flight to other investments. Regulatory developments with respect to wholesale funding, including increased FDIC insurance costs for, or limits on the use of, these deposits, may further limit the availability of that alternative. In light of regulatory pressure, there may be a cost premium for locally generated certificates of deposit as compared to brokered deposits, which may increase our cost of funding.

We rely substantially on deposits made by our customers in our target markets, which can be materially and adversely affected by local and general economic conditions.

As of December 31, 2010, $73.5 million, or 42.0%, of our total deposits consisted of non-interest bearing demand accounts and interest-bearing savings, money market and checking accounts. The $101.6 million remaining balance of deposits includes time deposits, of which approximately $61.0 million, or 34.8% of our total deposits, are due to mature within one year. Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be, significantly affected by money market and general economic conditions. If we fail to attract new deposits or maintain existing deposits or are forced to increase interest rates paid to customers to attract and maintain deposits, our net interest income would be negatively impacted and we could be materially and adversely affected.

We may not be able to raise additional capital on terms favorable to us or at all.

We may need additional capital to support our business, expand our operations or maintain our minimum capital requirements. However, we may not be able to raise additional funds through the issuance of additional shares of our common stock or other equity or equity-related securities. Furthermore, the significant amount of our common stock that BankCap Partners owns may discourage other potential investors from acquiring newly-issued shares of our common stock or other equity or equity-related securities. Even if we are able to obtain capital through one or more issuances of additional shares of our common stock or other equity or equity-related securities, such issuances could significantly dilute your ownership interest in us. In addition, the holders of warrants and options for our common stock could exercise them when we could otherwise obtain capital by offering additional securities on terms more favorable to us than those provided by the warrants and options.

Failure to manage expansion could materially and adversely affect our business.

Our ability to offer services and products and implement our business strategies successfully in a highly competitive market requires an effective planning and management process. Future expansion efforts, internally or through acquisitions, could be expensive and put a strain on our management, financial, operational and technical resources. To manage growth effectively, we will likely have to continue to enhance our financial and accounting systems and controls, as well as integrate new personnel, including relationship managers, and manage expanded operations. If we are unable to grow our business or manage our growth effectively, we could be materially and adversely affected.

Our business is dependent on technology and an inability to invest in technological improvements or obtain reliable technological support may materially and adversely affect us.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven services and products. In addition to better service to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our ability to grow and compete will depend in part upon our ability to address the needs of customers by using technology to provide services and products that will satisfy their operational needs, while managing the costs of expanding our technology infrastructure. Many competitors have substantially greater resources to invest in technological improvements and third-party support. For the foreseeable future, we expect to rely on third-party service providers for our core technology systems and on other third parties for technical support and related services. If we are unable to implement and market new technology-driven services and products successfully or if those services and products become unreliable or fail, our customer relationships and operations could be adversely affected, which could materially and adversely affect us.

Fluctuations in interest rates could reduce our operating results as we expect to realize income primarily from the difference between interest earned on our loans and investments and interest paid on our deposits and borrowings.

Our operating results are significantly dependent on our net interest income, as we expect to realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We will experience “gaps” in the interest rate sensitivities of our assets and liabilities, as measured by the relative duration of our interest-earning assets and interest-bearing liabilities. The net position of those assets and liabilities, subject to repricing in specified time periods, will positively or negatively affect our operating results. If market interest rates should move contrary to our position, this “gap” may work against us and negatively affect our operating results, potentially materially. We cannot predict fluctuations of market interest rates, which are affected by many factors, including inflation, recession, unemployment, monetary policy and conditions in domestic and foreign financial markets. Although our asset-liability management strategy is intended to manage our risk from changes in market interest rates, changes in interest rates could materially and adversely affect us. As reflected in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity—Gap Analysis,” on a cumulative basis for maturities and repricings within the next 12 months, we reflect interest rate-sensitive assets exceeding interest rate-sensitive liabilities resulting in an asset sensitive position as of December 31, 2010 of $38.4 million, which would reduce our operating results if market interest rates were to decline during that period.

Changes in market interest rates could reduce the value of our financial assets. Fixed-rate investments, mortgage-backed and related securities and loans generally decrease in value as interest rates rise. In addition, volatile interest rates affect the volume of our lending activities. For example, when interest rates rise, the cost of borrowing increases and the loan originations tend to decrease. This could result in lower net interest income, lower loan origination fee income and a decline in sales of treasury services. If we are unsuccessful in managing the effects of changes in interest rates, we could be materially and adversely affected.

We face significant competition in our target markets.

The financial services industry, including commercial banking, mortgage banking, consumer lending and home equity lending, is highly competitive, and we have encountered, and will continue to encounter, strong competition for deposits, loans and other financial services and products in our target markets. Our principal competitors for loans and some or all of our other services and products are other commercial banks and community banks in our target markets. Our principal competitors for deposits include commercial banks, community banks, money market funds, credit unions and trust companies. Our non-bank competitors are not subject to the same degree of regulation as we are and, accordingly, have advantages over us in providing certain products and services. Many of our competitors are significantly larger than we are and have greater access to capital and other resources that permit them to offer attractive terms and broader selections to gain market share for their products and services and also have higher lending capacity and larger branch networks. We have branches in Richmond, Virginia and Tysons Corner in Northern Virginia in addition to the three branches in Suffolk, Virginia that we acquired in the merger. SuffolkFirst Bank did not have branches in Richmond or Tysons Corner historically, so we are not able to build from a pre-existing customer base in either of these markets. To expand our customer base at these branches and Northern Virginia generally, we must successfully compete against competitors with established businesses, relationships, and reputations in those markets. This competition could result in decreased demand for our services and products and our loss of, or inability to gain, market share, which could materially and adversely affect us.

We may become subject to significant liabilities in the event the Bank forecloses upon, or takes title to, real property.

When underwriting a commercial or residential real estate loan, we will generally take a lien on the real property and, in some instances upon a default by the borrower, we may foreclose upon and take title to the property, which may lead to potential financial risk for us under applicable environmental laws. Many environmental laws impose liability regardless of whether we knew of, or were responsible for, any contamination that existed or exists on the property.

Given the geographic concentration of our operations, we could be significantly affected by any natural or man-made disaster that affects Virginia and surrounding areas.

Our operations are concentrated in, and our loan portfolio consists almost entirely of, loans to persons and businesses located in and around Virginia. The collateral for many of our loans consists of real and personal property located in areas susceptible to hurricanes and other natural disasters as well as man-made disasters that can cause extensive damage to the general region. Disaster conditions that hit in our target markets would adversely affect the local economies and real estate markets. Adverse economic conditions resulting from such a disaster could negatively affect the ability of our customers to repay their loans and could reduce the value of the collateral securing these loans. Furthermore, damage resulting from any natural or man-made disaster could also result in continued economic uncertainty that could negatively impact businesses in those areas. As a result, we could be materially and adversely affected by any natural or man-made disaster that affects our target markets.

We depend on the accuracy and completeness of information about our customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we rely on information furnished by or on behalf of our customers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of those customers or counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could result in losses that materially and adversely affect us. Even if we receive accurate information, we may misjudge that information and fail to assess the credit risks in a manner that materially and adversely affects us.

We are dependent on our key personnel, including our executive officers and directors, and the loss of such persons could negatively impact our ability to execute our business strategies.

We will be for the foreseeable future dependent on the services of Mr. Layfield, who is our President and Chief Executive Officer; Mr. Osgood, who is our Chief Financial Officer and Chief Administrative Officer; Ms. Gavant, who is our Senior Vice President and Controller; Mr. Cottrell, who is an Executive Vice President and our Chief Credit Officer; Mr. Davis, who is an Executive Vice President and the President of the Bank’s Northern Virginia Region; and Mr. O’Flaherty, who is an Executive Vice President of the Bank responsible for our private banking business. Should the services of these individuals or other key executive officers become unavailable, we may be unable to find a suitable successor who would be willing to be employed upon the terms and conditions that we would offer. We do not maintain key man insurance coverage on any of these individuals or other key executive officers. A failure to replace any of these individuals in a timely and effective manner could negatively affect our ability to execute our business strategies and otherwise disrupt our business.

System failure or breaches of our network security could lead to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure that we use could be vulnerable to unforeseen problems. Our operations are dependent in part upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in operations could have an adverse effect on customers. In addition, we must be able to protect the computer systems and network infrastructure utilized by us against physical damage, security breaches and service disruption caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and deter potential customers.

We are subject to extensive regulation in the conduct of our business operations, which could materially and adversely affect us.

The banking industry is heavily regulated by several governmental agencies. Banking regulations are primarily intended to protect the depositors, deposit insurance funds and the banking system as a whole, and not shareholders and other creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which the Bank may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

From time to time, the U.S. Congress and state legislatures consider changing these laws and may enact new laws or amend existing laws to further regulate the financial services industry. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, into law. The Dodd-Frank Act will result in sweeping changes in the regulation of financial institutions. The Dodd-Frank Act contains numerous provisions that will affect all banks and bank holding companies. The Dodd-Frank Act includes provisions that, among other things:

•

change the assessment base for federal deposit insurance from the amount of insured deposits to total consolidated assets less tangible capital, eliminate the ceiling on the size of the federal deposit insurance fund, and increase the floor of the size of the federal deposit insurance fund, which generally will require an increase in the level of assessments for institutions with assets in excess of $10 billion;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby generally permitting the payment of interest on all deposit accounts;

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centralize responsibility for promulgating regulations under and enforcing federal consumer financial protection laws in a new bureau of consumer financial protection that will have direct supervision and examination authority over banks with more than $10 billion in assets;

•	require the FDIC to seek to make its capital requirements for banks countercyclical;

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impose comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions;

•	establish new rules and restrictions regarding the origination of mortgages; and

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permit the Federal Reserve to prescribe regulations regarding interchange transaction fees, and limit them to an amount reasonable and proportional to the cost incurred by the issuer for the transaction in question.

Many of these and other provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known. Although we cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on us and our prospects, our target markets and the financial industry more generally, we believe that the Dodd-Frank Act and the regulations promulgated thereunder are likely to impose additional administrative burdens that will obligate us to incur additional expenses.

Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could, among other things, subject us to additional costs and lower revenues, limit the types of financial services and products we may offer, increase the ability of non-banks to offer competing financial services and products, and require a significant amount of management’s time and attention. Failure to comply with statutes, regulations or policies could result in sanctions by regulatory agencies, civil money penalties or reputational damage, which could materially and adversely affect us.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, current and potential shareholders may lose confidence in our financial reporting and disclosures and could subject us to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K our management’s assessment of the effectiveness of our internal control over financial reporting. While our management’s assessment included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 did not identify any material weaknesses, we cannot guarantee that we will not have any material weaknesses identified by our management or our independent registered public accounting firm in the future.

The Dodd-Frank Act includes a provision to permanently exempt non-accelerated filers from complying with the requirements of Section 404(b), which requires an issuer to include in its Annual Report on Form 10-K an attestation report from the issuer’s independent registered public accounting firm on the issuer’s internal control over financial reporting. Non-accelerated filers were to have commenced complying with the requirements of Section 404(b) starting with their Annual Reports on Form 10-K for fiscal years ending on or after June 15, 2010. Since we were a non-accelerated filer as of June 30, 2010 (the last day of our most recently completed second quarter), we were not required to comply with the requirements of Section 404(b) in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. However, if the market value of our common stock held by non-affiliates equals $75 million or more as of the end of the last day of our most recently completed second quarter for any subsequent fiscal year, we will be required to provide an attestation report from our independent registered public accounting firm on our internal control over financial reporting in our Annual Report on Form 10-K for that fiscal year.

Compliance with the requirements of Section 404 is expensive and time-consuming. If, in the future, we fail to comply with these requirements in a timely manner or if our management or independent registered public accounting firm expresses a qualified or otherwise negative opinion on the effectiveness of our internal control over financial reporting, we could be subject to regulatory scrutiny and a loss of confidence in our internal control over financial reporting. In addition, any failure to maintain an effective system of disclosure controls and procedures could cause our current and potential shareholders and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which could materially and adversely affect us.

The Bank has paid certain expenses on our behalf, which payments may be subject to Section 23A of the Federal Reserve Act governing certain extensions of credit and other federal and state banking statutes and regulations restricting dividends, any violation of which could result in the imposition of civil money penalties against us or the Bank.

From time to time, the Bank has paid certain expenses on our behalf that were associated with our being a public bank holding company. The payments made by the Bank could be deemed to be extensions of credit under Section 23A of the Federal Reserve Act of 1913, as amended, or the Federal Reserve Act, and regulations issued thereunder. Transactions subject to Section 23A are limited in amount to 10% of capital and surplus, must meet certain collateral requirements and are required to satisfy certain other conditions, including having terms that are at least as favorable to the Bank as comparable transactions with non-affiliates under Section 23B. If the payments of these expenses were to be deemed to be extensions of credit, such payments were unsecured, potentially in violation of Section 23A. The payments made by the Bank could also be deemed to be dividends in excess of net income or net undivided profits, potentially in violation of federal and state banking statutes, policy statements and regulations restricting dividends. Generally the Federal Reserve and the Virginia Bureau of Financial Institutions first seek to resolve such issues informally by means of a plan for corrective action; however, violations of Section 23A or federal or state regulations restricting dividends could result in the imposition of civil money penalties against us or the Bank. We intend to use a portion of the net proceeds of the offering to repay all amounts previously paid on our behalf by the Bank, plus interest at the applicable Federal funds rate, upon completion of this offering.

BankCap Partners is a bank holding company that is deemed to be a multi-bank holding company for two institutions.

Under the Federal Reserve guidelines, and effective July 2011, the Dodd-Frank Act amends the Bank Holding Company Act to require every bank holding company to serve as a “source of strength” for each of their bank subsidiaries. Currently, BankCap Partners is deemed a bank holding company for Atlantic Capital Bank, an Atlanta, Georgia-based bank, and the Bank. The position of BankCap Partners as a source of strength to other depository institutions may limit its ability to serve as a source of strength for the Bank and could adversely affect the Bank’s ability to access resources of BankCap Partners. Federal bank regulatory agencies have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

The Bank may be obligated to provide financial assistance to any other financial institution as to which BankCap Partners is deemed to be a bank holding company.

A bank for which BankCap Partners is deemed to be a bank holding company may be required to indemnify, or cross-guarantee, the FDIC against losses the FDIC incurs with respect to any other bank controlled by BankCap Partners. In addition, the Federal Deposit Insurance Corporation Act of 1991 requires that an insured depository institution shall be liable for the loss incurred or anticipated by the FDIC arising from the default of a commonly controlled insured depository institution or any assistance provided by the FDIC to any commonly controlled insured depository institution in danger of default. Accordingly, the Bank may be obligated to provide financial assistance to Atlantic Capital Bank, as well as any other financial institution for which BankCap Partners is deemed to be a bank holding company as a result of its future acquisition activity, if any. Any financial assistance that the Bank is required to provide to Atlantic Capital Bank, or such other financial institution, would reduce our capital and could result in a total loss of your investment. For more information on Atlantic Capital Bank, see “Our Business—Supervision and Regulation—Bank Holding Company Regulation.”

We will face risks with respect to future expansion and acquisitions or mergers.

Although we do not have any current plans to do so, we may seek to acquire other financial institutions or branches or assets of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

•	the time and expense associated with identifying and evaluating potential acquisitions and merger partners;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or its branches or assets;

•	diluting our existing shareholders in an acquisition;

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the time and expense associated with evaluating new markets for expansion, hiring experienced local management and opening new offices or branches as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

•	taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management’s time and attention being diverted from the operation of our existing business;

•	the time and expense associated with integrating the operations and personnel of the combined businesses;

•	the ability to realize the anticipated benefits of the acquisition, including tax benefits;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received;

•	time and costs associated with regulatory approvals;

•	competition from other purchasers;

•	lack of information on a target institution or its branches or assets;

•	inability to obtain additional financing, if necessary, on favorable terms or at all; and

•	unforeseen adjustments, write-downs, write-offs or restructuring or other impairment charges.

The accuracy of our financial statements and related disclosures could be affected if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies.

The preparation of financial statements and related disclosure in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which we summarize in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies,” describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates about the future that materially impact our consolidated financial statements and related disclosures. For example, material estimates that are particularly susceptible to significant change relate to the determination of our allowance for loan and lease losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the application of acquisition accounting principles relating to the merger. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events could have a material impact on the accuracy of our consolidated financial statements and related disclosures.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited.

Although we reported operating losses for the year ended December 31, 2009 (the successor) and the period ended December 22, 2009 (the predecessor) due to the application of tax rules and regulations, we have no net operating losses, or NOLs, for federal income tax purposes for years prior to 2010 that carry forward to 2010. For further information, see Note 12 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus. We have NOLs for the year ended December 31, 2010, a significant portion of which should be available for carryforwards to reduce taxable income in future years. Our NOLs as of December 31, 2010 are subject to a 20-year carryforward period; however, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation’s common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carryforwards. This annual limitation is generally equal to the product of the value of the corporation’s stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service (3.67% as of December 31, 2010). Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

The rules of Section 382 are complex and subject to varying interpretations. Although we cannot predict the number of shares to be sold in this offering, we expect that we will undergo an ownership change for purposes of Section 382 as a result of this offering. Even if this offering does not cause an ownership change, it may increase the likelihood that we may undergo an ownership change in the future. Based on our recent common stock price, we believe any ownership change would limit the timing of our ability to use the NOLs. Moreover, our NOLs may not be fully available. As a result, we could pay taxes earlier and in larger amounts than would be the case if the NOLs were available to reduce our federal income taxes without restriction.

We had net losses during the year ended December 31, 2010 and the period from January 1, 2009 through December 22, 2009, and we are uncertain as to whether or when we will again be profitable.

We have not recorded a profit since the quarterly period ended March 31, 2009, which was prior to the merger. For the year ended December 31, 2010 and the period from January 1, 2009 through December 22, 2009, we incurred net losses of $5.9 million and $4.3 million, respectively, and we expect losses to continue for at least several more quarters. As of December 31, 2010, we had an accumulated deficit of $15.4 million.

For the year ended December 31, 2010, the primary reasons for our losses were non-interest expense related to the development of our technology and other infrastructure and the hiring of experienced personnel to support our business strategy and projected growth. For the year ended December 31, 2010, our non-interest expense was $13.0 million compared to $6.0 million for the period from January 1, 2009 through December 22, 2009. Greater non-interest expense was primarily comprised of higher compensation and benefits expense of $4.6 million, occupancy expenses of $782 thousand and technology and communication expenses of $1.2 million. With respect to compensation and benefits expense, we increased the number of our employees to 78 as of December 31, 2010 from 66 as of December 31, 2009, as we added relationship managers and support staff to generate loans and deposits, operations and technology personnel to manage our day-to-day infrastructure and outsourced vendor relationships, and professional staff in compliance, human resources, finance and accounting. With respect to occupancy expenses, the increase was related to our new offices in Richmond and Tysons

Corner, Virginia, as well as our new operations center in Richmond. With respect to technology expenses, the increase was related to our conversion to a more robust technology infrastructure and core operating platform required to support our business strategy and projected growth. For the period from January 1, 2009 through December 22, 2009, the primary reasons for our losses were an additional provision for loan losses of $5.5 million and merger-related expenses of $1.1 million.

We made substantial progress in building our infrastructure and our team during the year ended December 31, 2010. In particular, our investments to date have been critical to our business strategy as they have allowed us to put into place the majority of the technology infrastructure and core operating platform to support our business strategy for the foreseeable future. We believe, however, that we will need to make additional investments, especially related to recruiting skilled bankers and, as needed, expanding our technology infrastructure to respond to new technologically-driven services and products. We expect these investments will be modest relative to the investments made in 2010. Our ability to generate a profit in the future requires successful growth in revenues and management of expenses, among other factors. We expect that the net proceeds of this offering will support our balance sheet growth and allow us to recruit additional skilled bankers who will help us attract target customers and grow our business. While we expect the productivity of these additional bankers to exceed their incremental expenses over time, our operating results will be adversely impacted if it does not happen promptly or at all.

The disposition processes related to our non-performing assets could result in losses in the future that would materially and adversely affect us.

As of December 31, 2010, our non-performing loans totaled $2.8 million, or 1.9% of our loan portfolio. As of December 31, 2010, our non-performing assets (which include other real estate owned, or OREO) were $4.3 million, or 1.7% of our total assets. We had no loans accruing interest that were more than 90 days delinquent. Until economic and real estate market conditions improve, particularly in our target markets in and around Virginia, but also nationally, we may incur additional losses relating to an increase in non-performing loans and OREO, and such losses could be material. We do not record interest income on non-performing loans or OREO. When we acquire title to collateral in foreclosures and similar proceedings, we are required by accounting rules to mark such collateral to the then fair market value, which often results in a loss. Non-performing loans and OREO also increase our risk profile, and increases in the level of non-performing loans and OREO could impact our regulators’ view of appropriate capital levels in light of such risks. While we seek to manage our problem assets through loan sales, workouts, restructurings, foreclosures and otherwise, decreases in the value of these assets, or in the underlying collateral, or in these borrowers’ results of operations, liquidity or financial condition, whether or not due to economic and market conditions beyond our or their control, could materially and adversely affect us. In addition, the resolution of non-performing assets requires significant amount of management’s time and attention, diverting their time from other business, which could be detrimental to the performance of their other responsibilities on our behalf.

The market value of our investments may decline, which could cause a decline in our shareholders’ equity and negatively affect our results of operations.

We have designated our entire investment portfolio as securities available-for-sale pursuant to applicable accounting standards relating to accounting for investments. These standards require that unrealized gains and losses in the estimated value of the available-for-sale investment securities portfolio be “marked to market” and reflected as a separate item in shareholders’ equity (net of tax) as accumulated other comprehensive income. As of December 31, 2010, we had $58.9 million, or 23.4% of our total assets, in securities available-for-sale at fair value. Shareholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. Management believes that several factors will affect the market values of our investment securities portfolio. These include changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation, the slope of the interest rate yield curve (i.e., the differences between shorter-term and longer-term interest rates) and reduced investor demand. Lower market values for our available for-sale securities may result in recognition of an other-than-temporary impairment charge to our results of operations. If the market value of our investment securities portfolio declines, there will be a corresponding decline in shareholders’ equity, whether through accumulated other comprehensive income or lower results of operations.

The short-term and long-term impact of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain.

On December 17, 2009, the Basel Committee on Banking Supervision, or the Basel Committee, proposed significant changes to bank capital and liquidity regulation, including revisions to the definitions of Tier 1 capital and Tier 2 capital applicable to the Basel Committee’s Revised Framework for the International Convergence of Capital Measurement and Capital Standards, or Basel III.

The short-term and long-term impact of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain. As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short-term impact of the implementation of Basel III may be or what impact a pending alternative standardized approach to Basel III option for non-Basel III U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

On September 12, 2010, the oversight body of the Basel Committee announced a package of reforms that will increase existing capital requirements substantially over the next four years. These capital reforms were endorsed by the G20 at the summit held in Seoul, South Korea in November 2010. In December 2010, the Basel Committee issued final rules on the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The various requirements will be phased in gradually, and should be implemented in their final form by 2019.

We may not be able to meet the cash flow requirements of our depositors and other creditors unless we maintain sufficient liquidity.

Our liquidity is used to make loans and investments and to repay liabilities (including deposits) as they become due or are demanded by depositors and other creditors. We had negative cash flow from operations of $5.1 million and $1.1 million, respectively, for the year ended December 31, 2010 and the period from January 1, 2009 through December 22, 2009. As a result, our main source of liquidity is customer deposits. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. Potential alternative sources of liquidity include federal funds purchased and investment securities sold under repurchase agreements, as well as the repayment or sale of loans, securities (to the extent not pledged as collateral) or other assets, the utilization of available government and regulatory assistance programs, the ability to acquire brokered deposits, borrowings from the FHLB, borrowings through the Federal Reserve’s discount window and the issuance of our debt securities and equity securities. Without sufficient liquidity from these potential sources of liquidity, we generally may not be able to meet our cash flow requirements to operate and grow our business and repay our obligations.

As we continue to grow, we may become more dependent on wholesale funding sources, which may include FHLB borrowings and borrowings through the Federal Reserve’s discount window. As of December 31, 2010, we had $25.0 million of FHLB borrowings and $10.2 million of brokered deposits outstanding. If we are required to rely more heavily on wholesale funding sources to support our operations or growth in the future and such funding is expensive at such time, our revenues may not increase proportionately to cover our costs. In that case, our operating margins would be reduced and we could be materially and adversely affected.

Risks Related to this Offering and Our Common Stock

Our stock price may fluctuate significantly and be highly volatile and this may make it difficult for you to resell shares of our common stock at the volume, prices and times you find attractive.

The market price of our common stock could be subject to significant fluctuations and be highly volatile, which may make it difficult for you to resell shares of our common stock at the volume, prices and times you find attractive. There are many factors that will impact our stock price and trading volume, including, but not limited:

•	our actual or projected results of operations, liquidity, financial condition or regulatory capital levels;

•	our failure to meet, or the lowering of, our earnings estimates or those of securities analysts;

•	publication of research reports about us, our competitors or the financial services industry generally;

•	issuances of new shares of common stock or resales of common stock, or anticipated issuances or resales;

•	size of our public float;

•	fluctuations in stock market prices and volumes generally;

•	market valuations of similar companies, as well as the performance and prospects of those companies;

•	the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Federal Reserve;

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general economic or business conditions, nationally, regionally or in our target markets, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•	loan origination volume and concentrations;

•	levels of asset quality and the adequacy of our allowance for loan and lease losses;

•	deposit generation, flow and costs;

•	the availability, terms and deployment of capital;

•	the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	unanticipated regulatory or judicial proceedings, and related liabilities and costs;

•	interest rate, market and monetary fluctuations;

•	the timely implementation of services and products by us and the acceptance of such services and products by customers;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the loss of certain key officers or other employees;

•	our ability to continue to grow our business internally and through acquisitions and successful integration of new or acquired institutions, branches or assets while controlling costs;

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any actual or perceived requirement for the Bank to provide financial assistance to Atlantic Capital Bank or any other financial institution for which BankCap Partners is deemed to be a bank holding company;

•	compliance with laws and regulatory requirements, including those of federal, state and local agencies;

•	our failure to satisfy the continuing listing requirements of The NASDAQ Capital Market;

•	our failure to comply with the Sarbanes-Oxley Act of 2002;

•	effect of terrorist attacks and threats of actual war;

•	changes in accounting principles, policies and guidelines;

•	actual, potential or perceived accounting problems affecting us;

•	rapidly changing technology;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services;

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our target markets or the financial services industry; and

•	our success at managing the risks involved in the foregoing.

Stock markets, in general, have experienced in recent years, and continue to experience, significant price and volume volatility, and the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance and prospects. Increased market volatility and fluctuations could result in a substantial decline in the market price of our common stock.

The trading volume in our common stock has been limited. As a result, you may not experience liquidity in your investment in our common stock, thereby potentially limiting your ability to resell your shares at the volume, times and prices you find attractive.

Our common stock is currently traded on The NASDAQ Capital Market. Our common stock is currently thinly traded and has substantially less liquidity than the average trading market for many other publicly-traded financial institutions and other companies. An active trading market for our common stock may not develop or, if developed, may not be sustained after this offering. Thinly traded stocks can be more volatile than stock trading in an active public market. Our stock price has been volatile in the past, and, as noted above, several factors could cause the price to fluctuate substantially in the future. Recently, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, including those in the financial services industry, have experienced wide price fluctuations that have not necessarily been related to their operating performance or prospects. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our operating performance or prospects. General market declines or market volatility in the future, especially in the financial services industry, could also significantly affect the market price of our common stock, and the current market price may not be indicative of future market prices. Therefore, our shareholders may have very little liquidity and may not be able to sell their shares at the volume, prices and times that they desire.

Our common stock is not insured by any governmental entity, and therefore, an investment in our common stock involves risk.

Our common stock is not a savings or deposit account or other obligation of any bank and is not insured or guaranteed by the FDIC or any other governmental entity and is therefore subject to investment risk, including possible complete loss.

There may be future issuances or resales of our common stock, which may materially and adversely affect the market price of our common stock.

Except as described under “Underwriting,” and subject to any required state or federal bank regulatory approvals, we are not restricted from issuing additional shares of our common stock in the future, including securities convertible into, or exchangeable or exercisable for, shares of our common stock. Our issuance of additional shares of common stock in the future will dilute the ownership interests of our then existing shareholders.

As of February 28, 2011, BankCap Partners and our directors and executive officers beneficially owned an aggregate of 3,543,621 shares of our common stock and also beneficially owned warrants and options to purchase an aggregate of 738,410 additional shares of our common stock. At our request, the underwriters have reserved for sale, at the public offering price set forth on the cover page of this prospectus, up to 5% of the shares of common stock offered by this prospectus for sale to certain of our directors and executive officers and to BankCap Partners. Assuming that BankCap Partners and our directors and executive officers purchase 350,000 shares of our common stock in this offering, they will beneficially own an aggregate of approximately 3,878,316 shares of our common stock following the completion of this offering.

Under the investor rights agreement, at any time after June 26, 2011, BankCap Partners will have the right, subject to certain exceptions and conditions, to demand that we register the resale under the Securities Act of all of the 3,045,000 shares of our common stock that it currently owns and any additional shares of our common stock that it subsequently acquires. This right covers warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable, and any shares of our common stock that BankCap Partners purchases in this offering. If BankCap Partners makes such a demand, we are obligated to notify all other holders of our common stock who purchased shares of Xenith Corporation common stock in Xenith Corporation’s June 2009 private offering of BankCap Partners’ demand, and such holders will have the right, subject to certain exceptions and conditions, to join the proposed registration and resale. In addition, under the investor rights agreement, at any time after June 26, 2011, BankCap Partners and each shareholder who purchased shares of Xenith Corporation common stock in Xenith Corporation’s June 2009 private offering will have the right, subject to certain exceptions and conditions, to participate in any underwritten public offerings of common stock that we undertake. Registration of the resale of these shares under the Securities Act would result in the shares becoming freely tradable in the public market immediately upon the effectiveness of registration. See “Description of Capital Stock—Investor Rights Agreement—Registration Rights” for further information about the investor rights agreement.

We have an effective registration statement on Form S-8 under the Securities Act registering 132,000 shares of our common stock issuable under our 2003 Stock Option Plan. Options to purchase 80,028 shares of our common stock are outstanding under this plan. As of February 28, 2011, 51,972 of these shares of common stock remain available for issuance under this plan. In addition, we intend to file a registration statement on Form S-8 under the Securities Act after the completion of this offering for up to 1,043,391 shares of our common stock issuable under our Amended and Restated 2009 Stock Incentive Plan. Options to purchase 276,660 shares of our common stock have been granted under this plan and we intend to grant options to purchase an additional 82,500 shares of our common stock upon the completion of this offering under this plan. This registration statement is expected to become effective immediately upon filing. As a result, the shares of our common stock received upon the exercise of options under our 2003 Stock Option Plan and our Amended and Restated 2009 Stock Incentive Plan (after the effectiveness of the registration statement on Form S-8 in the case of our Amended and Restated 2009 Stock Incentive Plan) will also be freely tradable in the public market, except for shares held by affiliates.

The sale of a substantial number of shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock, whether directly by us in this offering or future offerings or by our existing shareholders in the secondary market, the perception that such issuances or resales could occur or the availability for future issuances or resale of shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock could materially and adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities on attractive terms or at all.

In addition, our board of directors is authorized to designate and issue preferred stock without further shareholder approval, and we may issue other equity and equity-related securities that are senior to our common stock in the future for a number of reasons, including, without limitation, to support operations and growth, to maintain our capital ratios, and to comply with any future changes in regulatory standards.

BankCap Partners owns a significant number of shares of our common stock, which will enable it to influence the vote on all matters submitted to a vote of our shareholders.

As of February 28, 2011, BankCap Partners beneficially owned 3,436,500 shares of our common stock (including warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable), representing 55.1% of the outstanding shares of our common stock.

Upon completion of this offering (assuming the underwriters do not exercise their over-allotment option and BankCap Partners purchases 192,307 shares in this offering), the 3,628,807 shares of our common stock beneficially owned by BankCap Partners will represent, in the aggregate, 27.4% of the outstanding shares of our common stock.

In addition, under the terms of the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation common stock in its June 2009 private offering have agreed to vote their shares of our common stock in favor of (1) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act, with respect to Xenith Bankshares, and (2) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of our outstanding voting capital stock. They have also agreed to vote their shares of our common stock in favor of (1) removing the designee of BankCap Partners on our board of directors at the request of BankCap Partners and the election to our board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on our board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above. Brian D. Jones and Scott A. Reed, each a principal of BankCap Partners and a member of our board of directors, are the current designees of BankCap Partners. See “Description of Capital Stock—Investor Rights Agreement—Voting Agreement” for further information about the investor rights agreement.

Accordingly, BankCap Partners, through its beneficial ownership of our common stock and board rights, will be able to participate in matters that come before our board of directors and influence the vote on all matters submitted to a vote of our shareholders, including the election of directors, amendments to the amended and restated articles of incorporation or amended and restated bylaws, mergers or other business combination transactions and certain sales of assets outside the usual and regular course of business. The interests of BankCap Partners may not coincide with the interests of our other shareholders, and they could take actions that advance their own interests to the detriment of our other shareholders.

Our common stock is subordinate to our existing and future indebtedness and any preferred stock and effectively subordinated to all indebtedness and preferred equity of the Bank.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, holders of our common stock will also be subordinate to the dividend and liquidation rights of holders of any class or series of preferred stock that our board of directors may designate and issue in the future without any action on the part of the holders of our common stock, including any senior preferred stock that we issue to the U.S. Treasury in connection with our possible participation in the small business lending fund created under the Small Business Jobs and Credit Act of 2010. We have applied to participate in the small business lending fund for an amount equal to $8,381,450, which was 5% of our risk-weighted assets as of December 31, 2010. If our application is approved, we are requesting that the amount to be advanced to us under the small business lending fund be adjusted to an amount equal to 5% of our risk-weighted assets as of the last day of the calendar quarter preceding funding. For more information on the small business lending fund created under the Small Business Jobs and Credit Act of 2010, see “Our Business—Supervision and Regulation—Small Business Lending Fund.” Furthermore, our right to participate in a distribution of assets upon the Bank’s liquidation or reorganization is subject to the prior claims of the Bank’s creditors and preferred shareholders. As of December 31, 2010, the Bank had $25.0 million of outstanding debt and no preferred equity.

We do not intend to pay dividends in the foreseeable future, and we may never pay, or legally be able to pay, dividends.

We have not paid any dividends since our inception and we presently do not intend to pay any dividends in the foreseeable future. We are limited in the amount of dividends that we may pay to our shareholders pursuant to state and federal laws and regulations. See “Our Business—Supervision and Regulation—Payment of Cash Dividends.” Any future financing arrangements that we enter into may also limit our ability to pay dividends to our shareholders. Accordingly, we may never legally be able to pay dividends to our shareholders. Further, even if we have earnings and available cash in an amount sufficient to pay dividends to our shareholders, our board of directors, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use the net proceeds, and we may not invest the net proceeds successfully.

We intend to retain approximately $390,000 of the net proceeds from this offering to repay upon completion of this offering certain expenses associated with our being a public bank holding company which were previously paid on our behalf by the Bank, plus interest at the applicable Federal funds rate, and to establish a reserve of approximately $810,000 to pay similar projected expenses in the future. We intend to contribute the balance of the net proceeds to the Bank, and intend for the Bank to use the contributed proceeds primarily to fund organic growth of loans to customers in our target markets, for continued investment in our infrastructure and personnel and for other general business purposes, which may include acquisitions. Our management may allocate the net proceeds among these purposes as it deems appropriate. Accordingly, you will be relying on the judgment of our management with regard to the use of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using, or plan to use, the net proceeds appropriately. It is possible that we or the Bank may not invest the net proceeds in a timely manner or may invest the net proceeds in a way that does not yield a favorable return for us or our shareholders and may even result in significant losses.

Certain provisions of Virginia law and our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for our shareholders to remove our board of directors and management and also could have the effect of discouraging, delaying or preventing a change of control transaction.

Certain provisions of Virginia law, the state in which we are incorporated, and our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for our shareholders to remove our board of directors and management and also could have the effect of discouraging, delaying or preventing a change of control transaction that could otherwise provide our shareholders with the opportunity to realize a premium over the then prevailing market price of our common stock or otherwise be in the best interests of our shareholders. These provisions include:

•

a provision allowing our board of directors to issue preferred stock with rights senior to those of the common stock without any vote or action by the holders of common stock or that could otherwise adversely affect the rights and powers, including voting rights, of the holders of common stock;

•

subject to certain exceptions, the application of the Virginia Affiliated Transactions Statute prohibiting us from entering into a business combination with the beneficial owner of 10% or more of our outstanding voting stock for a period of three years after the 10% or greater owner first reached that level of stock ownership;

•	a provision that allows us to amend or eliminate a bylaw provision opting out of the application of the Virginia Control Share Acquisitions Statute without shareholder approval;

•	a provision allowing the removal of directors only for cause;

•	the requirement that shareholders provide advance notice when nominating directors or submitting other shareholder proposals; and

•

the inability of shareholders to convene a special shareholders’ meeting without the chairman of the board, the president, or a majority of the board of directors calling the meeting and to consider matters outside the scope of the business specified in the notice for such meeting.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and any free writing prospectus that we authorize for use in connection with this offering are forward-looking statements within the meaning of Section 27A of the Securities Act. All statements other than statements of historical facts contained in this prospectus and any free writing prospectus that we authorize for use in connection with this offering, including statements regarding our plans, objectives and goals, future events or results, our competitive strengths and business strategies, and the trends in our industry are forward-looking statements. The words “believe,” “will,” “may,” “could,” “estimate,” “project,” “predict,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

Forward-looking statements made in this prospectus reflect beliefs, assumptions, and expectations of future events or results, taking into account the information currently available to us. These beliefs, assumptions, and expectations may change as a result of many possible events, circumstances or factors, not all of which are currently known to us. If a change occurs, our business, financial condition, liquidity, results of operations and prospects may vary materially from those expressed in, or implied by, our forward-looking statements. You should carefully consider these matters when you make a decision concerning an investment in our common stock, along with the risks discussed under the caption “Risk Factors” beginning on page 12 of this prospectus and the following factors, which are not intended to be exhaustive, that may cause actual results to vary materially from our forward-looking statements:

•	general economic conditions, nationally, regionally or in our target markets in and around Virginia, as well as demographic conditions in our target markets;

•	the efforts of government agencies to stabilize the equity and debt markets;

•	the adequacy of our allowance for loan and lease losses and our methodology for determining such allowance;

•	adverse changes in our loan portfolio and credit risk-related losses and expenses;

•	concentrations within our loan portfolio, by borrower and loan type, including our exposure to commercial real estate loans, and to our limited target markets;

•	reduced deposit flows and loan demand as well as increasing default rates;

•	changes in interest rates, reducing our margins or the volumes or values of the loans we make and the deposits and investments we hold;

•	business conditions in the financial services industry, including competitive pressures among financial services companies, new service and product offerings by competitors, and similar factors;

•

the degree and nature of our competition, with the understanding that many of our competitors have greater financial resources and access to capital than we have and may offer broader services and products at better pricing that enable them to compete more successfully than we can;

•	the regulatory environment, including evolving banking industry standards, changes in legislation or regulation;

•	our ability and willingness to pay dividends on our common stock in the future;

•	changes in accounting principles, policies and guidelines as well as estimates and assumptions used in the preparation of our financial statements;

•	volatility of the market price of our common stock and capital markets generally;

•	our limited operating history;

•	our ability to implement our business strategies successfully, including the successful integration of any acquisition and the realization of any expected strategies;

•	changes in our competitive strengths or business strategies;

•	conditions in the financial markets and the availability, terms and deployment of debt and equity capital;

•	our dependence upon key personnel whose continued service is not guaranteed and our ability to identify, hire and retain highly qualified personnel in the future;

•	the adequacy of our cash reserves and liquidity;

•	negative publicity and the impact on our reputation;

•	rapidly changing technology;

•	war or terrorist activities causing deterioration in the economy;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, services and products; and

•	the risks discussed in our public filings with the Securities and Exchange Commission, or the SEC.

As a result of these factors, among others, the future events or results that are the subject of our beliefs, assumptions and expectations expressed in, or implied by, our forward-looking statements in this prospectus and any free writing prospectus that we authorize for use in connection with this offering may not be achieved in any specified time frame, or at all, which could be material to us. Accordingly and as noted above, you should not place undue reliance on these forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or the persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law or regulations, we do not undertake, and specifically disclaim any obligation, to update or revise any forward-looking statement.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, assuming a public offering price of $5.20 per share, which was the last reported sale price of our common stock on The NASDAQ Capital Market on March 8, 2011, after deducting the underwriting discounts and commissions and other estimated expenses of this offering payable by us, will be approximately $33.7 million (or approximately $38.9 million if the underwriters exercise their over-allotment option in full).

We intend to retain approximately $390,000 of the net proceeds from this offering to repay upon completion of this offering certain expenses associated with our being a public bank holding company which were previously paid on our behalf by the Bank, plus interest at the applicable Federal funds rate, and to establish a reserve of approximately $810,000 to pay similar projected expenses in the future. We intend to contribute the balance of the net proceeds of this offering to our subsidiary, the Bank, and intend for the Bank to use the contributed proceeds primarily to fund organic growth of our loans to customers in our target markets, continued investment in our infrastructure and personnel and other general business purposes, which may include acquisitions.

MARKET FOR COMMON EQUITY AND DIVIDEND POLICY

Market Information

Our common stock trades on The NASDAQ Capital Market under the symbol “XBKS.” As of February 28, 2011, we had 5,846,928 shares of common stock issued and outstanding and approximately 1,266 record holders. The last reported sale price per share of our common stock on The NASDAQ Capital Market on March 8, 2011 was $5.20. The following table sets forth the high and low sale prices for our common stock on The NASDAQ Capital Market during the periods indicated.

	Price Range
	High	Low
2011
First Quarter (through March 8, 2011)	$5.80	$5.06

2010
Fourth Quarter	$6.10	$5.11
Third Quarter	7.40	4.86
Second Quarter	9.00	5.25
First Quarter	7.00	3.02

2009
Fourth Quarter(1)	$9.00	$3.50
Third Quarter	7.39	5.00
Second Quarter	8.00	1.85
First Quarter	4.01	1.57

(1)	The merger was effective on December 22, 2009. In connection with the merger, the trading symbol for our common stock was changed from “SUFB” to “XBKS.”

Dividend Policy

We have not paid any dividends since our inception and we presently do not intend to pay any dividends in the foreseeable future. We are limited in the amount of dividends that we may pay to our shareholders pursuant to state and federal laws and regulations. See “Our Business—Supervision and Regulation—Payment of Cash Dividends.” Any future financing arrangements that we enter into may also limit our ability to pay dividends to our shareholders. Accordingly, we may never legally be able to pay dividends to our shareholders. Further, even if we have earnings and available cash in an amount sufficient to pay dividends to our shareholders, our board of directors, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

CAPITALIZATION

The following table sets forth our consolidated capitalization and selected ratios as of December 31, 2010, on an actual basis and on an as adjusted basis giving effect to the sale of 7,000,000 shares of common stock in this offering (assuming no exercise of the underwriters’ over-allotment option) at an assumed public offering price of $5.20 per share, which was the reported last sale price of our common stock on The NASDAQ Capital Market on March 8, 2011.

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed information contained in our consolidated financial statements and the notes related thereto included elsewhere in this prospectus.

	As of December 31, 2010
	Actual	As Adjusted(1)
(dollars in thousands, except per share amounts)	(unaudited)
Debt:
Federal funds purchased and borrowed funds	$25,000	$25,000

Shareholders’ Equity:
Preferred Stock(2)	—	—
Common Stock(3)	5,847	12,847
Additional paid-in capital	57,715	84,436
Retained earnings (accumulated deficit)	(15,374)	(15,374)
Accumulated other comprehensive income	601	601

Total shareholders’ equity	48,789	82,510

Total capitalization	$73,789	$107,510

Selected Ratios:
Tier I leverage ratio(4)	14.78%	25.66%
Tier I risk-based capital ratio(4)	20.33%	40.45%
Total risk-based capital ratio(4)	21.38%	41.50%
Book value per share	$8.34	$6.42
Tangible book value per share(5)	$5.93	$5.32

(1)	Consolidated capitalization giving effect to the sale of shares of 7,000,000 common stock in this offering at an assumed public offering price of $5.20 per share, for total net proceeds of approximately $33.7 million (after deducting the underwriting discounts and commissions and estimated offering expenses payable by us).

(2)	As of December 31, 2010, we had 25,000,000 shares of preferred stock, par value $1.00 per share, authorized and no shares of preferred stock issued and outstanding.

(3)

As of December 31, 2010, we had 100,000,000 shares of common stock, par value $1.00 per share, authorized and 5,846,928 shares of common stock issued and outstanding. The shares of common stock outstanding as of December 31, 2010 exclude: 1,050,000 shares of our common stock issuable pursuant to the exercise of the underwriters’ over-allotment option; 563,760 shares of our common stock issuable upon exercise of outstanding warrants to purchase shares of our common stock; 80,028 shares of our common stock issuable upon the exercise of outstanding options under our 2003 Stock Option Plan and 276,660 shares of our common stock issuable upon the exercise of outstanding options under our Amended and Restated 2009 Stock Incentive Plan; and 51,972 shares of our common stock that are available for future grant under our 2003 Stock Option Plan and 766,731 shares of our common stock that are available for future issuance under our Amended and Restated 2009 Stock Incentive Plan (an aggregate of 82,500 of which will be issuable upon the exercise of options that we intend to grant to certain officers of Xenith Bankshares and the Bank and all of the non-employee directors of Xenith Bankshares and the Bank upon the completion of this offering). We do not currently intend to grant any additional awards under our 2003 Stock Option Plan.

(4)	Additional information regarding capital ratios is included under “Management’s Discussions and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

(5)	Tangible book value per share is a supplemental financial measure that is not required by, or presented in accordance with, GAAP. We calculate tangible book value per share by dividing tangible book value by the total number of shares of our common stock outstanding. We calculate tangible book value by subtracting goodwill and other intangible assets from shareholders’ equity. Management believes that tangible book value per share is meaningful because it is one of the measures we and investors use to assess capital adequacy. Tangible book value per share should not be considered as an alternative to book value per share determined in accordance with GAAP. Set forth below is a reconciliation of tangible book value, a non-GAAP financial measure, to book value, the most directly comparable financial measure calculated and reported in accordance with GAAP. Book value is the same as shareholders’ equity as presented in our consolidated balance sheet. Our calculation of tangible book value per share may not be comparable to the calculation of similarly titled measures reported by other companies.

	As of December 31, 2010
	Actual	As Adjusted
(dollars in thousands)	(unaudited)
Book value	$48,789	$82,510
Subtract:
Goodwill and other intangible assets, net	14,109	14,109

Tangible book value	$34,680	$68,401

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Effective December 22, 2009, the merger of Xenith Corporation with and into First Bankshares was completed, with First Bankshares being the surviving entity in the merger. At the effective time of the merger, First Bankshares amended its articles of incorporation to change its name to Xenith Bankshares, Inc. Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business and had no substantial operations. Accordingly, because Xenith Corporation’s operating activities prior to the merger were insignificant relative to those of First Bankshares, we view First Bankshares as our predecessor. Our determination that First Bankshares should be viewed as our predecessor is based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that the consolidated company’s operations, revenues and expenses after the merger are most similar in all respects to those of First Bankshares’ historical periods.

Accordingly, in addition to selected consolidated historical financial data of Xenith Bankshares as of and for the years ended December 31, 2010 and 2009, we have presented:

•	selected consolidated historical balance sheet data of First Bankshares as of December 31, 2008, 2007 and 2006; and

•

selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the period January 1, 2009 through December 22, 2009 and the years ended December 31, 2008, 2007 and 2006.

However, due to the adjustments to the basis of assets and liabilities as a result of the acquisition method of accounting, the financial statements of Xenith Bankshares (the successor) and First Bankshares (the predecessor) are not directly comparable and may not be indicative of our future financial position, results of operations or cash flows.

The selected consolidated historical balance sheet data of Xenith Bankshares as of December 31, 2010 and 2009 and the selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of Xenith Bankshares for the years ended December 31, 2010 and 2009 have been derived from our audited consolidated historical financial statements included elsewhere in this prospectus.

The selected consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the period January 1, 2009 through December 22, 2009 have been derived from the audited consolidated historical financial statements of First Bankshares included elsewhere in this prospectus. The selected consolidated balance sheet data of First Bankshares as of December 31, 2008, 2007 and 2006 and the consolidated historical statements of operations and comprehensive income (loss) and cash flow data of First Bankshares for the years ended December 31, 2008, 2007 and 2006 have been derived from the audited consolidated historical financial statements of First Bankshares not included in this prospectus.

The selected consolidated historical financial and operating data should not be relied upon as an indicator of future financial position, results of operations or cash flows.

You should read the following selected consolidated historical financial and operating data together with the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated historical financial statements and related notes thereto included elsewhere in this prospectus.

	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Year Ended December 31,	Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands, except per share amounts)	2010	2009(1)	2009(1)	2008	2007	2006
Selected Balance Sheet Data:
Assets	$251,201	$201,591	—	$184,158	$179,386	$126,387
Loans (net)	151,380	102,050	—	115,560	103,786	74,454
Allowance for loan and lease losses	1,766	—	—	1,687	942	827
Deposits	175,139	114,148	—	130,285	113,748	94,527
Debt	25,000	31,260	—	36,011	47,552	15,007
Shareholders’ equity	48,789	54,072	—	16,710	16,707	15,814
Common equity	5,847	54,072	—	16,710	16,707	15,814

Selected Results of Operations Data:
Interest income	$10,760	$213	$8,640	$9,804	$8,445	$6,724
Interest expense	2,167	82	4,195	5,558	4,530	3,072
Net interest income	8,593	131	4,445	4,246	3,915	3,652
Provision for loan losses	1,990	—	5,501	829	111	219
Net interest income after provision for loan losses	6,603	131	(1,056)	3,417	3,805	3,432
Non-interest income (loss)	483	15	552	839	566	447
Non-interest expense	13,003	6,546	6,022	3,893	3,451	3,012
Income (loss) before taxes	(5,916)	(6,400)	(6,526)	362	920	867
Income tax expense (benefit)	—	(131)	(2,219)	117	313	(7)
Net income (loss)	(5,916)	(6,269)	(4,307)	245	607	873
Net income (loss) available to common shareholders	(5,916)	(6,269)	(4,307)	245	607	873

Per Share Data:(2)
Net income (loss), basic	$(1.01)	$(2.76)	$(1.90)	$0.11	$0.27	$0.38
Net income (loss), diluted	$(1.01)	$(2.76)	$(1.90)	$0.11	$0.27	$0.38
Book value	$8.34	$9.25	—	$7.34	$7.34	$6.96
Tangible book value(3)	$5.93	$7.42	—	$7.34	$7.34	$6.96
Common shares outstanding	5,846,928	2,364,341	2,276,298	2,276,298	2,276,298	2,270,798
Weighted average number of shares outstanding
Basic	5,846,928	2,364,341	2,276,298	2,276,298	2,273,013	2,270,798
Diluted	5,846,928	2,364,341	2,276,298	2,276,298	2,273,013	2,270,798

Performance Ratios:(4)
Return (loss) on average assets	(2.62)%	(5.48)%	—	0.13%	0.40%	0.75%
Return (loss) on average equity	(11.36)%	(29.88)%	—	1.47%	3.73%	5.71%
Net interest margin(5)	4.39%	2.82%	—	2.84%	3.27%	3.52%
Efficiency ratio(6)	143.3%	244.4%	—	76.57%	77.01%	73.50%
Loan to deposit ratio	86.43%	89.40%	—	88.70%	91.24%	78.76%

	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Year Ended December 31,	Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands, except per share amounts)	2010	2009(1)	2009(1)	2008	2007	2006
Asset Quality Ratios:
Non-performing loans to total loans	1.85%	4.05%	—	0.58%	N/A	N/A
Non-performing assets to total assets	1.72%	2.28%	—	0.37%	N/A	N/A
Net charge-offs to average total loans	0.18%	—	—	0.08%	0.01%	0.01%
Allowance for loan and lease losses to non-performing loans	62.14%	—	—	249.39%	N/A	N/A
Allowance for loan and lease losses to total loans	1.15%	—	—	1.44%	0.91%	1.10%

Capital Ratios:(7)
Average equity to average assets	23.05%	18.35%	—	9.19%	10.64%	13.16%
Common equity to assets ratio	19.42%	26.82%	—	9.07%	9.31%	12.51%
Tier 1 leverage ratio	14.78%	26.75%	—	9.33%	10.98%	14.20%
Tier 1 risk-based capital ratio	20.33%	36.68%	—	13.65%	14.15%	19.97%
Total risk-based capital ratio	21.38%	36.68%	—	15.02%	14.96%	21.01%

Growth Rates:
Percentage change in assets	24.61%	9.46%	—	2.66%	41.93%	19.22%
Percentage change in net loans	48.34%	(11.69)%	—	11.34%	39.40%	20.30%
Percentage change in deposits	53.43%	(12.39)%	—	14.54%	20.33%	8.78%
Percentage change in shareholders’ equity	(9.77)%	223.59%	—	0.02%	5.64%	7.07%

Other Data:
Number of banking offices	5	3	3	3	3	2
Number of employees	78	66	43	43	45	32

(1)	Summary balance sheet data and related financial ratios for the period ended December 22, 2009 are not included for First Bankshares (the predecessor) as a balance sheet for First Bankshares (the predecessor) is not required to be presented under SEC rules. The assets, liabilities and shareholders’ equity of First Bankshares (the predecessor) are included in the consolidated balance sheet of Xenith Bankshares (the successor) at December 31, 2009. Financial ratios based on summary balance sheet data reflect the combined company at December 31, 2009.

Summary results of operations data for Xenith Bankshares (the successor) for the year ended December 31, 2009 include the operations of Xenith Corporation for the period January 1, 2009 through December 22, 2009 and the combined company for the period December 23, 2009 through December 31, 2009.

(2)	Adjusted for 11-for-10 stock split effective January 31, 2007.
(3)	Tangible book value per share is a supplemental financial measure that is not required by, or presented in accordance with, GAAP. We calculate tangible book value per share by dividing tangible book value by the total number of shares of our common stock outstanding. We calculate tangible book value by subtracting goodwill and other intangible assets from shareholders’ equity. Management believes that tangible book value per share is meaningful because it is one of the measures we and investors use to assess capital adequacy. Tangible book value per share should not be considered as an alternative to book value per share determined in accordance with GAAP. Set forth below is a reconciliation of tangible book value, a non-GAAP financial measure, to book value, the most directly comparable financial measure calculated and reported in accordance with GAAP. Book value is the same as shareholders’ equity presented on our consolidated balance sheet. Our calculation of tangible book value per share may not be comparable to the calculation of similarly titled measures reported by other companies.

	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	Xenith Bankshares, Inc.	Xenith Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.	First Bankshares, Inc.
	Year Ended December 31,	Year Ended December 31,	Period Ended December 22,	Year Ended December 31,
(dollars in thousands)	2010	2009	2009	2008	2007	2006
Book value	$48,789	$54,072	—	$16,710	$16,707	$15,814
Subtract:
Goodwill and other intangible assets	14,109	10,670	—	—	—	—

Tangible book value	$34,680	$43,402	—	$16,710	$16,707	$15,814

(4)	Ratios for Xenith Bankshares (the successor) for period ended December 31, 2009 include activity for First Bankshares (the predecessor) for this period.
(5)	Net interest margin is net interest income divided by average earning assets.
(6)	The efficiency ratio is calculated by dividing total non-interest expense by the sum of net interest income and non-interest income.
(7)	Additional information regarding capital ratios is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

N/A denotes information that is not available.

OUR BUSINESS

Overview

Xenith Bankshares, Inc. is a Virginia corporation that is the bank holding company for Xenith Bank, which is a Virginia banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Federal Reserve. The Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients, which we refer to as our target customers. We are focused geographically on the Washington, DC-MD-VA-WV, Richmond-Petersburg, VA, and the Norfolk-Virginia Beach-Newport News, VA-NC metropolitan statistical areas, which we refer to as our target markets. The Bank conducts its principal banking activities through its five branches, with one branch located in Tysons Corner, Virginia, one branch located in Richmond, Virginia and three branches located in Suffolk, Virginia. We acquired the three branches located in Suffolk in the merger of Xenith Corporation with and into First Bankshares, the parent company of its wholly-owned subsidiary SuffolkFirst Bank. Prior to the merger, SuffolkFirst Bank opened the first branch in Suffolk in 2003 under the name of SuffolkFirst Bank, and the Bank currently operates its three Suffolk branches under that trade name.

Our services and products consist primarily of taking deposits from, and making loans to, our target customers within our target markets. We provide a broad selection of commercial and retail banking products, including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans. We also offer a wide range of checking, savings and treasury products, including remote deposit capture, automated clearing house transactions, debit cards, 24-hour ATM access, and Internet banking and bill pay service. We do not engage in any activities other than banking activities.

The consolidation of banks and other financial institutions in Virginia in the 1990’s and the early 2000’s resulted in several large national and super-regional banks entering or expanding into our target markets through the acquisition of local banks. We believe this consolidation has left a void in our target markets for banks focused on middle market and small business customers. Further, because a number of banks in Virginia currently have asset quality and balance sheet challenges, we believe it is possible that the consolidation trend could resume in full force, which we believe would further accelerate the opportunity for us to become a significant bank in our target markets.

We believe that we, and the financial services industry as a whole, are operating during a unique time. One of the effects of the recent upheaval in the banking industry and subsequent slow economic recovery has been to create significant asset quality problems for many banks in our target markets. These problems have placed substantial strain on the capital positions of banks, large and small, and have required a substantial amount of managements’ time and attention. These capital adequacy problems have in turn put pressure on many banks to reduce or prune their balance sheets, often resulting in their withdrawal from healthy banking relationships. In addition, these pressures have constrained the availability of credit in our target markets. We believe that these factors could induce certain of our target customers to seek or be responsive to establishing new banking relationships with us.

For a description of our formation, history and organizational structure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.”

Our Competitive Strengths

We believe that we benefit from the following competitive strengths:

We have a talented management team. We believe that we have an experienced and talented management team as well as skilled relationship managers. Our management team and bankers have spent the majority of their careers in commercial and real estate banking in large banking institutions in our target markets.

T. Gaylon Layfield, III, serves as President and Chief Executive Officer and as a director of both Xenith Bankshares and the Bank. Previously, Mr. Layfield was President and Chief Operating Officer of Signet Banking Corporation, or Signet, a $12 billion bank holding company that was acquired by First Union Corporation (now Wells Fargo & Company), and has 25 years experience in banking.

Thomas W. Osgood serves as Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer of both Xenith Bankshares and the Bank and is a director of the Bank. Mr. Osgood held roles in commercial banking, investment banking and risk management at Signet and Wachovia Bank (now Wells Fargo & Company), and has more than 20 years experience in banking.

Ronald E. Davis, our Executive Vice President and Chief Lending Officer and a director of the Bank, has spent his entire 35 year career in banking where he has held key roles in sales, credit risk management, and overseeing branch networks. Most recently, Mr. Davis served as President and Chief Executive Officer of Virginia Heartland Bank and then its successor, Second Bank and Trust (now StellarOne Corporation). Previously, Mr. Davis was a manager in the national lending division at Signet and managed the Chicago loan production office for C&S National Bank.

Wellington W. Cottrell, III, our Executive Vice President and Chief Credit Officer and a director of the Bank, has spent his entire 30 plus year career in banking, having spent the majority of his career at SunTrust Banks where he was Managing Director of Risk Management in the Corporate and Investment Banking Groups at SunTrust. Mr. Cottrell started his career at Central National Bank and Manufacturers Hanover Trust Co.

W. Jefferson O’Flaherty is an Executive Vice President and a director of the Bank responsible for its private banking business. Previously, Mr. O’Flaherty served as Regional Managing Director of Wachovia Wealth Management for Wachovia Bank, Mr. O’Flaherty began his career at Bank of Virginia, a predecessor to Signet, in 1974.

For additional information on our management team, see “Management—Executive Officers and Directors—Executive Officers.”

We believe our board of directors is strong. Our board of directors is composed of individuals with significant banking experience, as well as individuals with strong credit, asset and liability management, finance and accounting and corporate governance skills.

Malcolm S. McDonald, an independent director, serves as the Chairman of our board of directors. He is retired, having previously served as Chairman and Chief Executive Officer of Signet. He began his career at Irving Trust Company in New York. Mr. McDonald has an extensive background in executive bank management, bank lending, bank asset and liability management and strong corporate governance skills through his public bank holding company experience.

Robert J. Merrick is retired, having formerly served as the Chief Investment Officer of MCG Capital Corporation, a business development company (NASDAQ: MCGC). Mr. Merrick joined Bank of Virginia, a predecessor to Signet, in 1976 and rose to the office of Executive Vice President and Chief Credit Officer for Signet from 1985 to 1997. Mr. Merrick started his banking career in 1967 with Chemical Bank. Mr. Merrick has extensive corporate finance, bank asset and liability management and senior executive credit and risk management experience.

Brian D. Jones has over 20 years of financial institutions and investment banking experience. Mr. Jones co-founded BankCap Partners in 2005. Prior to co-founding BankCap Partners, he spent 13 years at Bear Stearns & Co., Inc. in New York, Los Angeles and Dallas in various positions focused on providing investment banking services to commercial banks and other financial institutions.

Scott A. Reed has over 15 years of financial institutions and investment banking experience. Prior to co-founding BankCap Partners in 2005, Mr. Reed worked for Swiss Bank Corporation (derivatives trading), Principal Financial (investment banking), Bain & Company (strategy consulting) and Bear Stearns & Co., Inc. (investment banking—Financial Institutions Group). Mr. Reed also serves on the Bank’s board of directors.

Palmer P. Garson is a Managing Director of Cary Street Partners, LLC, a wealth management and investment banking company. Prior to joining Cary Street Partners, Ms. Garson was a co-founder and Managing Partner of Jefferson Capital Partners, a private equity firm. Prior to co-founding Jefferson Capital Partners, Ms. Garson developed extensive corporate finance and investment banking experience while working for A.G. Edwards, Morgan Stanley & Co. and Mellon Bank.

Patrick D. Hanley is the Chief Executive Officer of Gallium Technologies, LLC, a company that designs accounts receivable collection software. Prior to his work with Gallium Technologies, Mr. Hanley served as Senior Vice President-Finance and Accounting of UPS Ground Freight, Inc., formerly Overnite Corporation. Mr. Hanley has extensive knowledge on the management of public companies and significant accounting, finance and SEC reporting experience.

Mark B. Sisisky is a Managing Director of Caprin Asset Management, a registered investment advisor specializing in the management of fixed income portfolios. Prior to joining Caprin in August 2002, Mr. Sisisky served for 14 years as President and Chief Executive Officer of Lee Distributing Co., Inc., an Anheuser-Busch wholesaler serving Southside Virginia. Mr. Sisisky has extensive experience operating and managing businesses and investment portfolio and risk management, as well as substantial corporate governance experience.

Larry L. Felton is retired, having previously served as Chief Operating Officer, Vice-President-Finance and Administration, and Treasurer of Angus I. Hines, Inc., a petroleum distributor and convenience store chain in Virginia. Mr. Felton was one of the founding directors of SuffolkFirst Bank and its parent bank holding company, First Bankshares. Mr. Felton has extensive experience operating and managing businesses similar to the types of businesses we are targeting.

Peter C. Jackson, is President of Jackson Real Estate, a family owned and operated real estate business. Mr. Jackson was one of the founding directors of SuffolkFirst Bank and its parent bank holding company, First Bankshares. Mr. Jackson has significant experience and knowledge of the Hampton Roads real estate markets, especially the Suffolk real estate market.

James E. Turner is retired, having previously served as President and Chief Operations Officer of General Dynamics, Falls Church, Virginia. Mr. Turner was one of the founding directors of SuffolkFirst Bank and its parent bank holding company, First Bankshares. Mr. Turner served on the Virginia Tech Board of Visitors for eight years and was Rector for five years. Mr. Turner has extensive executive management experience and substantial corporate governance experience.

For additional information on our board of directors, see “Management—Executive Officers and Directors—Directors.”

We know how to implement a consistent relationship focus. While larger financial institutions generally offer comprehensive products and services, we believe they often lack a consistent relationship focus desired by our target customers. Conversely, community banks may offer a more consistent relationship focus, but often do not have the financial resources or commercial banking expertise to meet middle market business needs. Our bankers work closely with customers and prospective customers to understand their management and business strategies to determine how we can assist them with their financing needs in a safe and sound manner. Additionally, we believe that our enhanced capitalization resulting from this offering will bolster our competitive position across our target markets allowing us to meet the needs of creditworthy target customers.

We offer a broad range of sophisticated and competitively priced banking services and products. We offer a broad range of sophisticated and competitively priced banking services and products, including both a broad selection of commercial and retail banking services (including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans) and a wide range of deposit products (including checking, money market, savings and time deposits) as well as a variety of treasury products. We believe that a banking relationship that includes multiple services and products is fundamental to profitable and long lasting customer relationships.

We offer a platform for experienced bankers to practice their trade. We offer highly skilled bankers a work environment that is fast paced, entrepreneurial and responsive to customer needs. Our bankers recognize that our local market focus and decision making provide us with a competitive advantage over banks that do not have these attributes. Skilled bankers understand that our focus on building long-term customer relationships is central to our ability to build long-term shareholder value. We believe our platform and focus are attractive and motivating and will help us recruit and retain talented bankers.

We adhere to a disciplined, return on equity pricing framework that we believe will generate attractive long-term returns. We believe that disciplined pricing of credit, deposit and treasury services in order to earn attractive risk-adjusted returns is critical to our ability to attract capital to fund our growth. Our management and some members of our board of directors have extensive experience in assessing the capital required for credit risks. For example, we allocate capital at the loan level based on loan type and risk rating. A commercial real estate loan typically requires more capital than a commercial and industrial loan. Also, a loan risk rated 3 requires less capital than a loan risk rated 5. Consequently, we analyze each customer relationship from the standpoint of its return on equity relative to our expected rate of return.

We are process driven and know how to scale our business. Our management team and board of directors came together to create a financial institution sharply focused on implementing our business model in our target markets where we have been engaged for many years. Our management team and board of directors have experience managing and operating larger and more complex financial institutions. We believe we have integrated the First Bankshares acquisition efficiently and effectively, including a system conversion to a stronger core platform to support our growth. We are focused on execution across the organization and have instituted new policies and procedures that focus on the safety and soundness of our organization and allow us to scale functions as we grow organically or through acquisitions.

Our Business Strategy

Our overall business strategy is to become Virginia’s business bank of choice for our target customers in our target markets. We intend to capitalize on our competitive strengths to distinguish us from other banking alternatives in our target markets. Through this business strategy, we intend to achieve profitability and build shareholder value. Our specific business strategies are as follows:

Focus on Middle-Market and Small Businesses. Bank consolidation in Virginia has resulted in several large national and super-regional banks entering or expanding into our target markets through the acquisition of local banks. We believe this consolidation has left a void for banks focused on middle market and small businesses. We intend to focus on this specific group of customers. We believe that these targeted businesses often have more complex and larger credit requirements than community banks are able to address, and that these businesses seek a relationship-oriented banking experience that is increasingly difficult to find in large banks. We believe that our enhanced capitalization resulting from this offering will enable our bankers to meet a broad range of these customers’ needs. Also, we believe that the personal attention from our local staff, in combination with our use of technology, will allow us to offer to our customers tailored solutions that fit their evolving needs.

Retain and Recruit Highly Competent Personnel. To complement our experienced management team, we have recruited, and expect to continue to recruit, skilled bankers with extensive credit and relationship management capabilities and knowledge of our target markets. With full recognition that we operate in a highly regulated industry, we seek to foster an entrepreneurial and non-bureaucratic culture that promotes a high energy environment for all employees. Additionally, we believe we provide competitive short and long-term compensation opportunities, including stock options, for our key employees. These compensation plans are aligned with shareholder expectations and are subject to senior management and board oversight.

Maintain Local Decision-Making and Accountability. We believe that we have a competitive advantage over large national and super-regional banks to win business by providing superior credit services with experienced, knowledgeable bankers, local decision making capabilities and prompt decisions. Our operating model allows for clear lines of internal communication and local decision making such that we are able to give our customers and prospects insightful solutions to their banking needs and prompt responses to their requests for advice and assistance.

Focus on Asset Quality and Strong Underwriting. We consider asset quality to be of primary importance and have taken measures to ensure that, despite growth in our loan portfolio, we consistently maintain strong asset quality. As of December 31, 2010, we had $4.3 million in non-performing assets, which was 1.7% of total assets. We also seek to maintain a prudent allowance for loan and lease losses. As of December 31, 2010, the ratio of our allowance for loan and lease losses as a percentage of total loans was 1.15%. Our allowance does not include the credit discount related to the loan portfolio that we acquired as part of the merger. As of December 31, 2010, our allowance for loan and lease losses plus the credit discount related to the acquired portfolio as a percentage of total loans was 3.3%. As of December 31, 2010, all of our non-performing assets were part of the acquired portfolio.

Become a “Value Added” Banking Partner to Our Customers. We expect that pricing of banking services and products will continue to be competitive, but we intend to position ourselves to be viewed as the best “value added” banking partner to our target customers rather than having the lowest loan and highest deposit interest rates. Our banking team, which averages over 25 years of experience in financing operating businesses and real estate projects, understands that access to skilled bankers and capital can be even more critical than its absolute price. We believe that we have quickly established a reputation for providing excellent service and relationship management and we intend to build upon that reputation to expand successfully throughout our target markets. Moreover, we believe we will have the capital required to compete successfully and address credit needs of our target customers.

Provide a Broad Offering of Sophisticated Banking Services and Products. We intend to continue to develop and offer what we believe is a sophisticated and competitive array of banking services and products to address the evolving needs of our target customers. For example, we believe that middle market businesses require robust treasury management and deposit services such as online banking, ACH and wires services, as well as debit block, positive pay, reverse positive pay and fraud protection. We focus on providing high quality service administered by local personnel who have established relationships with our customers. We believe we have in place the technology infrastructure and core operating platform to support our services and products for the foreseeable future.

Selectively Pursue Acquisitions. In addition to our primary strategy to grow organically, we may seek to acquire other financial institutions or branches or assets of those institutions in our target markets. The Virginia banking landscape is highly fragmented with a large number of small institutions. According to data furnished annually by SNL, which is based on a summary of data released by the FDIC, as of June 30, 2010, of the 106 banks headquartered in Virginia, 88 had less than $1 billion in assets and 69 had assets less than $500 million. We may also expand into new lines of business related to our core banking business. We believe that with our enhanced capital position following the completion of this offering we will be well-positioned to take advantage of acquisition opportunities as they may arise that we believe will create value for our shareholders consistent with our strategies. For example, we believe that we qualify to participate in FDIC assisted transactions to purchase assets and assume deposits of failed banks in our target markets. However, acquisitions are ancillary to our organic growth strategy and our success is not dependent on making acquisitions.

Target Markets Overview

We believe Virginia’s economy and demographic profile make it among the most attractive banking markets in the United States. With an estimated population of approximately 8.0 million residents as of July 1, 2010, Virginia is the twelfth most populous state in the United States according to data released in 2010 by SNL, and based on estimates made by mapping and demographics company ESRI and on U.S. Census Bureau estimates as of July 2010. According to the same sources, Virginia is home to three of the 50 largest metropolitan statistical areas, or MSAs, which are our target markets of Washington, DC-MD-VA-WV (# 8), Norfolk-Virginia Beach-Newport News, VA-NC (# 36), and Richmond-Petersburg, VA (# 43). The combined population of these three MSAs is 8.4 million as of early 2010. We believe our target markets offer significant growth potential based, in part, on the following specific attributes:

Vibrant Business Environment

We believe that Virginia has a vibrant business-friendly environment. The strength of Virginia’s business environment has been recognized by various independent sources:

•	In 2010, Virginia placed second in an independent study conducted by Forbes.com evaluating America’s top states for business.

•	Since 2007, Virginia has ranked first or second in CNBC’s survey of the best state for business in America.

•	In its 2009 CEO Confidence Index, Chief Executive Magazine ranked Virginia as the fourth best state for business.

As of May 2010, there were 20 Fortune 500 companies based in Virginia, of those 18 were headquartered in our target markets. Additionally, 31 Fortune 1000 companies are headquartered in Virginia, 28 of which were headquartered in our target markets.

According to the most current data released by the U.S. Bureau of Economic Analysis, Virginia’s nominal gross domestic product, or GDP, was estimated at nearly $406.3 billion in 2009, and ranked ninth in the nation. The following chart shows Virginia’s cumulative real GDP growth, or growth of GDP adjusted for inflation using chain-weighted U.S. dollars, versus that for the United States for the period stated.

Virginia is a right to work state that allows individuals the right to work regardless of membership in a labor union or organization. Virginia has a AAA bond rating and has 30 publicly-funded and non-profit small business incubators.

We believe the low cost of doing business, the high quality of the workforce and the favorable business and regulatory environment all contribute to the quality of Virginia’s business environment.

The Golden Crescent

We operate in a region that we refer to as the Golden Crescent. This region, which includes our target markets, is the geographic arc that stretches southeast from the Greater Washington, D.C. region through the Richmond and Central Virginia region to the Hampton Roads region, including Suffolk. According to a 2009 Brookings report, which drew on data from several sources, including the U.S Commerce Department, the U.S. Labor Department and Moody’s Analytics, the three Virginia MSAs that are our target markets account for approximately 72% of payroll jobs in Virginia and approximately 75% of Virginia’s economic output.

Washington, DC-MD-VA-WV MSA: The Washington MSA is an economic powerhouse unto itself. This MSA contains Northern Virginia, the District of Columbia and several counties in Maryland and West Virginia. As reflected in the chart below and based on February 2011 data from the U.S. Bureau of Economic Analysis, the GDP of the Washington MSA is approximately equal to Virginia’s statewide GDP.

We believe that the Washington MSA is one of the most attractive markets in the nation. The Washington MSA is the eighth largest MSA in terms of population, with an estimated population of 5.5 million according to SNL data released in 2010. The Virginia portion of this MSA is home to the headquarters of nine Fortune 500 companies, the Maryland portion of the MSA is home to five Fortune 500 companies, and the District of Columbia portion of the MSA is home to four Fortune 500 companies.

Richmond-Petersburg, VA MSA: Richmond’s central location enables it to benefit from almost all sectors of Virginia’s economy. As Virginia’s capital, Richmond is located within a short drive of the naval ports to the East, a concentration of high-tech industry and the Federal government to the North, and agriculture and mining to the South and West. As of September 30, 2010, Richmond was home to six Fortune 500 companies and 10 Fortune 1000 companies and was also home to the Federal Reserve’s Fifth District Bank. With its central location in the state, growing technology industry and strong export sector, the Richmond MSA enjoys a healthy, vibrant economy.

Norfolk-Virginia Beach-Newport News, VA-NC MSA: The Norfolk-Virginia Beach-Newport News, VA-NC MSA is also known as the Hampton Roads region. Hampton Roads is notable for its year-round ice-free harbor, for U.S. Navy, Coast Guard, Air Force, NASA, Marines and Army facilities, shipyards, coal piers and hundreds of miles of waterfront property and beaches, all of which contribute to the diversity and stability of the region’s economy. Norfolk is home to the corporate headquarters of Norfolk Southern Corporation, a Fortune 500 company. The Hampton Roads region enjoys well-developed cargo handling and transportation through the extensive rail service provided by Norfolk Southern and CSX Corporation. Virginia Beach is home to 12 major military installations representing all branches of the U.S. Armed Forces, including the world’s largest naval base and the home of the U.S. Atlantic Fleet. Newport News is home to two national laboratories, a network of academic programs and research centers, and a technology-focused business sector. According to statistics from the U.S. Department of Commerce, the U.S. Bureau of Census, the Virginia Maritime Association, the American Association of Port Authorities and the Virginia Port Authority, the port of Virginia ranks third in the United States for exports on the east coast after the ports of New York, New York and Savannah, Georgia based on twenty foot equivalent units and ranks seventh nationally by total cargo handled based on thousands of short tons.

In terms of employment, Virginia has consistently outperformed comparative national figures. This is especially the case in our target markets, as is shown in the chart below based on data released by the U.S. Bureau for Labor Statistics that tracks unemployment through the end of December 2010. For purposes of calculating the unemployment rate for the Golden Crescent, we used U.S. Bureau for Labor Statistics data to compute a population weighted average unemployment rate for our target markets.

Another indication of Virginia and Golden Crescent economic performance can be seen in the U.S. Bureau of Economic Analysis’ most current estimates for annual per capita income. The most current estimates were released in April 2010 and are based on 2008 data.

A population weighted average of median incomes from our three target markets was $73,259, compared to a nationwide median income of $54,442, based on data released by ESRI and the U.S. Census Bureau estimate as of July 2010.

Diverse Business Base

We believe Virginia’s economy is well-balanced across a diverse range of industries. According to the most recent data released by the U.S. Bureau of Labor Statistics, government and government agencies comprised approximately 19% of Virginia total employment at December 2010 month end with more than 80% of employment coming from the private sector.

Below is a chart depicting the percentage of employment by industry as of the end of December 2010:

Defense Spending

Virginia has consistently benefited from U.S. Defense spending. According to the U.S. Department of Defense, or DoD, Virginia ranked first in terms of direct expenditures by the DoD in 2009. According to Virginia National Defense Industrial Authority and based on work from George Mason University’s Center for Regional Analysis, direct spending and employment, either as civilian employees of the DoD or active duty service members, the DoD contributed approximately 16% of Virginia’s statewide GDP in 2009. Especially during periods of economic contraction and slow growth, we believe that Virginia’s important role in the nation’s defense provides relative stability to its economy.

Attractive Deposit Base

According to data furnished annually by SNL, which is based on a summary of data released by the FDIC, as of June 30, 2010, Virginia was the twelfth largest state deposit market in the United States. Deposits held by banks and thrifts in Virginia totaled $157.6 billion, up from $81.4 billion as of December 31, 2000, an average annual growth rate of more than 6% during this period. Of the total deposits in Virginia banks and thrifts, 73% were in the Virginia portion of our target markets. Deposits in banks and thrifts in the Washington MSA (including the non-Virginia portions of the Washington MSA) were $137.1 billion compared to $157.6 billion for Virginia. Deposits in banks and thrifts in the Richmond-Petersburg, VA MSA were $29.7 billion, or 18% of Virginia deposits. Deposits in banks and thrifts in the Norfolk-Virginia Beach-Newport News, VA-NC MSA were $20.3 billion, or 12.9% of Virginia deposits.

Favorable Tax Climate

According to the Tax Foundation, Virginia ranks twelfth among the 50 states in the Tax Foundation’s State Business Tax Climate Index. The Index compares the states in five areas of taxation that impact business: corporate taxes; individual income taxes; sales taxes; unemployment insurance taxes; and taxes on property, including residential and commercial property. Virginia’s 6% corporate income tax rate has not increased since 1972.

Established Infrastructure

According to the Virginia Partnership for Economic Development, 10 railroads operate on more than 3,200 miles of railway in Virginia, of which more than 3,100 miles are Class I (defined as having annual carrier operating revenues of $250 million or more). Two of the nation’s largest railroads operate in Virginia: CSX Corporation and Norfolk Southern Corporation, the latter of which is headquartered in Norfolk, Virginia.

Fourteen commercial airports serve Virginia, including two of the nations busiest: Washington-Dulles International and Ronald Reagan Washington National.

The Port of Virginia offers world-class shipping facilities. According to the Virginia Port Authority Comprehensive Annual Report for the fiscal year ending June 30, 2010, the Port’s success has generated huge economic spin-off benefits to Virginia. According to the Virginia Port Authority, port related business annually provides over 343,000 jobs, $41 billion in revenues, $13.5 billion in payroll compensation, and $1.2 billion in local tax revenues. Since 1996, the Virginia Port Authority reports that port-related warehousing and distribution investment has increased by over $416 million and employs more than 12,000 people in Hampton Roads alone. The Virginia Inland Port in Front Royal, Virginia has attracted 24 warehousing and distribution facilities with more than 6 million square feet of space and 7,000 workers. Wal-Mart, Target, Home Depot and others have all set up distribution facilities in Virginia to take advantage of the world class port facility and structure.

Competition

While our banking model has been implemented in other parts of the United States, the model is new in Virginia. The Virginia banking landscape is quite fragmented with many small banks having very little market share for deposits and profitable banking relationships while the large out of state national and super-regional banks control the majority of deposits and profitable banking relationships.

Competition among financial institutions is based on many factors. We believe the most important factors that determine success are the quality and experience of bankers and their banking relationships with customers. Other factors include the quality of services and products offered, interest rates offered on deposit accounts, interest rates charged on loans, service charges and in the case of loans to larger commercial borrowers, applicable lending capacity.

Our key competitive advantage lies in our ability to target, underwrite and manage commercial and industrial and commercial real estate loans. While these skill sets exist at some of the large banks, they generally do not exist at community banks. Our management team and bankers have spent their entire careers working with middle-market and small business management teams on their business and strategic plans and providing financing to these businesses in a broad array of industries. Our bankers are skilled salespeople and consultants, with well-honed credit skills that allow them to work side by side with customers and prospects to determine how and under what conditions we provide financing and other banking services to serve their needs.

We recognize that there are banks with which we compete that have greater financial resources, access to capital and lending capacity than we do and offer a wider range of deposit and lending instruments than we do. However, given our existing capital base, which should be enhanced as a result of this offering, we expect to be able to meet the majority of middle market credit needs. As of December 31, 2010, our legal lending limit to any one customer was $7.5 million and our house limit to any one customer was $5.0 million. Taking into account the estimated net proceeds of this offering and assuming the underwriters do not exercise their over-allotment option, our legal lending limit would increase to approximately $12.5 million and our internal house limit would increase to approximately $7.5 million.

As depicted in the following chart, we describe the Virginia banking landscape as a “barbell” dominated on one side by many small community banks that have very little deposit market share and a few large national banks on the other side of the “barbell” that dominate the deposit market share. According to data furnished annually by SNL, which is based on a summary of data released by the FDIC, as of June 30, 2010, there were 69 Virginia-based institutions with less than $500 million in assets, 18 Virginia-based commercial banks with assets between $500 million and $1 billion, and 19 Virginia commercial banks with assets greater than $1 billion. Other than Capital One Financial Corporation, National Association and HSBC Bank USA, National Association, no Virginia-based bank or thrift had assets in excess of $5 billion.

We believe that our target markets provide a significant opportunity to implement our business model given its excellent long-term demographics and fragmented banking competition.

Products and Services

We offer a range of sophisticated and competitively priced banking products and services, including commercial and consumer checking accounts, non-interest-bearing demand accounts, money market accounts, savings accounts, as well as time deposits. We offer secured and unsecured commercial and industrial loans, commercial real estate loans (including construction and land development loans), residential real estate loans, consumer loans and other products. We further offer comprehensive internet banking services. We are a member of the START™ and PLUS™ automated teller, or ATM, networks, which provide customers with access to ATMs worldwide.

We offer a high level of personalized service to our customers through our relationship managers and branch personnel. We believe that a banking relationship that includes multiple services, such as loan and deposit services, is the key to profitable and long-lasting customer relationships and that our local focus and local decision making provide us with a competitive advantage over banks that do not have these attributes.

Deposits and Treasury Management Services

To maintain existing deposits and attract new deposits, we offer a broad product line and competitive rates and services. We expect to continue to obtain deposits through a variety of means, including effectively leveraging our branch system and solicitation by our bankers. In the future, we also expect to employ sales personnel singularly focused on raising core deposits.

In addition, we view treasury management capabilities as key to our middle market business and other target customers and an important factor in building core deposits. We have dedicated treasury sales personnel who are exclusively focused on providing sophisticated cash management services and products to customers such as online banking, ACH and wires services, as well as debit block, positive pay, reverse positive pay and fraud protection. In addition to these services, we also offer remote deposit capture, direct deposit and merchant services. Our technology platform is well suited to supporting these services and products on a greater scale.

From January 1, 2010 through December 31, 2010, we increased our core account balances, consisting of checking, money market and savings accounts, by $47.9 million, or 187%, and reduced our dependency on time deposits from 78% of total deposits to 58% of total deposits. These results reflect our intention to build profitable and long-lasting customer relationships and our focused approach to funding loan growth through transaction accounts. We believe that transaction accounts have longer average lives and less price sensitivity than time deposits.

Types of Lending Products

We offer a full range of lending products to commercial and industrial, commercial real estate, private banking and select retail market clients. Fundamental to our business is to have skilled bankers building full banking relationships with high quality customers. We believe that there is no substitute for knowing and understanding your customer when seeking attractive risk-adjusted returns in the extension of credit. We plan to continue to evaluate and adapt our services and product offerings as our customer base grows and the needs of the marketplace evolve.

Our categories of loans include commercial and industrial loans, real estate loans, including commercial income-producing real estate loans, construction and development loans, residential real estate loans, and consumer loans. These loan categories have been selected because we believe our target customers often have credit needs that community banks cannot meet, and they seek a relationship-oriented banking experience that is increasingly difficult for customers to find in large banks.

The principal risk associated with each category of loans we make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the attributes of the borrower’s market or industry segment. Attributes of the relevant business market or industry segment include the competitive environment, customer and supplier power, threat of substitutes and barriers to entry and exit. We believe ultimately the quality of the commercial borrower’s management is the most important factor driving creditworthiness. Management’s ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to respond effectively to such changes, among other abilities, are significant factors that determine a commercial borrower’s creditworthiness. Our credit policy requires that key risks be identified and measured, documented and mitigated, to the extent possible, to seek to ensure the soundness of our loan portfolio.

Our credit policy also provides detailed procedures for making loans to individuals along with the regulatory requirements to ensure that all loan applications are evaluated subject to our fair lending policy. Our credit policy addresses the common credit standards for making loans to individuals, the credit analysis and financial statement requirements, the collateral requirements, including insurance coverage where appropriate, as well as the documentation required. Our ability to analyze a borrower’s current financial health and credit history, as well as the value of collateral as a secondary source of repayment, when applicable, are significant factors in determining the creditworthiness of loans to individuals.

We expect our loan portfolio to have a larger percentage of commercial and industrial loans due to (1) our focus on middle market and small businesses, (2) our ability to serve larger middle-market customers given our enhanced capitalization resulting from this offering and (3) the expertise and experience of our management team and employees.

As of December 31, 2010, less than 5% of our total loan portfolio was unsecured, representing loans made to borrowers considered to be of sufficient financial strength to merit unsecured financing.

As of December 31, 2010, approximately 45% of our total loan portfolio were fixed rate loans and approximately 55% of our total portfolio were variable rate loans. During the year ended December 31, 2010, we approved approximately $189.5 million in loans, closed approximately $117.4 million in loans and increased outstanding loans by approximately $51.1 million. Of the new loans approved, approximately 90% were variable rate loans and approximately 10% were fixed rate loans, as we focus on increasing the asset sensitivity of our balance sheet.

The chart below presents approved and closed loans during 2010 by loan type.

Commercial and Industrial Loans. Our commercial borrowers are primarily small to middle market businesses engaged in a broad spectrum of businesses. Commercial and industrial loans can be a source of working capital or used to finance the purchase of equipment or to complete an acquisition. The terms of these loans vary by purpose and by type of underlying collateral, if any. Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable and inventory with the personal guarantees of the principals of the business. In some cases, we use an independent third party to assess and recommend appropriate advance rates (i.e., how much we will lend) based on the liquidation value of collateral. Additionally, we may use third-party monitoring of advance rates in some cases. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash. Typically, we make equipment loans for a term of three to five years at fixed or variable interest rates with the loan amortized over the term. Equipment loans are generally secured by the financed equipment at advance ratios that we believe are appropriate for the equipment type.

In our credit underwriting process, we carefully evaluate the borrower’s industry, operating performance, liquidity and financial condition. We underwrite credits based on multiple repayment sources, including operating cash flow, liquidation of collateral and guarantor support, if any. As of December 31, 2010, approximately 95% of our commercial and industrial loans were secured and a significant portion of those loans were supported by personal guarantees. We closely monitor the operating performance, liquidity and financial condition of borrowers through analysis of periodic financial statements and meetings with the borrower’s management. As part of our credit underwriting process, we also review the borrower’s total debt obligations on a global basis. As of December 31, 2010, we had $68.0 million in commercial and industrial loans outstanding, comprising approximately 44.4% of our total loan portfolio. During the year ended December 31, 2010, we originated and closed $67.3 million in commercial and industrial loans, which was approximately 57.0% of total loans closed during the year ended December 31, 2010.

Real Estate Loans. We make commercial real estate loans, construction and land development loans, and residential real estate loans.

Commercial Real Estate Loans. We make commercial real estate loans, or CRE loans, on income-producing properties. The primary collateral for CRE loans is a first lien mortgage on multi-family, office, warehouse, hotel or retail property plus assignments of all leases related to the properties. Our CRE loans generally have maturity dates that do not exceed five years, with amortization schedules of 15 to 25 years, with both floating and fixed rates of interest. We seek to reduce the risks associated with commercial mortgage lending by focusing our lending in our target markets and obtaining financial statements or tax returns or both from borrowers and guarantors at regular intervals. It is also our policy to obtain personal guarantees from the principals of the borrowers. Exceptions to our policy occur only rarely.

We also make construction and land development loans generally to local builders, developers or persons who will ultimately not occupy the property being developed. We have no loans to national developers. Our construction and land development loans are intended to provide interim financing on the property and the principal amounts are based on percentages of the cost or as-completed appraised value of the property securing the loans. Additionally, when underwriting the loan, we consider the operating performance, liquidity, financial condition and the reputation of the borrower and any guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. Construction and land development loan funds are disbursed periodically at pre-specified stages of completion of construction. We carefully monitor these loans with on-site inspections and by closely monitoring disbursements.

CRE loans are secured by business and commercial properties. Typically our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt service coverage ratios as well.

As of December 31, 2010, we had $57.0 million in CRE loans outstanding, comprising approximately 37.2% of our total loan portfolio.

Residential Real Estate Loans. Our lending activities include the origination of first and second lien loans, including home equity line of credit loans, secured by residential real estate that is located primarily in our target markets offered to select customers. These customers would primarily include branch and private banking customers. Typically our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt-to-income ratios as well. As of December 31, 2010, we had a total of $23.3 million in outstanding residential real estate loans, comprising 15.2% of our total loan portfolio.

Consumer Loans. Consumer loans largely include automobile loans in our target markets, and loans to our branch customers and private banking clients for consumer or business purposes. As of December 31, 2010, we had $4.7 million in consumer loans outstanding, comprising 3.1% of our total loan portfolio. Consumer lending, which we view as a national scale business, is not an area of focus for us.

Credit Policies and Administration

We seek to maintain a high quality loan portfolio as an essential part of our business strategy. We follow a specific set of credit standards appropriate to each loan type in order to properly assess, price and manage credit risk. These standards are detailed in our credit policy. Depending on the materiality of the exception and the amount of the loan commitment, exceptions to these standards may occur only with approval from our President and Chief Executive Officer, our Chief Credit Officer, our management credit committee (which is comprised of our President and Chief Executive Officer, Chief Credit Officer, Chief Financial Officer, Chief Lending Officer and Executive Vice President for Private Banking), or the credit policy committee of our board of directors, which is currently comprised of Messrs. Merrick (Chairman), Jackson, Jones, Layfield and McDonald.

Credit Risk Ratings. A key element of our credit policies and administration is our credit risk rating system. All significant commercial credit exposures carry risk ratings that are intended to convey accurately the current level of risk associated with the credit. We employ a dual rating system, the numbers 1-10 for the obligor, and the letters A-D for the collateral. The obligor rating is based on our assessment of the borrower’s probability of default while the collateral rating is our assessment of the probability of loss in the event of default.

Our obligor rating is used to describe the likelihood of a default by the borrower. The obligor rating scale is a 1-10 scale with a rating of 1 representing likelihood of default similar to that of the U.S. government. A rating of 10 represents a transaction where either a loss has already occurred or is anticipated in the near future and is able to be estimated. The obligor rating is determined through thorough credit analysis and is the responsibility of the banker and credit risk officer responsible for the credit relationship.

Collateral ratings are recommended by the banker in concert with the credit risk officer as a part of their credit analysis while underwriting a transaction or performing ongoing monitoring of an account. There are four letter grades (A through D) used to describe the value to the bank that the collateral package represents in a default scenario.

•	“A”—Generally appropriately margined liquid assets or nominally leveraged real estate or commercial assets.

•	“B”—Generally collateralized by professionally monitored inventory, owner occupied real estate, or assets leveraged to a greater extent than “A”.

•	“C”—Generally collateralized by generally monitored inventory or equipment, non-owner occupied real estate, or otherwise leveraged greater than “B”.

•	“D”—Unsecured, or collateralized with transferable business assets, or with assets leveraged to a greater extent than other ratings.

It is the responsibility of the banker and credit risk management officer to ensure that our risk ratings are accurate and changed in a timely fashion.

Loan Origination Procedure and Approval. Loan originations follow a process requiring a comprehensive evaluation of credit risk. This process includes a thorough evaluation of the borrower, collateral, and any guarantor support, covenant structure, monitoring plan and pricing. Our bankers and credit analysts originating the loan are responsible for preparing a thorough credit analysis covering these matters, including the preliminary assignment of the credit risks and collateral ratings. Our new and renewed loans are approved either by (1) certain officers with approval authority, (2) our management credit committee or (3) the credit policy committee of our board of directors. Approvals by the officers with approval authority are rarely used, except for loan exposures of less than $250 thousand and for some purchased portfolio renewals. The officers with approval authority for commercial loans are our President and Chief Executive Officer, our Chief Credit Officer and our Senior Vice President-Credit Officer. Our management credit committee approves the vast majority of loans. Credit approval is required by the credit policy committee of our board of directors for certain policy exceptions, the preponderance of which has been for credit exposures above our house lending limit, which is currently $5.0 million to any one customer.

For consumer loans, we have granted approval authority to our bankers for loans up to $150 thousand. For consumer loans above $150 thousand, we follow the approval process described above.

Loan Participations. We may purchase or sell participations in loans to manage concentration of credit risk and to accommodate our customers where loans would exceed our lending limits. We do not expect that our purchased participation loans will constitute a significant part of our future business strategy, and all participations will be subject to the same underwriting and approval guidelines used for direct loan originations.

Prior to the merger, SuffolkFirst Bank purchased 13 participations in loans made by Silverton Bank National Association, or Silverton Bank, and its subsidiary, Specialty Finance Group, LLC, or SFG. Immediately

following the merger, these loans were stated at $17.8 million after the fair value adjustment due to credit discount. As of December 31, 2010, 10 of these loan participations remained in our loan portfolio, which total $15.2 million, or approximately 9.9% of our total loans.

During the year ended December 31, 2010, these loan participations generally performed in line with our expectations at the time of the merger. Of these loan participations, $1.5 million are currently classified as non-performing. This $1.5 million in loan participations constituted 35.6% of our total non-performing assets as of December 31, 2010. Through the combination of merger acquisition accounting adjustments to carrying value and subsequent specific loan loss reserves allocated to these participations, we believe that we are adequately reserved at December 31, 2010.

On May 1, 2009, Silverton Bank was closed by the Comptroller of the Currency and the FDIC was appointed as its receiver, charged with the duty of winding up the affairs of Silverton Bank. Subsequent to the closing of Silverton Bank, the FDIC sold a significant portion its interests in Silverton Bank and SFG loan participations to third party investors who now administer those loans. As a result, at December 31, 2010, of the original 13 participations, seven are administered by new agents, and three remain with the FDIC and SFG. Of the remaining three, one has been repaid in full, one loan has been sold and one was converted to OREO in 2010, and subsequent to December 31, 2010 it was sold at a gain of $119 thousand. Of the 10 remaining participations at December 31, 2010, two are non-performing assets ($1.5 million), three are “criticized” but performing ($3.4 million) and five are “pass” credits ($10.3 million). Although we continue to monitor them closely, we do not have administrative control of the remaining participations.

The overall strategy for the Silverton Bank participations in our purchased loan portfolio is to manage risk and preserve the value of the underlying collateral while reducing our exposure through amortization and principal prepayments on an interim basis. Our objective is to exit these relationships through normal payoffs, sale of our loan participation interests or collateral disposition.

Loan Review. Our loan review function has been contracted to a third-party loan review specialist firm. This firm undertakes an annual review of the majority of our loan portfolio, checking for policy adherence, risk rating integrity and accuracy of our loan reserves. Reports of their findings are reviewed annually by our credit policy and audit and compliance committees as well as our board of directors and the Bank’s board of directors.

Criticized Loans and Problem Loan Management. The risk ratings for criticized assets are characterized as follows:

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Category 7 (Special Mention)—Loans with this risk rating are of questionable quality, but the risks are not sufficient to warrant classification. Such credits show a potential weakness in payment capacity, but are currently performing and have adequate secondary repayment sources. As of December 31, 2010, we had $8.9 million of special mention loans.

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Category 8 (Substandard)—Loans with this risk rating show a material reduction in the borrower’s payment capacity that could jeopardize the repayment of the loan. While there may be adequate collateral to protect against loss in liquidation, there is a distinct possibility of loss if the deficiencies are not corrected. As of December 31, 2010, we had $6.8 million of substandard loans (net of specific reserves).

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Category 9 (Doubtful)—Loans with this risk rating have material credit weaknesses, and inadequate collateral protection and collection of the full amount of the particular loan debt is unlikely based on what is currently known. As of December 31, 2010, we had $0.9 million of doubtful loans (net of specific reserves).

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Category 10 (Loss)—Loans with this risk rating are considered to be uncollectible. Such loans are charged off in the period when such a determination is made and are no longer carried on our consolidated balance sheet.

All credits with a risk rating between 7 and 10 are reviewed and discussed at our monthly watch list meetings. In addition, select “pass” credits are discussed due to the particular credit’s characteristics, which could include delinquency status, its industry position or other reasons identified by our management team, or our bankers. At this meeting, a formal assessment of risk and a detailed plan of action for each loan are presented by the applicable relationship manager. This assessment and plan is then approved, or modified.

Concentration of Credit Risk. As of December 31, 2010, our legal lending limit to any one customer was $7.5 million, but we instituted an internal house limit of $5.0 million to any one customer as of that date in order to reduce specific borrower concentration. This internal limit is calibrated relative to our risk ratings such that risk categories 5 and 6 have lower limits than categories 3 and 4. Credit exposures above our internal limit require approval by our management credit committee and the credit policy committee of our board of directors. Taking into account the estimated net proceeds from this offering and assuming that the underwriters do not exercise their over-allotment option, our legal lending limit to any one customer would increase to $12.5 million and our internal house limit to any one customer would increase to approximately $7.5 million.

We also have policies limiting our exposure to riskier loan categories. For example, we have adopted two FDIC-suggested concentration limits for our commercial real estate loans. First, we limit our exposure to acquisition, land development and construction loans to less than 100% of our Tier 1 capital. As of December 31, 2010, our exposure was approximately 36%. Second, we limit our exposure to non-owner occupied commercial real estate loans to less than 300% of our Tier 1 capital. As of December 31, 2010, our exposure was approximately 203%. Further, we currently limit our CRE loans to 50% of our total loan portfolio. As of December 31, 2010, CRE loans comprised approximately 37% of our total loan portfolio.

Collection and Management of Past Due Loans. Our bankers and credit risk officers regularly monitor the payment performance of our borrowers. This group meets two times per month to review delinquencies and upcoming loan maturities. As applicable, the assigned relationship manager will initiate further action based on the specific circumstances to resolve delinquency problems as soon as possible. Material delinquent loans become either criticized or put on our “watch list,” either of which categorization puts these loans on our monthly watch list agenda for more in-depth discussion and resolution. These watch list meetings review delinquency, risk ratings, accrual status and specific loan action plans. When a loan reaches 90 days past due, it is placed on non-accrual status. If it is determined that a loan is not fully collectible, some or all of the loan balance will be charged off at the time of determination. Minutes of our watch list meetings are reviewed monthly by the management credit committee. Our criticized and non-performing loans are routinely reviewed by our credit policy committees of our board of directors and the Bank’s board of directors.

Loan Workout Process

Our most severely-rated loans are managed by our credit risk management officers, with significant input and counsel from a workout specialist engaged as a consultant to us who has more than 30 years of commercial real estate lending experience.

During any loan workout, changes to risk ratings and action plans are based on decisions by our bankers, workout specialists and credit risk officers. These action plans, risk ratings and accrual decisions are vetted in our monthly watch list meetings.

Asset and Liability Management

Our asset and liability management is governed by an asset and liability management policy, or ALCO policy. Our ALCO policy defines and coordinates each of the financial management functions, including (1) overall asset/liability management and strategy, (2) interest rate risk management, (3) liquidity management and (4) investment policy.

The ALCO management committee addresses the day-to-day management of the assets and liabilities in the Bank and is responsible for actively monitoring interest rate risk exposure. The ALCO management committee is comprised of our President and Chief Executive Officer, Chief Financial Officer, Chief Credit Officer, Chief Lending Officer, Senior Vice President of Finance, Controller and Compliance Officer. The ALCO committee of our board of directors, which is responsible for oversight of our ALCO policy, is currently comprised of Messrs. McDonald (Chairman), Felton, Layfield, Reed and Sisisky.

Generally, the ALCO management committee meets once per month. A minimum of four members must be present to compose a quorum that must include either our President and Chief Executive Officer or Chief Financial Officer. Key information that may be included in the package reviewed by our ALCO management committee includes economic forecasts, interest rate forecasts, and a variety balance sheet and income statement diagnostics as well as a variety of asset and liability reports provided by our third-party vendor that runs our simulation modeling software.

We evaluate the impact to our earnings and market value of equity based on changes in interest rates in both extreme and steadily increasing interest rate scenarios. We evaluate the effect of a change in interest rates of +/- 100 basis points, or bps, +/- 200 bps, +/-300 bps and +/- 400 bps on both net interest income and its impact on the market value of equity. These impacts are measured relative to policy limits as defined in the ALCO policy. With respect to net interest income, our maximum policy limit is a negative change of 25% and the maximum policy limit for market value of equity is negative 30%. As of December 31, 2010, we were within all applicable policy limits.

The objective of our liquidity management is to ensure that we always maintain sufficient liquidity to address deposit fluctuations, loan demand changes and debt service requirements, and we track cash inflows and outflows intraday. In addition to the day-to-day management of liquidity, we have also developed a contingency liquidity funding plan that addresses the actions we would take in the event of low to severe liquidity stresses. These action plans detail the conditions and potential causes of the liquidity problems as well as key action plans for reducing the stress, including the assignment of responsibilities to key personnel.

Our ALCO policy includes our investment policy and addresses permitted investments, safekeeping and accounting classifications. Our investment portfolio serves as both a primary and secondary source of liquidity and it contributes to net interest margin.

As of December 31, 2010, we had an investment portfolio consisting entirely of securities with a book value of $58.3 million and a market value of $58.9 million. The average yield was 3.06% per annum with an average life of 3.48 years and a modified duration of 3.03 years. The investment portfolio was composed of fixed rate mortgage backed securities (74.3%), fixed rate collateralized mortgage obligations (13.0%), floating rate mortgage backed securities (8.9%) and direct obligation fixed rate corporate securities (3.8%).

All of our mortgage backed securities are guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. As of December 31, 2010, our investment portfolio had an unrealized gain of $0.6 million.

Supervision and Regulation

General

Xenith Bank is a Virginia state-chartered member bank regulated by the Federal Reserve, and the Bureau of Financial Institutions of Virginia, or the Bureau of Financial Institutions. The Bank operates as a subsidiary under Xenith Bankshares, a one bank holding company. The Bank’s deposits are insured by the FDIC to the furthest extent permitted by law. Xenith Bankshares and the Bank are required by the Federal Reserve and the Bureau of Financial Institutions to file semi-annual and quarterly financial reports, respectively, on their respective financial condition and performance. In addition, the Federal Reserve and the Bureau of Financial Institutions conduct periodic onsite and offsite examinations of the Bank. We must comply with a variety of reporting requirements and banking regulations. The laws and regulations governing us generally have been promulgated to protect depositors, the deposit insurance funds and the banking system as a whole and are not intended to protect our various shareholders and other creditors. Additionally, we must bear the cost of compliance with reporting and other regulations; this cost can be significant and could affect our financial performance.

The Federal Reserve, Bureau of Financial Institutions and FDIC have the authority and responsibility to ensure that financial institutions are managed in a safe and sound manner and to prevent the continuation of unsafe and unsound activities. Additionally, they must generally approve significant business activities undertaken by financial institutions. Typical examples of such activities requiring approval include branch locations, mergers, capital transactions and major organizational structure changes. Obtaining regulatory approval for these types of activities can be time consuming and expensive and ultimately might not be successful.

Insurance of Accounts and Regulatory Assessments

The Bank’s deposit accounts are insured by the Deposit Insurance Fund of the FDIC, or DIF, up to the maximum legal limits of the FDIC and are subject to regulation, supervision, and regular examination by the Bureau of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of the Bank’s business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends, and location and number of branch offices.

Substantially all of the deposits of the Bank are insured up to applicable limits by the DIF and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating, or CAMELS rating. The risk matrix utilizes four risk categories which are distinguished by capital levels and supervisory ratings.

In December 2008, the FDIC issued a final rule that raised the then current assessment rates uniformly by 7 basis points for the first quarter of 2009 assessment, which resulted in annualized assessment rates for institutions in the highest risk category, or Risk Category 1 institutions, ranging from 12 to 14 basis points (basis points representing cents per $100 of assessable deposits). In February 2009, the FDIC issued final rules to amend the DIF restoration plan, change the risk-based assessment system and set assessment rates for Risk Category 1 institutions beginning in the second quarter of 2009. For Risk Category 1 institutions that have long-term debt issuer ratings, the FDIC determines the initial base assessment rate using a combination of weighted-average CAMELS component ratings, long-term debt issuer ratings (converted to numbers and averaged) and the financial ratios method assessment rate (as defined), each equally weighted. The initial base assessment rates for Risk Category 1 institutions range from 12 to 16 basis points, on an annualized basis. After the effect of potential base-rate adjustments, total base assessment rates range from 7 to 24 basis points. The potential adjustments to a Risk Category 1 institution’s initial base assessment rate include (i) a potential decrease of up to 5 basis points for long-term unsecured debt, including senior and subordinated debt and (ii) a potential increase of up to 8 basis points for secured liabilities in excess of 25% of domestic deposits.

In May 2009, the FDIC issued a final rule that levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution’s total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of domestic deposits. The special assessment was part of the FDIC’s efforts to rebuild the DIF. The special assessment was collected by the FDIC on September 30, 2009.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, the Bank paid approximately $1.019 million in prepaid risk-based assessments, which is being expensed over the applicable periods. The portion to be expensed in future periods is included in other assets on our consolidated balance sheets.

The Bank also bears assessments related to outstanding Financing Corporation, or FICO, bonds. FICO is a mixed-ownership government corporation established by the Competitive Equality Banking Act of 1987, the sole purpose of which was to function as a financing vehicle for the now defunct Federal Savings & Loan Insurance Corporation. The current annualized assessment rate is 1.14 basis points, or approximately 0.285 basis points per quarter. These assessments will continue until the FICO bonds mature in 2019.

The enactment of Emergency Economic Stabilization Act of 2008 temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The temporary increase in deposit insurance coverage became effective on October 3, 2008. In addition, on May 20, 2009, President Obama signed the Helping Families Save Their Homes Act, which extends the temporary increase in the standard maximum deposit insurance amount to $250,000 per depositor through December 31, 2013. This extension of the temporary $250,000 coverage limit became permanent under the Dodd-Frank Act. The Dodd-Frank Act also changes the basis for deposit assessments from an assessment based on deposits to one based on assets. The assessment base will be calculated based on the average consolidated total assets of the financial institution minus its tangible equity. In addition, the Dodd-Frank Act increases the minimum reserve ratio of the DIF, but the burden of the increase will be on institutions with total assets in excess of $10 billion.

Under the Federal Deposit Insurance Act, or FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Bank Capital Adequacy Guidelines

The Federal Reserve has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, we are generally required to maintain a minimum “total risk-based capital ratio” of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of total capital (4%) must be composed of “Tier 1 capital,” which is defined as common equity, retained earnings and qualifying perpetual preferred stock less certain intangibles. The remainder may consist of “Tier 2 capital,” which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock, and the allowance for loan and lease losses, subject to certain adjustments. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash and certain U.S. government and agency securities to 100% for the bulk of assets that are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial and industrial loans, and consumer loans. Residential first mortgage loans on one- to four-family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past due or non-performing and which have been made in accordance with prudent underwriting standards, are assigned a 50% level in the risk-weighting system, as are certain privately issued mortgage-backed securities representing indirect ownership of such loans. We are also generally required to maintain a minimum “Tier 1 risk-based capital ratio” of Tier 1 capital to risk-weighted assets.

In addition to the risk-based capital requirements, the Federal Reserve has established a minimum 4.0% “Tier 1 leverage ratio” requirement (i.e., Tier 1 capital to average total consolidated assets).

The highest rated banks are those that have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, and good earnings; and that, in general, are considered a strong banking organization. A bank having less than the minimum Tier 1 leverage ratio requirement is required, within 60 days of the date as of which it fails to comply with such requirement, to submit a reasonable plan describing the means and timing by which it will achieve its minimum Tier 1 leverage ratio requirements. A bank that fails to file such a plan is deemed to be operating in an unsafe and unsound manner and could be subject to a cease-and-desist order. Any insured depository institution with a Tier 1 leverage ratio that is less than 2.0% is deemed to be operating in an unsafe and unsound condition pursuant to Section 8(a) of the FDIA and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, provided it has entered into and is in compliance with a written agreement to increase its Tier 1 leverage ratio and to take such other action as may be necessary to operate in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

Under these regulations, a commercial bank will be:

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“well-capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to any written capital order or directive;

•

“adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and a Tier 1 leverage ratio of 4% or greater (3% in certain circumstances) and does not meet the definition of “well-capitalized”;

•

“undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, and a Tier 1 leverage ratio of less than 4% (3% in certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, and a Tier 1 leverage ratio of less than 3%; or

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

The risk-based capital standards of the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

On December 7, 2009, BankCap Partners received approval from the Federal Reserve to acquire up to 65.02% of the common stock of First Bankshares (now Xenith Bankshares), and indirectly, SuffolkFirst Bank (now Xenith Bank). The approval order contained conditions related to BankCap Partners, as well as the conduct of the Bank’s business. The conditions applicable to the Bank provided that, during the first three years of operation after the merger, which is the period beginning December 22, 2009 and ending December 22, 2012, the Bank must operate within the parameters of its business plan submitted in connection with BankCap Partner’s application to the Federal Reserve, and the Bank must obtain prior written regulatory consent to any material change in its business plan. The business plan sets forth minimum leverage and risk-based capital ratios of at least 10% and 12%, respectively, through 2012. As of December 31, 2010, we met all minimum capital adequacy requirements to which we are subject, including those contained in our business plan as submitted to the Federal Reserve, and are categorized as “well-capitalized.” Since December 31, 2010, there are no conditions or events that our management believes have changed our status as “well-capitalized.” For additional information regarding our capital ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

Bank Holding Company Regulation

Under the Federal Reserve guidelines, and effective July 2011, the Dodd-Frank Act amends the Bank Holding Company Act to require every bank holding company to serve as a “source of strength” for each of their bank subsidiaries. Currently, BankCap Partners is deemed a bank holding company for Atlantic Capital Bank and the Bank. The position of BankCap Partners as a source of strength to other depository institutions may limit its ability to serve as a source of strength for the Bank and could adversely affect the Bank’s ability to access resources of BankCap Partners. Federal bank regulatory agencies have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

A bank for which BankCap Partners is deemed to be a bank holding company may be required to indemnify, or cross-guarantee, the FDIC against losses the FDIC incurs with respect to any other bank controlled by BankCap Partners. In addition, the Federal Deposit Insurance Corporation Act of 1991 requires that an insured depository institution shall be liable for the loss incurred or anticipated by the FDIC arising from the default of a commonly controlled insured depository institution or any assistance provided by the FDIC to any commonly controlled insured depository institution in danger of default. Accordingly, the Bank may be obligated to provide financial assistance to Atlantic Capital Bank or any other financial institution for which BankCap Partners is deemed to be a bank holding company. Any financial assistance that the Bank is required to provide to Atlantic Capital Bank, or such other financial institution, would reduce our capital and could result in a total loss of your investment.

Atlantic Capital Bank is a Georgia state non-member bank headquartered in Atlanta, Georgia that was founded in 2007. Atlantic Capital Bank operates as a full-service, locally managed commercial bank that specifically targets the financial needs of middle market corporations, emerging growth companies, real estate developers and investors, and the principals of these companies, as well as affluent families. Atlantic Capital Bank’s primary geographic market is Metropolitan Atlanta, the state of Georgia, and the southeastern United States.

Atlantic Capital Bank’s common stock is not registered under the Exchange Act and, as a result, Atlantic Capital Bank does not file annual, quarterly and current reports, proxy statements or other information with the SEC. The following financial and regulatory information was included, among other information, in publicly available Reports of Condition and Income (also known as “call reports”) filed by Atlantic Capital Bank with the FDIC, which reports are not incorporated by reference in this prospectus. We note that we have not been, and in the future will not be, involved in the preparation and filing of Atlantic Capital Bank’s call reports or the conduct of its business.

As of December 31, 2010, Atlantic Capital Bank reported total assets of $842.3 million, gross loans of $652.6 million, reserves for loan losses of $11.9 million, total deposits of $694.1 million and total bank equity capital of $115.9 million. In addition, as of December 31, 2010, Atlantic Capital Bank reported total securities, cash and amounts due from depository institutions of $175.0 million, other real estate owned of $1.8 million, other borrowed money of $27.5 million and total unused commitments of $222.1 million.

As of December 31, 2010, Atlantic Capital Bank reported a total risk-based capital ratio of 16.34%, a Tier 1 risk-based capital ratio of 15.08% and a Tier 1 leverage ratio of 14.35%.

Atlantic Capital Bank reported net income of $12.7 million and a net loss of $9.5 million for the full years ended December 31, 2010 and 2009, respectively.

Prompt Corrective Action

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (a) restrict payment of capital distributions and management fees; (b) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (c) require submission of a capital restoration plan; (d) restrict the growth of the institution’s assets; and (e) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (a) requiring the institution to raise additional capital; (b) restricting transactions with affiliates; (c) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (d) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Basel III

On December 17, 2009, the Basel Committee, proposed significant changes to bank capital and liquidity regulation, including revisions to the definitions of Tier 1 capital and Tier 2 capital applicable to Basel III.

The short-term and long-term impact of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain. As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short-term impact of the implementation of Basel III may be or what impact a pending alternative standardized approach to Basel III option for non-Basel III U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

On September 12, 2010, the oversight body of the Basel Committee announced a package of reforms which will increase existing capital requirements substantially over the next four years. These capital reforms were endorsed by the G20 at the summit held in Seoul, South Korea in November 2010. In December 2010, the Basel Committee issued final rules on the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The various requirements will be phased in gradually, and should be implemented in their final form by 2019.

Dodd-Frank Act

The Dodd-Frank Act was signed by President Obama in July 2010. The Dodd-Frank Act will result in a major overhaul of the current financial institution regulatory system. A summary of certain provisions of the Dodd-Frank Act is set forth below, along with information set forth in the applicable sections of this “Supervision and Regulation” section. Among other things, the Dodd-Frank Act establishes a new, independent Consumer Financial Protection Bureau tasked with protecting American consumers from unfair, deceptive and abusive financial products and practices. The Dodd-Frank Act also creates the Financial Stability Oversight Council, which would focus on identifying, monitoring and addressing systemic risks in the financial system. The Financial Stability Oversight Council would, among other tasks, make recommendations for increasingly strict rules for capital, leverage, and other requirements as a company’s size and complexity increased. The Dodd-Frank Act also requires the implementation of the “Volcker Rule” for banks and bank holding companies, which would prohibit, with certain limited exceptions, proprietary trading, investment in and sponsorship of hedge funds and private equity funds, and generally otherwise limit the relationships with such funds. The Dodd-Frank Act also includes provisions that, among other things, reorganize bank supervision and strengthen the Federal Reserve Board.

The Dodd-Frank Act includes savings associations and industrial loan companies, as well as banks, in the nationwide deposit limitation. Thus, no acquisition of any financial institution, not just a commercial bank, can be approved if the effect of the acquisition would be to increase the acquiror’s nationwide deposits to more than 10% of all deposits. The Dodd-Frank Act also requires fees charged for debit card transactions to be both “reasonable and proportional” to the cost incurred by the card issuer.

Further, the Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other

“covered financial institution” that provides an insider or other employee with “excessive compensation” or could lead to a material financial loss to such firm. In June, prior to the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior. In February 2011, federal banking and securities regulators released proposed regulations that set forth standards for incentive-based compensation that prohibit compensation considered to be excessive or encourage risk that could result in a material financial loss. While the proposed regulation applies only to “covered financial institutions,” meaning those institutions with $1 billion or more in assets, the proposal rests on principles set forth in the Dodd-Frank Act and the Interagency Guidance on Sound Incentive Compensation Policies. Accordingly, we anticipate that federal banking regulators will apply certain of those standards to all financial institutions in determining whether they are in compliance with the Guidance on Sound Incentive Compensation Policies, so that, together with the Dodd-Frank Act and the recent guidance, the proposed rules may impact the current compensation policies at the Bank.

Senator Collins proposed an amendment that was incorporated into the Dodd-Frank Act requiring bank regulators to establish minimum capital levels for holding companies that are at least of the same nature as those applicable to financial institutions. All trust preferred securities, or TRUPs, issued by bank or thrift holding companies after May 19, 2010 will be counted as Tier 2 capital (with an exception for certain small bank holding companies). Bank holding companies with $15 billion in assets as of December 31, 2009 will have five years to comply with this provision, and starting on January 1, 2013, these holding companies will share in the requirement by deducting one-third of TRUPs a year for the following three years from Tier 1 capital. TRUPs issued prior to May 19, 2010 by bank holding companies with less than $15 billion in assets as of December 31, 2009 are exempt from these capital deductions entirely. In addition, the Dodd-Frank Act codified the Federal Reserve’s Source-of-Strength Policy Statement.

We anticipate that the requirements of the Dodd-Frank Act will be implemented over time and will be subject to regulatory rule-making and implementation over the course of several years. Although we cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on us and our prospects, our target markets and the financial industry in general, we believe that the Dodd-Frank Act and the regulation promulgation thereunder may impose additional administrative obligations that will obligate us to incur additional expenses.

Small Business Lending Fund

The Small Business Jobs and Credit Act of 2010 created a $30 billion small business lending fund to invest capital into community banking organizations. Through the fund, the U.S. Treasury will invest in financial institutions through the purchase of senior preferred stock. The U.S. Treasury can invest up to 5% of risk-weighted assets for financial institutions with $1 billion of total assets or less as of December 31, 2009, or up to 3% of risk-weighted assets for financial institutions with more than $1 billion, but less than $10 billion, in total assets on that date. Participants must develop a small business lending plan. The plan must describe how the applicant’s business strategy and operating goals allow it to address needs of small businesses in the areas it serves, as well as plan to provide linguistically and culturally appropriate outreach, where appropriate to certain groups.

The starting point for dividend rates on the senior preferred stock issued by participants to the U.S. Treasury will be 5% for C corporations. Financial institutions can “buy down” the rate to as low as 1% by increasing the level of small business loans. The increase will be measured based on the increase over a “baseline level,” which is generally the average amount of small business lending reported by that institution in its call report for the four full quarters immediately preceding the date of enactment of the Small Business Jobs and Credit Act less (a) net loan charge-offs with respect to small business lending and (b) gains realized from mergers, acquisitions or purchases of loans after origination. For every 2.5% by which the amount of small business lending has increased, the dividend rate on senior preferred stock will be reduced by 1%. If, however, small business lending has remained the same or decreased relative to the baseline level in the eighth quarter, the rate the participant would pay would increase to 7% beginning in the tenth quarter and continuing until the end of the four-and-a-half-year period from initial funding. After the four-and-a-half-year period from initial funding, the rate will increase to 9% until the senior preferred stock issued to the U.S. Treasury is redeemed. Redemption of the senior preferred stock must be approved in advance by the U.S. Treasury. The minimum amount that can be redeemed is 25% of the original funding amount.

We have applied to participate in the small business lending fund, for which the application deadline is March 31, 2011, for an amount equal to $8,381,450, which was 5% of our risk-weighted assets as of December 31, 2010. If our application is approved, we are requesting that the amount to be advanced to us under the small business lending fund be adjusted to an amount equal to 5% of our risk-weighted assets as of the last day of the calendar quarter preceding funding. We do not know when the U.S. Treasury will make a decision on our application or whether we will be accepted to participate. In addition, we have not determined to participate in the fund even if accepted by the U.S. Treasury. If we are accepted and elect to participate in the small business lending fund, the senior preferred stock issued to the U.S. Treasury would be senior to our common stock. We will also have to comply with the reporting requirements of the fund in order for the U.S. Treasury to assess whether we are complying with the requirements of the fund and to determine the dividend rates on the senior preferred stock issued under the fund.

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act, or the GLB Act, implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLB Act, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incident or complimentary to financial activities. The activities that the GLB Act expressly lists as financial in nature include insurance activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

To be eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized and well-managed and have at least a satisfactory rating under the Community Reinvestment Act of 1977 (See “—Community Reinvestment Act” below). In addition, the bank holding company must file with the Federal Reserve a declaration of its intention to become a financial holding company. The Dodd-Frank Act amended this provision to require that financial holding companies also be well-capitalized and well-managed.

Although the GLB Act is considered one of the most significant banking laws since Depression-era statutes were enacted, the GLB Act has not, and we do not expect that the GLB Act will in the future, materially affect our products, services or other business activities, nor do we believe that the GLB Act will have a material adverse impact on our operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry may experience further consolidation and greater competition.

Payment of Cash Dividends

Xenith Bankshares is a legal entity, separate and distinct from Xenith Bank. Both Xenith Bankshares and Xenith Bank are subject to laws and regulations that limit the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Xenith Bankshares is incorporated under the Virginia Stock Corporation Act, which has restrictions prohibiting the payment of dividends if, after giving effect to the dividend payment, Xenith Bankshares would not be able to pay its debts as they become due in the usual course of business, or if Xenith Bankshares’ total assets would be less than the sum of its total liabilities plus the amount that would be required, if Xenith Bankshares were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

Consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, Xenith Bankshares generally should not maintain a rate of distributions to shareholders unless our net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. Further, the Federal Reserve issued Supervisory Letter SR 09-4 on February 4, 2009 and revised March 27, 2009, which provides guidance on the declaration and payment of dividends, capital redemptions, and capital repurchases by bank holding company. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer, or significantly reduce its dividends if: (1) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition; or (3) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank, and (2) if the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. In particular, under the current supervisory practices of the Federal Reserve Board, prior approval from the Federal Reserve Board and a supermajority of the Bank’s shareholders is required if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years. In addition, under the FDIA, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is used in the statute).

Under Virginia law, no dividend may be declared or paid out of a bank’s paid-in capital. Xenith Bankshares may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure our financial soundness, and may also permit the payment of dividends not otherwise allowed by Virginia law.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, any loan to a director, executive officer or principal shareholder of a bank, or to entities controlled by any of the foregoing, may not exceed, together with all outstanding loans to such persons or entities controlled by such person, the bank’s loan to one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank’s unimpaired capital and unimpaired surplus until the bank’s total assets equal or exceed $100 million, at which time the aggregate is limited to the bank’s unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loans are approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. Our policy on loans to insiders establishes a maximum amount, which includes all other outstanding loans to such persons, as to which prior board of directors approval is required, of the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made in terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Restrictions on Transactions with Affiliates

The Bank is subject to the provisions of Section 23A of the Federal Reserve Act with respect to affiliates, including Xenith Bankshares. These provisions place limits on the amount of:

•	loans or extensions of credit to affiliates;

•	investment in affiliates;

•	assets that the Bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	the Bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions are limited in amount, as to any one affiliate, to 10% of capital and surplus and, as to all affiliates combined, to 20% of capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets from an affiliate.

The Bank also is subject to the provisions of Section 23B of the Federal Reserve Act, which, among other things, prohibits the Bank from engaging in any transaction with an affiliate unless the transaction is on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with non-affiliated companies. The Dodd-Frank Act expanded the scope of Section 23A, and going forward, will include investment funds managed by an institution as an affiliate, as well as other procedural and substantive hurdles.

Certain Acquisitions

The Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act, requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring more than 5% of the voting stock of any bank or other bank holding company, (2) acquiring all or substantially all of the assets of any bank or bank holding company or (3) merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below. As a result of the Patriot Act, which is also discussed below, the Federal Reserve is required to consider the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities in its evaluation of bank holding company merger or acquisition transactions. The Dodd-Frank Act also amended the Bank Holding Company Act to require consideration of the extent to which a proposed acquisition, merger or consolidation would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Under the Bank Holding Company Act, if well-capitalized and well-managed, any bank holding company located in Virginia may purchase a bank located outside of Virginia. Conversely, a well-capitalized and well-managed bank holding company located outside of Virginia may purchase a bank located inside Virginia. In each case, however, restrictions currently exist on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. In addition, pursuant to certain commitments entered into prior to the completion of the merger between BankCap Partners Fund and the Federal Reserve Bank of Richmond and the Federal Reserve Bank of Dallas, any acquisition by Xenith Bankshares or the Bank will require prior approval of our bank regulatory authorities.

Change in Bank Control

Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act of 1978, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if a person or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities.

Sound Banking Practice

Bank holding companies are not permitted to engage in unsound banking practices. For example, the Federal Reserve’s Regulation Y requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of Xenith Bankshares’ consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, expanded the Federal Reserve’s authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. FIRREA increased the amount of civil money penalties which the Federal Reserve can assess for activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

Under FIRREA, a depository institution, the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution “in danger of default.” “Default” is defined generally as the appointment of a conservator or a receiver and “in danger of default” is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. The Bank is an FDIC-insured depository institution with respect to which BankCap Partners is a bank holding company. BankCap Partners is also a bank holding company for Atlantic Capital Bank. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. In such event, our shareholders will experience a reduction in the value of the stock owned by them and could experience a complete loss of their investment. See “—Bank Holding Company Regulation” above. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank’s cross-guarantee liability with respect to commonly controlled insured depository institutions.

Anti-Tying Restrictions

The Bank is prohibited from tying the provision of services, such as extensions of credit, to certain other services offered by the Bank, its holding company or its affiliates.

Temporary Liquidity Guarantee Program

On November 21, 2008, the FDIC adopted final regulations implementing the Temporary Liquidity Guarantee Program, or the TLGP, pursuant to which depository institutions could elect to participate. Pursuant to the TLGP, the FDIC will (1) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008 and before June 30, 2009, or the Debt Guarantee, and (2) provide full FDIC deposit insurance coverage for non-interest bearing deposit transaction accounts (including NOW accounts restricted during the guarantee period to interest rates of 0.50% or less through June 30, 2010 and 0.25% beginning July 1, 2010) regardless of dollar amount for an additional fee assessment by the FDIC, or the Transaction Account Guarantee. These accounts are mainly payment-processing accounts, such as business payroll accounts. The Dodd-Frank Act has extended full deposit insurance coverage for non-interest bearing transaction accounts for two years starting December 31, 2010, and all financial institutions are required to participate in this extended guarantee program. Xenith Bankshares and the Bank opted out of participating in the TLGP.

Standards for Safety and Soundness

The Federal Reserve has established safety and soundness standards applicable to the Bank regarding such matters as internal controls, loan documentation, credit underwriting, interest-rate risk exposure, asset growth, compensation and other benefits, and asset quality and earnings. If the Bank were to fail to meet these standards, the Federal Reserve could require it to submit a written compliance plan describing the steps the Bank will take to correct the situation and the time within which such steps will be taken. The Federal Reserve has authority to issue orders to secure adherence to the safety and soundness standards.

Reserve Requirement

Under a regulation promulgated by the Federal Reserve, depository institutions, including the Bank, are required to maintain cash reserves against a stated percentage of their transaction accounts. Effective October 9, 2008, Federal Reserve banks are now authorized to pay interest on such reserves. The current reserve requirements are as follows:

•	for transaction accounts totaling $10.7 million or less, a reserve of 0%;

•	for transaction accounts in excess of $10.7 million up to and including $58.8 million, a reserve of 3%; and

•	for transaction accounts totaling in excess of $58.8 million, a reserve requirement of $1.4 million plus 10% of that portion of the total transaction accounts greater than $58.8 million.

The dollar amounts and percentages reported here are all subject to adjustment by the Federal Reserve. As of December 31, 2010, the Bank had a reserve requirement of $460 thousand.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Under the GLB Act, financial institutions may not disclose non-public personal information about a customer to unaffiliated third parties, unless the institution satisfies various disclosure requirements and the consumer has not elected to opt-out of the disclosure (with some exceptions). Additionally, financial institutions generally may not disclose consumer account numbers to any non-affiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

Monetary Policy

Banking is a business that depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute a major portion of earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market transactions in United States government securities. These transactions include the purchase and sale of securities to expand or contract the general liquidity in the financial system. Additionally, the Federal Reserve establishes a target Federal Fund Rate and the Discount Rate. The actions taken by the Federal Reserve will influence the general condition of interest rates in the market place.

The Bank’s earnings are primarily a function of differentials between interest rates. Depending on the Bank’s asset/liability strategy, actions taken by the Federal Reserve may have a positive or negative effect on profitability. We cannot predict the actions of the Federal Reserve, nor can we guarantee that our asset/liability strategy is consistent with action taken by the Federal Reserve.

Community Reinvestment Act

The Community Reinvestment Act requires federal banking regulators to evaluate the record of financial institutions in meeting the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Federal regulators are required to provide and make public a written examination report of an institution’s Community Reinvestment Act performance. To the knowledge of management, the Bank is meeting its obligations under this act.

Branch and Interstate Banking

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 that applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Such interstate bank mergers and branch acquisitions, described below, are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

Under the Dodd-Frank Act, national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Virginia law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, under the Dodd-Frank Act, a bank with its headquarters outside the Commonwealth of Virginia may establish branches anywhere within Virginia.

Regulatory Enforcement Authority

Federal and state banking law grants substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Concentrated Commercial Real Estate Lending Regulations

The Federal Reserve, the Office of the Comptroller of the Currency and the FDIC have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending, if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital, or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development, and other land represent 300% or more of total capital and the Bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and increasing capital requirements. We monitor our commercial real estate lending quarterly. As of December 31, 2010, we did not have a concentration in commercial real estate lending under this guidance.

Allowance for Loan and Lease Losses

On December 13, 2006, the federal bank regulatory agencies released the Interagency Policy Statement on the allowance for loan and lease losses, which revised and replaced the banking agencies’ 1993 policy statement on the allowance for loan and lease losses. The revised statement was issued to ensure consistency with GAAP and more recent supervisory guidance. Additionally, the agencies issued 16 Frequently Asked Questions to assist institutions in complying with both GAAP and allowance for loan and lease losses supervisory guidance. Highlights of the revised statement include the following:

•

the revised statement emphasizes that the allowance for loan and lease losses represents one of the most significant estimates in an institution’s financial statements and regulatory reports and that an assessment of the appropriateness of the allowance for loan and lease losses is critical to an institution’s safety and soundness;

•

each institution has a responsibility to develop, maintain, and document a comprehensive, systematic, and consistently applied process for determining the amounts of the allowance for loan and lease losses. An institution must maintain an allowance for loan and lease losses that is sufficient to cover estimated credit losses on individual impaired loans as well as estimated credit losses inherent in the remainder of the portfolio; and

•

the revised statement updated the previous guidance on the following issues regarding allowance for loan and lease losses: (1) responsibilities of the board of directors, management, and bank examiners; (2) factors to be considered in the estimation of allowance for loan and lease losses; and (3) objectives and elements of an effective loan review system.

USA PATRIOT Act of 2001

The USA PATRIOT Act of 2001, or the Patriot Act, was enacted in response to the terrorist attacks that occurred on September 11, 2001, and is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Other Regulation

The Bank is subject to a variety of other regulations. State and federal laws restrict interest rates on loans, potentially affecting the Bank’s income. The Truth in Lending Act and the Home Mortgage Disclosure Act impose information requirements on us in making loans. The Equal Credit Opportunity Act prohibits discrimination in lending on the basis of race, creed, or other prohibited factors. The Fair Credit Reporting Act governs the use and release of information to credit reporting agencies. The Truth in Savings Act requires disclosure of yields and costs of deposits and deposit accounts. Other acts govern confidentiality of consumer financial records, automatic deposits and withdrawals, check settlement, endorsement and presentment, and reporting of cash transactions as required by the Internal Revenue Service.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the our industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted, further regulating specific banking practices.

Employees

As of December 31, 2010, we had 78 employees, including 72 full-time employees. All of our employees were employed by the Bank. None of our employees are represented by a collective bargaining unit, and we believe that relations with our employees are good.

Description of Properties

The following table summarizes certain information about our headquarters and the locations of our branch and administrative offices as of December 31, 2010:

Office Location	Owned or Leased	Lease Terms	Square Feet	Annual Rent
				(as applicable)
One James Center (Headquarters) 901 E. Cary Street, Suite 1700 Richmond, VA 23219	Leased	Initial term of 62 months beginning November 1, 2008, with two options to extend for a three year period each	16,131	Approximately $411,340.50, with a 2% annual escalation

Boulders (Operations Center) 1011 Boulder Spring Drive, Suite 410 Richmond, VA 23225	Leased	Initial term of 65 months beginning December 1, 2008, with two options to extend for a three year period each	7,026	Approximately $119,442, which escalates over the term of the lease, plus the pro rata share of operating expenses related to the building and property

McLean Branch 8200 Greensboro Drive, Suite 1400 McLean, VA 22102	Leased	Initial term of 87 months beginning November 1, 2008, with one option to extend for a three year period	6,935	$246,192.50, which escalates over the term of the lease, plus the pro rata share of operating expenses

North Suffolk Branch 3535 Bridge Road Suffolk, VA 23435	Owned		12,255

Plaza Branch 1000 N. Main Street Suffolk, VA 23434	Leased	Initial term of five years beginning January 1, 2004, with an automatic five-year renewal	2,512	Years one to five, rent is $60,000 and years six to 10, rent will be adjusted upward based on the consumer price index

Bosley Branch 100 Bosley Avenue Suffolk, VA 23434	Owned		2,596

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Legal Proceedings

From time to time, we and the Bank are party, either as a defendant or plaintiff, to lawsuits in the normal course of our business. While any litigation involves an element of uncertainty, management is of the opinion that the liability, if any, resulting from pending legal proceedings will not have a material adverse effect on our financial condition, liquidity or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of consolidated financial condition, changes in financial condition and results of operations, liquidity, cash flows and capital resources. This discussion should be read in conjunction with the included consolidated financial statements and the notes thereto beginning on page F-1.

Overview

Xenith Bankshares, Inc. is a Virginia corporation that is the bank holding company for Xenith Bank, which is a Virginia banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Federal Reserve. The Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients, which we refer to as our target customers. We are geographically focused on the Washington, DC-MD-VA-WV, Richmond-Petersburg, VA, and the Norfolk-Virginia Beach-Newport News, VA-NC metropolitan statistical areas, which we refer to as our target markets. The Bank conducts its principal banking activities through its five branches, with one branch located in Tysons Corner, Virginia, one branch located in Richmond, Virginia and three branches located in Suffolk, Virginia. We acquired the three branches located in Suffolk in the merger of Xenith Corporation with and into First Bankshares, the parent company of its wholly-owned subsidiary SuffolkFirst Bank. Prior to the merger, SuffolkFirst Bank opened the first branch in Suffolk in 2003 under the name of SuffolkFirst Bank, and the Bank currently operates its three Suffolk branches under that trade name. As of December 31, 2010, we had total assets of $251.2 million, total loans, net of our allowance for loan and lease losses, of $151.4 million, total deposits of $175.1 million and shareholders’ equity of $48.8 million.

Our services and products consist primarily of taking deposits from, and making loans to, our target customers within our target markets. We provide a broad selection of commercial and retail banking products, including commercial and industrial loans, commercial and residential real estate loans, and select consumer loans. We also offer a wide range of checking, savings and treasury products, including remote deposit capture, automated clearing house transactions, debit cards, 24-hour ATM access, and Internet banking and bill pay service. We do not engage in any activities other than banking activities.

The primary source of our revenue is net interest income, which represents the difference between interest income on earning assets and interest expense on liabilities used to fund those assets. Interest-earning assets include loans, available-for-sale securities and federal funds sold. Interest-bearing liabilities include deposits and borrowings. Sources of non-interest income include service charges on deposit accounts, fees from loan originations, gains on the sale of securities and other miscellaneous income. Deposits and FHLB borrowed funds, including federal funds purchased, are our primary sources of funding. Our largest expenses are interest on our funding sources and salaries and related employee benefits. We measure our performance by calculating our return on average common equity, return on average assets and net interest margin.

Merger of First Bankshares, Inc. and Xenith Corporation

First Bankshares was incorporated in Virginia on March 4, 2008, and was the holding company for SuffolkFirst Bank, a community bank founded in the City of Suffolk, Virginia in 2002.

On December 22, 2009, First Bankshares and Xenith Corporation, a Virginia corporation, completed the merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity in the merger. The merger was completed in accordance with the terms of an agreement of merger and related plan of merger, dated as of May 12, 2009, as amended, collectively referred to as the merger agreement. At the effective time of the merger, First Bankshares amended its amended and restated articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. In addition, following the completion of the merger, SuffolkFirst Bank changed its name to Xenith Bank. Xenith Bank currently operates under the trade name SuffolkFirst Bank at its locations in Suffolk.

Under the terms of the merger agreement, First Bankshares shareholders were entitled to elect to retain their shares of First Bankshares common stock or to receive $9.23 in cash per share for some or all of their shares of First Bankshares common stock, subject to proration in the event the aggregate cash elections exceeded 569,074 shares (or 25% of shares outstanding immediately prior to the effective time of the merger). As of 5:00 p.m., Eastern Time, on October 15, 2009, the deadline for First Bankshares shareholders to elect to receive cash for some or all of their shares of First Bankshares common stock, First Bankshares had received aggregate cash elections with respect to 1,165,311 shares of First Bankshares common stock, representing approximately 51.2% of the shares of First Bankshares common stock outstanding immediately prior to the effective time of the merger.

As a result of aggregate cash elections exceeding 569,074 shares, the cash elections were reduced proportionally and each cash election share that was not converted into the right to receive $9.23 in cash and each share of First Bankshares common stock for which a cash election was not made represented one share of Xenith Bankshares common stock immediately following the effective time of the merger.

Under the terms of the merger agreement, each share of Xenith Corporation common stock outstanding immediately prior to the effective time of the merger was cancelled and converted automatically into the right to receive 0.8700 share of Xenith Bankshares common stock. Based on this exchange ratio, an aggregate of 4,139,704 shares of Xenith Bankshares common stock were issued to the former shareholders of Xenith Corporation in exchange for their shares of Xenith Corporation common stock with fractional shares being cashed out in the merger.

Options to purchase shares of First Bankshares common stock outstanding at the effective time of the merger remain outstanding as options to purchase 94,493 shares of Xenith Bankshares common stock at a weighted average exercise price of $7.81 per share. An aggregate of 906,000 options and warrants to purchase shares of Xenith Corporation’s common stock outstanding at the effective time of the merger were converted into an aggregate of 788,220 options and warrants to purchase shares of Xenith Bankshares common stock based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share.

There were an aggregate of 5,846,928 shares of Xenith Bankshares common stock outstanding immediately following the effective time of the merger, with First Bankshares shareholders immediately prior to the effective time of the merger beneficially owning approximately 26.8% of the Xenith Bankshares’ outstanding shares of common stock and Xenith Corporation shareholders immediately prior to the effective time of the merger beneficially owning approximately 73.2% of Xenith Bankshares’ outstanding shares of common stock, on a fully diluted basis.

Industry Conditions

The economic environment, which showed some initial signs of improvement in early 2010, demonstrated during the remainder of 2010 that the economic recovery will be slow due to high unemployment and a soft housing market. However, as recently as January 25, 2011, the Conference Board reported that the Consumer Confidence Index was at its highest level since May, 2010.

In addition, the Federal Open Market Committee reaffirmed that on January 26, 2011, economic conditions “are likely to warrant exceptionally low levels for the federal funds rate for an extended period.” The Federal Open Market Committee also stated that it is maintaining its existing policy of reinvesting principal payments from its securities holdings and intends to purchase $600 billion in longer term treasury securities by the end of the second quarter of 2011.

Regulatory reform was a focal point in the financial services industry during 2010. The Dodd-Frank Act, which is discussed under “Our Business—Supervision and Regulation—Dodd-Frank Act” above, was signed into law in July 2010 and is likely to result in sweeping changes to the financial services industry in how business is conducted and regulated. However, the ultimate impact on us and the financial services industry as a whole remains largely to be determined, as the work of translating legislative policies into practices and procedures has just commenced. We are monitoring these regulatory and legislative developments so that we will be in a position to adapt our business at the appropriate time. While it is not determinable at the present time what the absolute impacts will be when the regulations are eventually finalized, we expect that the regulations will impose additional administrative obligations on us that may require additional expenses and otherwise affect our business.

The banking industry was especially hard hit in 2010, with a reported 157 failed institutions. Although early 2011 stock market indicators show some strength in financial services stocks, an additional 22 institutions have failed through February 18, 2011. Of these failures in 2010 and 2011, none are in our target markets.

Outlook

We believe that we are well positioned to take advantage of competitive opportunities. We believe that we will benefit from (1) our capital base, which we believe will allow us to compete effectively with both the larger, more established regional and super-regional banks, as well as the smaller, locally managed community banks operating in our target markets, (2) our advantageous market locations in our target markets, (3) our variety of banking services and products and (4) our experienced management team and board of directors.

We intend to execute our business strategy by focusing on developing long-term relationships with our target customer base through a team of bankers with significant experience in our target markets.

In our continuing evaluation of our business strategy, we believe properly priced acquisitions can complement our organic growth. Although we do not have any current plans to do so, we may seek to acquire other financial institutions or branches or assets of those institutions. Although our principal acquisition focus will be to expand our presence in our target markets, we may also expand into new markets or related banking lines of business and related services and products. We evaluate potential acquisitions to determine what is in the best interest of our company. Our goal in making these decisions is to maximize shareholder value.

Presentation of Financial Information

Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009 in the consolidated balance sheet of Xenith Bankshares. The merger was accounted for under the acquisition method of accounting.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business, and had no substantial operations. Accordingly, because Xenith Corporation’s operating activities prior to the merger were insignificant relative to those of First Bankshares, we view First Bankshares as our predecessor. Our determination that First Bankshares should be viewed as our predecessor is based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that our combined operations, revenues and expenses after the merger are most similar in all respects to those of First Bankshares’ historical periods.

Accordingly, our discussion and analysis of the results of operations reflects a comparison of the results of operations of Xenith Bankshares (the successor) for the year ended December 31, 2010 versus the results of operations of First Bankshares (the predecessor) for the period from January 1, 2009 through December 22, 2009.

Due to the adjustments to the basis of assets and liabilities as a result of the application of the acquisition method of accounting, the financial statements of Xenith Bankshares (the successor) and First Bankshares (the predecessor) are not directly comparable. The results of operations of Xenith Bankshares (the successor) for the year ended December 31, 2009 include the operations of the combined entity for the period from December 23, 2009 through December 31, 2009. A comparison of the results for this period is not made, as we deem this comparison to be insignificant.

Independent Registered Public Accounting Firm

The merger was treated as a “reverse acquisition” for accounting purposes. The SEC has released guidance that, unless the same independent registered public accounting firm reported on the most recent financial statements of both the accounting acquirer (Xenith Corporation) and the acquired company (First Bankshares), a reverse acquisition results in a change in independent registered public accounting firms. Prior to the completion of the merger, Xenith Corporation’s independent accountant was Ernst &Young LLP, or E&Y, and First Bankshares’ independent registered public accounting firm was Witt Mares, PLC, or Witt Mares.

On December 22, 2009, following the completion of the merger, we dismissed E&Y as our independent registered public accounting firm upon the approval of the audit and compliance committee of our board of directors. The audit and compliance committee also approved the engagement of Witt Mares to audit Xenith Bankshares’ consolidated financial statements as of and for the fiscal year ended December 31, 2009, including First Bankshares’ consolidated financial statements for the period from January 1, 2009 through December 22, 2009. On April 2, 2010, we dismissed Witt Mares as our independent registered public accounting firm, upon the approval of the audit and compliance committee of our board of directors. The audit and compliance committee also approved the engagement of Grant Thornton LLP to audit our consolidated financial statements as of and for the fiscal year ending December 31, 2010.

Critical Accounting Policies

General

Our accounting policies are fundamental to an understanding of our consolidated financial position and consolidated results of operations. We believe that our accounting and reporting policies are in accordance with GAAP and conform to general practices within the banking industry. Our financial position and results of operations are affected by management’s application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities, and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in our consolidated financial position or results of operations or both our consolidated financial position and results of operations. For a discussion of our significant accounting policies, see Note 2 to the consolidated financial statements, included elsewhere in this prospectus.

We consider a policy critical, if (1) the accounting estimate requires assumptions about matters that are highly uncertain at the time of the accounting estimate, and (2) different estimates that could reasonably have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Using these criteria, we believe that our most critical accounting policy relates to the allowance for loan and lease losses which reflects the estimated losses resulting from the inability of our borrowers to make required loan payments. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, adjustments to our estimates would be made and additional provisions for loan losses could be required, which could have a material adverse impact on our results of operations and financial condition. The following is a summary of the company’s critical accounting policies that are highly dependent on estimates, assumptions and judgments.

Loans

Loans are carried at their principal amount outstanding plus or minus unamortized fair value adjustments for acquired loans. Interest income is recorded as earned on an accrual basis. It is our policy that accrual of interest income is discontinued when a loan is greater than 90 days past due as to interest and principal. Subsequent cash receipts are applied to principal until the loan is in compliance. We use the allowance method in providing for possible loan losses. Loans that are deemed impaired at acquisition, due to a decline in credit quality since origination, are accounted for using the cost recovery method, as an appropriate accretable yield cannot be determined.

Management considers loans to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management’s judgments include, but are not limited to, loan payment pattern, source of repayment and value of any collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and non-accrual reports, internally generated lists of certain risk ratings, loan review and regulatory examinations. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. We consider all of our non-performing loans to be impaired loans. All cash receipts are applied to principal after any loan becomes non-performing. As of December 31, 2010 and December 31, 2009, we had $2.8 million and $4.1 million, respectively, of impaired loans. The balance of impaired loans at December 31, 2010 and 2009 is after the merger date fair value adjustment of $1.4 million and $3.6 million, respectively. Impaired loans represent 1.9% and 4.1%, respectively, of total loans at December 31, 2010 and 2009.

Allowance for Loan and Lease Losses

Our allowance for loan and lease losses consists of (1) a component for individual loan impairment recognized and measured pursuant to Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 310, “Accounting by Creditors for Impairment of a Loan,” and (2) components of collective loan impairment recognized pursuant to FASB ASC Topic 450, “Accounting for Contingencies.” We maintain specific reserves for individually impaired loans pursuant to Topic 310. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due (interest as well as principal) according to the contractual terms of the loan agreement.

We determine the allowance for loan and lease losses based on a periodic evaluation of the loan portfolio. This evaluation is a combination of quantitative and qualitative analysis. Quantitative factors include loss history for similar types of loans as we originate in our portfolio, as well as loss history from banks in Virginia and across the country. In evaluating our loan portfolio, we consider qualitative factors, including general economic conditions, nationally, regionally and in our target markets, and the values of collateral securing our loan portfolio. These quantitative and qualitative factors and estimates may be subject to significant change. Increases to our allowance for loan and lease losses are made by charges to the provision for loan losses, which is reflected in the consolidated statements of operations and comprehensive income (loss). Loans deemed to be uncollectible are charged against our allowance for loan and lease losses at the time of determination, and recoveries of previously charged-off amounts are credited to our allowance for loan and lease losses.

In assessing the adequacy of our allowance for loan and lease losses as of the end of a reporting period, we also evaluate our loan risk ratings. Each loan is assigned two “risk ratings” at origination. One risk rating is based on our assessment of our borrower’s financial capacity and the other is based on our assessment of the quality of our collateral. In addition to our assessment of risk ratings, we also consider internal observable data related to trends within the loan portfolio, such as concentrations, aging of the portfolio, changes to our policies and procedures, and external observable data such as industry and general economic trends.

Although we use various data and information sources to establish our allowance for loan and lease losses, future adjustments to our allowance for loan and lease losses may be necessary, if conditions, circumstances or events are substantially different from the assumptions used in making the assessments. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan and lease losses. Such agencies may require us to recognize additions to the allowance for loan and lease losses based on their judgments of information available to them at the time of their examination.

As of December 22, 2009, prior to the merger, our allowance for loan and lease losses was $6.7 million and reflected a provision expense of $5.5 million for the period January 1 through December 22, 2009. Immediately following the merger, the allowance for loan and lease losses was reduced to $0 due to adjustments attributable to the acquisition method of accounting. For the year ended December 31, 2010, we recorded provision expense of $2.0 million. Our allowance for loan and lease losses as of December 31, 2010 is primarily for new loan production since December 31, 2009 and negative changes in credit quality related to the purchased loan portfolio.

Management believes that the allowance for loan and lease losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

Other Real Estate Owned (OREO)

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs of disposal, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations, and, if required, the carrying amount of the assets are adjusted to the lower of carrying amount or the fair value less costs of disposal. Revenue and expenses from operations and changes in the valuation of OREO are included in net income.

Accounting for the Merger

The merger was treated as a reverse acquisition for accounting purposes. Therefore, the merger was accounted for using the acquisition method of accounting, and accordingly, the assets acquired and liabilities assumed of First Bankshares were recognized at fair value on the date of the merger, with Xenith Corporation being treated as the acquirer.

In a reverse acquisition, fair value of the consideration transferred is based on the number of shares Xenith Corporation would have had to issue to give the owners of First Bankshares the same percentage equity interest in the combined entity that resulted from the merger. Cash consideration is also included. The merger agreement provided for consideration of $9.23 per share paid in cash based on elections by the First Bankshares shareholders, subject to pro-ration since aggregate cash elections exceeded 25% of shares outstanding (the maximum allowed per the merger agreement) immediately prior to the effective time of the merger.

As a result of the merger, the shareholders of Xenith Corporation as of the merger date owned 73.2% of Xenith Bankshares, and the shareholders of First Bankshares as of the merger date owned the remaining 26.8% of Xenith Bankshares.

The consideration paid for First Bankshares and the amounts of acquired identifiable assets and liabilities assumed as of the merger date were as follows:

Costs to acquire First Bankshares:
Issuance of Xenith Corporation common stock	$15,758,196
Cash consideration paid	5,251,804

Total consideration to acquire First Bankshares	$21,010,000

First Bankshares’ net assets at fair value:
First Bankshares shareholders’ equity at December 22, 2009	12,611,140
Adjustments to reflect assets acquired at fair value:
Interest rate on loans	(900,000)
Other real estate owned	(100,000)
Premises and equipment	(500,000)
Core deposit intangibles	1,240,000
Net valuation allowance of deferred tax assets	(2,067,065)
Adjustments to reflect liabilities acquired at fair value:
Interest-bearing deposits	(2,132,000)
Other	(130,899)

Adjusted identifiable net assets acquired	$8,021,176

Total goodwill resulting from merger	$12,988,824

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the identifiable net assets acquired. Similar to goodwill, other intangible assets, which include core deposit intangibles, also lack physical substance, but, as required by GAAP, portions of the cost of an acquired entity have been assigned to such assets. We account for goodwill and other intangible assets in accordance with GAAP, which, in general, requires that goodwill not be amortized, but rather that it is tested for impairment at least annually at the reporting unit level, which is either at the same level or one level below an operating segment. Other acquired intangible assets with finite lives, such as core deposit intangibles, are required to be amortized over their estimated lives. As of December 31, 2010, the core deposit intangible subject to amortization, on a straight-line basis for a period of ten years, totaled $1.1 million. We periodically assess whether events or changes in circumstances indicate that the carrying amounts of intangible assets may be impaired.

Income Taxes

We compute our income taxes in accordance with the provisions of FASB ASC Topic 740, “Accounting for Income Taxes.” Under Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are evaluated for recoverability and a valuation allowance is provided until it is more likely than not that these tax benefits will be realized. Any estimated tax exposure items identified would be considered in a tax contingency reserve. Changes in any tax contingency reserve would be based on specific development, events, or transactions.

Results of Operations

Net Income

For the year ended December 31, 2010, we reported a net loss of $5.9 million, compared to a net loss of $4.3 million for the period from January 1, 2009 through December 22, 2009. Greater losses for the year ended December 31, 2010 compared to the period from January 1, 2009 through December 22, 2009 were primarily driven by higher non-interest expenses related to the development of the Bank’s infrastructure, including our management team and bankers, which we believe will support the Bank’s growth, partially offset by higher net interest income.

The following table presents (loss) per share information for the periods stated:

	(Successor)	(Predecessor)
	For the Year Ended
	December 31, 2010	December 22, 2009
(Loss) per share, basic and diluted	$(1.01)	$(1.90)

Net Interest Income

For the year ended December 31, 2010, net interest income was $8.6 million compared to $4.4 million for the period January 1, 2009 through December 22, 2009. As presented in the tables below, net interest margin increased 157 basis points to 4.39% for the year ended December 31, 2010 from 2.82% for the year ended December 31, 2009. Net interest margin is defined as the percentage of net interest income to average interest-earning assets. Contributing to higher net interest income and net interest margin was the accretion of fair value adjustments of acquired loans and deposits, greater average loan and securities balances, and a decrease in the cost of interest-bearing liabilities. Average interest-earning assets and related interest income increased $33.5 million and $1.9 million, respectively, for the year ended December 31, 2010 compared to 2009. Average interest-bearing liabilities increased $15.1 million; however, related interest expense declined $2.1 million for the year ended December 31, 2010 compared to 2009. Yields on interest-earning assets improved 4 basis points to 5.50% while costs of interest-bearing liabilities declined 166 basis points to 1.40% for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Our acquired loan portfolio was discounted to fair value (for expected credit losses and for interest rates) immediately following the merger. The total performing loan discount of $4.1 million at the merger date is being recognized into interest income over the estimated remaining life of the loans. The performing loan discount accretion, for the year ended December 31, 2010, was $1.6 million, or 84 basis points of net interest margin. The remaining fair value credit adjustment as of December 31, 2010 was $3.3 million, of which $1.9 million relates to the performing loan portfolio. Acquired time deposits were also adjusted to fair value as of the date of the merger for interest rates. The total adjustment as of the date of the merger was $2.1 million and is being amortized as a reduction of interest expense over a two-year period. The effect of this amortization is a decrease in interest expense for the year ended December 31, 2010 of $1.1 million, or 55 basis points of net interest margin. For the year ended December 31, 2010, the effect of these acquisition adjustments on interest rate spread and net interest margin is 154 and 139 basis points, respectively.

For the year ended December 31, 2009, net interest income was $4.6 million compared to $4.2 million for the year ended December 31, 2008. Net interest margin decreased slightly to 2.82% in 2009 from 2.84% in 2008. Greater net interest income was due primarily to decreases in the cost of interest-bearing liabilities. Fair value adjustments due to acquisition accounting had no impact on 2009 results.

The following tables provide a detailed analysis of the average yields and rates on average interest-earning assets and average interest-bearing liabilities for the periods stated. The average balances and other statistical data used in this table were calculated using daily average balances.

	Average Balances, Income and Expenses, Yields and Rates As of and For the Years Ended December 31, (1)
	(Successor)	(Successor)			(Successor)	(Predecessor)	2010 vs. 2009
	Average Balances (2)		Yield / Rate		Income / Expense (8), (9)		Increase (Decrease)	Change due to (3)
(Dollars in thousands)	2010	2009	2010	2009	2010	2009		Rate	Volume
Assets
Interest-earning assets:
Federal funds sold	$772	$1,121	0.11%	0.18%	$1	$2	$(1)	$0	$(1)
Investments / Interest-earning deposits	74,076	47,555	2.83%	5.10%	2,097	2,423	(326)	(1,344)	1,018
Loans, gross (4)	120,842	113,523	7.17%	5.66%	8,662	6,428	2,234	1,800	434

Total interest-earning assets	195,690	162,199	5.50%	5.46%	10,760	8,853	1,907	456	1,451

Noninterest-earning assets:
Cash and due from banks	2,789	4,160
Premises and fixed assets	6,772	5,471
Other assets	21,253	3,172
Allowance for loan losses	(624)	(2,344)

Total noninterest-earning assets	30,189	10,459

Total assets	$225,879	$172,658

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Demand deposits	$5,835	$6,963	0.21%	0.30%	$12	$21	$(9)	$(6)	$(3)
Savings and money market deposits	24,127	3,433	0.94%	0.76%	226	26	200	7	193
Time deposits	98,659	101,483	1.33%	3.55%	1,317	3,602	(2,285)	(2,188)	(97)
Federal funds purchased and borrowed funds	26,464	28,078	2.31%	2.24%	611	628	(17)	19	(36)

Total interest-bearing liabilities	155,085	139,957	1.40%	3.06%	2,167	4,277	(2,110)	(2,167)	57

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	16,564	14,032
Other liabilities	2,174	1,429

Total noninterest-bearing liabilities	18,738	15,461

Shareholders’ equity	52,056	17,240

Total liabilities and shareholders’ equity	$225,879	$172,658

Interest rate spread (5)			4.10%	2.40%
Net interest income (6)					$8,593	$4,576	$4,017	$2,623	$1,394

Net interest margin (7)			4.39%	2.82%

(1)	2009 yields, rates, income, expense and comparisons to 2010 reflect the results of First Bankshares (the predecessor) for the period January 1, 2009 through December 22, 2009 and of Xenith Bankshares (the successor) for the period December 23, 2009 through December 31, 2009.
(2)	Average balances are computed on a daily basis.
(3)	Change in interest due to both volume and rates has been allocated in proportion to the absolute dollar amounts of the change in each.
(4)	Non-accrual loans have been included in the average balances. Only the interest collected on such loans has been included as income.
(5)	Interest rate spread is the average yield on interest-earning assets less the average rate on interest-bearing liabilities.
(6)	Net interest income is interest income less interest expense.
(7)	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.
(8)	Interest income on loans in 2010 includes $1,645.6 thousand in accretion related to fair value adjustments related to the merger.
(9)	Interest expense on time deposits in 2010 is reduced by $1,080.0 thousand related to fair value adjustments related to the merger.

	Average Balances, Income and Expenses, Yields and Rates As of and For the Years Ended December 31, (1)
	(Successor)	(Predecessor)			(Predecessor)	(Predecessor)	2009 vs. 2008
	Average Balances (2)		Yield / Rate		Income / Expense		Increase (Decrease)	Change due to (3)
(Dollars in Thousands)	2009	2008	2009	2008	2009	2008		Rate	Volume
Assets
Interest-earning assets:
Federal funds sold	$1,121	$4,745	0.18%	1.26%	$2	$60	$(58)	$(31)	$(27)
Investments / Interest-earning deposits	47,555	46,402	5.10%	5.16%	2,423	2,396	27	(31)	58
Loans, gross (4)	113,523	113,433	5.66%	6.48%	6,428	7,348	(920)	(927)	7

Total interest-earning assets	162,199	164,580	5.46%	5.96%	8,853	9,804	(951)	(989)	38

Noninterest-earning assets:
Cash and due from banks	4,160	2,996
Premises and fixed assets	5,471	5,728
Other assets	3,172	1,990
Allowance for loan losses	(2,344)	(1,050)

Total noninterest-earning assets	10,459	9,664

Total assets	$172,658	$174,244

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Demand deposits	$6,963	$6,246	0.30%	1.17%	$21	$73	$(52)	$(60)	$8
Savings and money market deposits	3,433	2,621	0.76%	1.18%	26	31	(5)	(13)	8
Time deposits	101,483	103,669	3.55%	4.39%	3,602	4,551	(949)	(855)	(94)
Federal funds purchased and borrowed funds	28,078	30,075	2.24%	3.00%	628	903	(275)	(218)	(57)

Total interest-bearing liabilities	139,957	142,611	3.06%	3.90%	4,277	5,558	(1,281)	(1,145)	(135)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	14,032	14,212
Other liabilities	1,429	1,284

Total noninterest-bearing liabilities	15,461	15,496

Shareholders’ equity	17,240	16,137

Total liabilities and shareholders’ equity	$172,658	$174,244

Interest rate spread (5)			2.40%	2.32%
Net interest income (6)					$4,576	$4,246	$330	$157	$173

Net interest margin (7)			2.82%	2.84%

(1)	2009 yields, rates, income, expense and comparisons to 2008 reflect the results of First Bankshares (the predecessor) for the period January 1, 2009 through December 22, 2009 and of Xenith Bankshares (the successor) for the period December 23, 2009 through December 31, 2009.
(2)	Average balances are computed on a daily basis.
(3)	Change in interest due to both volume and rates has been allocated in proportion to the absolute dollar amounts of the change in each.
(4)	Non-accrual loans have been included in the average balances. Only the interest collected on such loans has been included as income.
(5)	Interest rate spread is the average yield on interest-earning assets less the average rate on interest-bearing liabilities.
(6)	Net interest income is interest income less interest expense.
(7)	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Non-interest Income

Non-interest income decreased to $483 thousand for the year ended December 31, 2010 from $552 thousand for the period January 1 through December 22, 2009. The decrease was primarily due to a decrease in gains on sales of investments partially offset by greater fee income.

Non-interest Expense

Non-interest expense of Xenith Bankshares is not directly comparable to that of First Bankshares as our strategy and corresponding expense structure is substantially different. Xenith Bankshares’ non-interest expenses are higher in several areas, including compensation and technology related to building our team and infrastructure, to support our growth strategy.

For the year ended December 31, 2010, non-interest expense was $13.0 million compared to $6.0 million for the period from January 1 through December 22, 2009. Greater non-interest expense was primarily comprised of higher compensation and benefits expense of $4.6 million, occupancy expenses of $782 thousand, and technology and communications expenses of $1.2 million. Bank franchise taxes and other insurance were collectively higher by $337 thousand. Professional fees expense for the year ended December 31, 2010 includes $320 thousand pursuant to a licensing and administrative support agreement with an affiliate of BankCap Partners that was paid immediately prior to the effective time of the merger. Other non-interest expenses include $120 thousand of amortization expense related to core deposit intangibles. Partially offsetting these higher expenses in 2010 were merger related expenses of $1.1 million incurred in 2009.

Income Taxes

As of December 31, 2010, net deferred tax assets were $7.0 million, for which a full valuation allowance is recorded, based primarily on the fact that we experienced cumulative losses over the past three years. Future realization of the tax benefit of existing deductible temporary differences and net operating losses which are carried forward is dependent on our generating sufficient future taxable income. The statutory carryforward period for net operating losses under current law is 20 years. Estimated net operating losses available for carryforward at December 31, 2010 are $7.8 million, which would expire, if not utilized, in 2030.

Financial Condition

Securities

The following tables present information about our securities portfolio as of the dates stated. Weighted average life calculations and weighted average yields are based on the current level of contractual maturities and expected prepayments (based on a periodic report of industry data) as of the dates stated. Yields on tax-exempt securities are calculated on a tax equivalent basis, which converts the income on investments for which no income taxes are paid using the federal corporate income tax rate of 34%.

	December 31, 2010 (Successor)
	Book Value	Fair Value	Weighted Average Life in Years	Weighted Average Yield
Securities available for sale:
Mortgage-backed securities
—Fixed rate	43,445,430	43,743,859	2.69	2.81%
—Variable rate	5,034,406	5,271,643	11.14	3.36%
Collateralized mortgage obligations	7,555,277	7,641,061	2.32	3.00%
Trust preferred securities	2,253,094	2,233,000	5.16	7.48%

Total securities available for sale	$58,288,207	$58,889,563	3.48	3.06%

	December 31, 2009 (Successor)
	Book Value	Fair Value	Weighted Average Life in Years	Weighted Average Yield
Securities available for sale:
U.S. agencies	$17,700,601	$17,810,442	13.07	5.16%
Mortgage-backed securities
—Fixed rate	4,983,564	5,000,110	1.97	5.47%
—Variable rate	7,102,185	7,160,290	7.96	3.57%
Municipals
—Taxable	2,111,980	2,073,280	8.08	6.32%
—Tax exempt	535,600	534,615	0.92	5.64%
Trust preferred securities	4,262,500	4,268,000	17.16	7.44%

Total securities available for sale	$36,696,430	$36,846,737	10.71	5.25%

	December 31, 2008 (Predecessor)
	Book Value	Fair Value	Weighted Average Life in Years	Weighted Average Yield
Securities available for sale:
U.S. agencies	$23,658,025	$23,960,625	1.49	5.20%
Mortgage-backed securities
—Fixed rate	15,801,604	16,284,963	5.62	5.48%
—Variable rate	9,153,315	8,993,426	7.08	4.48%
Municipals
—Tax exempt	525,933	520,735	1.92	5.59%
Other securities	4,539,565	3,652,962	18.16	6.96%

Total securities	$53,678,442	$53,412,711	5.04	5.33%

The reduction in the weighted average life and yield of the securities portfolio from December 31, 2009 to December 31, 2010 was a result of restructuring the portfolio, including investing a portion of the proceeds from the private common stock offering in 2009, to one with a shorter average life and duration and reduced volatility.

The following tables present a maturity analysis of our securities portfolio as of the dates stated. Weighted average yield calculations are based on the current level of contractual maturities and expected prepayments (based on a periodic report of industry data) as of the dates stated. Yields on tax-exempt securities are calculated on a tax equivalent basis, which converts the income on investments for which no income taxes are paid using the federal corporate income tax rate of 34%.

	December 31, 2010 (Successor)
	Within 1 Year	Weighted Average Yield	After 1 Year Through 5 Years	Weighted Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
Securities available for sale:
Mortgage-backed securities
—Fixed rate	$—	—	$—	—	$4,694,555	1.92%	$39,049,304	2.92%	$43,743,859	2.81%
—Variable rate	—	—	—	—	—	—	5,271,642	3.40%	5,271,642	3.40%
Collateralized Mortgage Obligations	—	—	—	—	—	—	7,641,062	3.00%	7,641,062	3.00%
Trust preferred securities	—	—	—	—	—	—	2,233,000	7.48%	2,233,000	7.48%

Total securities available for sale	$—	—	$—	—	$4,694,555	1.92%	$54,195,008	3.17%	$58,889,563	3.06%

	December 31, 2009 (Successor)
	Within 1 Year	Weighted Average Yield	After 1 Year Through 5 Years	Weighted Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
Securities available for sale:
U.S. agencies	$—	—	$—	—	$—	—	$17,810,442	5.16%	$17,810,442	5.16%
Mortgage-backed securities
—Fixed rate	—	—	—	—	—	—	5,000,110	5.47%	5,000,110	5.47%
—Variable rate (1)	—	—	—	—	—	—	7,160,290	3.57%	7,160,290	3.57%
Municipals
—Taxable	—	—	—	—	2,073,280	6.32%	—	—	2,073,280	6.32%
—Tax exempt	—	—	—	—	—	—	534,615	5.64%	534,615	5.64%
Trust preferred securities	—	—	—	—	—	—	4,268,000	7.44%	4,268,000	7.44%

Total securities available for sale	$—	—	$—	—	$2,073,280	6.32%	$34,773,457	5.25%	$36,846,737	5.25%

(1)	Includes $6,966,339 in variable rate mortgage-backed securities that reset within one to 10 years.

	December 31, 2008 (Predecessor)
	Within 1 Year	Weighted Average Yield	After 1 Year Through 5 Years	Weighed Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
Securities available for sale:
U.S. agencies	—	—	—	—	—	—	23,960,625	5.20%	23,960,625	5.20%
Mortgage-backed securities
—Fixed rate	—	—	—	—	—	—	16,284,963	5.48%	16,284,963	5.48%
—Variable rate (1)	—	—	—	—	—	—	8,993,426	4.48%	8,993,426	4.48%
Other securities	—	—	—	—	—	—	4,173,697	6.96%	4,173,697	6.96%

Total securities	—	—	—	—	—	—	53,412,711	5.33%	53,412,711	5.33%

(1)	Includes $8,993,426 in variable rate mortgage-backed securities that reset within one to 10 years.

Loans

The following table presents our loan portfolio, by loan category and percentage to total loans, as of the dates stated:

	(Successor) December 31, 2010		(Successor) December 31, 2009		(Predecessor) December 31, 2008		(Predecessor) December 31, 2007		(Predecessor) December 31, 2006
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$68,045,194	44.43%	$43,467,134	42.59%	$46,801,108	39.92%	$38,055,913	36.36%	$39,935,903	17.44%
Commercial real estate	57,035,207	37.24%	34,978,917	34.28%	40,325,987	34.39%	40,553,316	38.74%	13,140,234	53.01%
Residential real estate	23,337,126	15.24%	22,061,275	21.62%	27,766,166	23.68%	23,394,949	22.35%	19,803,612	26.29%
Consumer	4,714,520	3.08%	1,523,660	1.49%	2,343,175	2.00%	2,612,593	2.50%	2,449,667	3.25%
Overdrafts	13,554	0.01%	18,711	0.02%	10,859	0.01%	48,929	0.05%	2,934	0.01%
Unearned fees, net							62,215		(51,935)

Total loans	153,145,601	100.00%	102,049,697	100.00%	117,247,295	100.00%	104,727,915	100.00%	75,280,415	100.00%
Allowance for loan and lease losses	(1,765,627)		—		(1,687,284)		(941,820)		(826,595)

Total loans, net of allowance for loan and lease losses	$151,379,974		$102,049,697		$115,560,011		$103,786,095		$74,453,820

(1)	Classifications for 2006 are not comparative to presentation for 2007-2010 due to changes in categorization after 2006.

The following table provides the maturity analysis of our loan portfolio as of the dates presented based on whether loans are variable-rate or fixed-rate loans:

	December 31, 2010 (Successor)
		Variable Rate			Fixed Rate
	Within 1 year	1 to 5 years	After 5 years	Total	1 to 5 years	After 5 years	Total	Total Maturities
Commercial and industrial (1)	$35,446,050	$13,895,354	$375,642	$14,270,996	$15,875,911	$1,077,802	$16,953,713	$66,670,759
Commercial real estate (2)	21,208,084	22,426,229	—	22,426,229	9,457,267	1,246,314	10,703,581	54,337,894
Residential real estate	6,507,755	4,053,363	581,904	4,635,267	7,952,964	4,241,140	12,194,104	23,337,126
Consumer (3)	711,840	3,055,275	1,113	3,056,388	911,550	14,304	925,854	4,694,082
Overdrafts	13,554	—	—	—	—	—	—	13,554

Total loans	$63,887,283	$43,430,221	$958,659	$44,388,880	$34,197,692	$6,579,560	$40,777,252	$149,053,415

(1)	Excludes $1,374,435 in nonaccrual fixed-rate loans.
(2)	Excludes $2,697,313 in nonaccrual variable-rate loans.
(3)	Excludes $20,438 in nonaccrual fixed-rate loans.

	December 31, 2009 (Successor)
		Variable Rate			Fixed Rate
	Within 1 year	1 to 5 years	After 5 years	Total	1 to 5 years	After 5 years	Total	Total Maturities
Commercial and industrial (1)	$13,678,581	$1,312,025	$4,469	$1,316,494	$26,974,618	$1,150,580	$28,125,198	$43,120,273
Commercial real estate (2)	16,499,422	10,207,841	—	10,207,841	4,570,906	45,256	4,616,162	31,323,425
Residential real estate	3,784,921	3,104,027	825,380	3,929,407	8,316,319	5,903,400	14,219,719	21,934,047
Consumer (3)	580,126	70,843	—	70,843	847,248	25,443	872,691	1,523,660
Overdrafts	18,711	—	—	—	—	—	—	18,711

Total loans	$34,561,761	$14,694,736	$829,849	$15,524,585	$40,709,091	$7,124,679	$47,833,770	$97,920,116

(1)	Excludes $346,861 in nonaccrual fixed-rate loans.
(2)	Excludes $3,150,167 in nonaccrual variable-rate loans and $505,325 in nonaccrual fixed-rate loans.
(3)	Excludes $127,228 in nonaccrual variable-rate loans.

	December 31, 2008 (Predecessor)
		Variable Rate			Fixed Rate
	Within 1 year	1 to 5 years	After 5 years	Total	1 to 5 years	After 5 years	Total	Total Maturities
Commercial and industrial	$6,587,425	$1,287,076	$—	$1,287,076	$8,555,474	$10,754	$8,566,228	$16,440,729
Commercial real estate (1)	26,835,670	16,385,605	—	16,385,605	24,201,503	2,479,093	26,680,596	69,901,871
Residential real estate	4,019,978	5,295,136	326,649	5,621,785	7,357,357	10,699,663	18,057,020	27,698,783
Consumer	777,333	187,720	49,618	237,338	1,305,305	38,933	1,344,238	2,358,909
Overdrafts	10,859	—	—	—	—	—	—	10,859

Total loans	$38,231,265	$23,155,537	$376,267	$23,531,804	$41,419,639	$13,228,443	$54,648,082	$116,411,151

(1)	Excludes $676,566 in nonaccrual variable-rate loans.

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies and guidelines designed to control both the types and amounts of risks we take and to minimize losses. Such policies and guidelines include loan underwriting parameters, loan-to-value parameters, credit monitoring guidelines, adherence to regulations and other prudent credit practices.

Loans secured by real estate comprised 73.1% of our loan portfolio as of December 31, 2010 and 88.5% as of December 31, 2009. Residential real estate loans consist of first and second lien loans, including home equity lines and credit loans, secured by residential real estate that is located primarily in our target markets offered to select customers. These customers primarily include branch and private banking customers. Typically, our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt-to-income ratios as well. Commercial real estate, or CRE, loans are secured by business and commercial properties. Typically, our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt service coverage ratios as well. The repayment of both residential and owner-occupied commercial real estate loans depends primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary source of repayment.

Allowance for Loan and Lease Losses

As of December 22, 2009, prior to the merger, our allowance for loan and lease losses was $6.7 million and reflected a provision expense of $5.5 million for the period January 1 through December 22, 2009. Immediately following the merger, the allowance for loan and lease losses was reduced to $0 due to adjustments attributable to the acquisition method of accounting. For the year ended December 31, 2010, we recorded provision expense of $2.0 million which is for new loan production since December 31, 2009 and any changes in credit quality related to the purchased loan portfolio.

The following table presents our allowance for loan and lease losses by loan type and the percent of loans in each category to total loans as of the dates stated:

	(Successor)		(Successor)		(Predecessor)		(Predecessor)		(Predecessor)
	December 31, 2010		December 31, 2009		December 31, 2008		December 31, 2007		December 31, 2006
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$469,640	44.43%	$1,245,830	42.59%	$588,957	39.92%	$208,762	36.36%	$174,501	17.44%
Commercial real estate	1,105,898	37.24%	4,980,026	34.28%	863,536	34.39%	597,056	38.74%	477,983	53.01%
Residential real estate	163,675	15.24%	434,396	21.62%	187,650	23.68%	120,274	22.35%	131,777	26.29%
Consumer	26,414	3.09%	39,748	1.51%	32,930	2.01%	39,304	2.50%	36,363	3.25%
Unallocated	—	0.00%	—	0.00%	14,211	0.00%	(23,576)	0.05%	5,971	0.01%

Total allowance for loan and lease losses	1,765,627	100.00%	6,700,000	100.00%	1,687,284	100.00%	941,820	100.00%	826,595	100.00%

Acquisition fair value adjustment	—		(6,700,000)		—		—		—

Total allowance for loan and lease losses	$1,765,627		$—		$1,687,284		$941,820		$826,595

The following table presents the activity in the allowance for loan and lease losses for the dates stated:

	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Balance at beginning of period	$—	$1,687,284	$941,820	$826,595	$611,504
Charge-offs:
Commercial and industrial	—	187,065	79,032	3,950	3,950
Commercial real estate	200,000	133,267	—	—	—
Residential real estate	51,913	214,352	—	—	—
Consumer	606	4,953	10,660	1,418	300
Overdrafts	15,591	—	—	—	—

Total charge-offs	268,110	539,637	89,692	5,368	4,250

Recoveries:
Commercial and industrial	—	31,643	6,311	3,949	—
Commercial real estate	43,000	18,954	—	—	—
Residential real estate	140	—	—	—	—
Consumer	—	1,110	188	575	—
Overdrafts	597	—	—	—	—

Total recoveries	43,737	51,707	6,499	4,524	—

Net charge-offs	224,373	487,930	83,193	844	4,250

Allowance, net of charge-offs and recoveries	(224,373)	1,199,354	858,627	825,751	607,254
Additions to the allowance for loan and lease losses	1,990,000	5,500,646	828,657	116,069	219,341

Allowance after additions	1,765,627	6,700,000	1,687,284	941,820	826,595
Acquisition fair value adjustment	—	(6,700,000)	—	—	—

Balance at end of period	$1,765,627	$—	$1,687,284	$941,820	$826,595

Non-performing Assets

It is our policy to discontinue the accrual of interest income on our non-performing loans. We consider a loan as non-performing when it is greater than 90 days past due as to interest and principal or when there is serious doubt as to collectability, unless the estimated net realized value of collateral is sufficient to assure collection of principal balance and accrued interest. As of December 31, 2010 and 2009, there were no loans greater than 90 days past due with respect to principal and interest for which interest was accruing.

As of December 31, 2010 and 2009, we had $1.5 million and $464 thousand, respectively, in other real estate owned, or OREO, consisting of hotel/mixed-use and single family properties resulting from foreclosure. OREO asset valuations are evaluated periodically, and any necessary write down to fair value is recorded as impairment.

All of our non-performing assets as of December 31, 2010 were acquired in the merger, and their carrying values were adjusted to fair value immediately following the merger, in applying the acquisition method of accounting.

The following table summarizes our non-performing assets as of the dates stated:

	(Successor) December 31, 2010	(Successor) December 31, 2009	(Predecessor) December 31, 2008	(Predecessor) December 31, 2007	(Predecessor) December 31, 2006
Nonaccrual loans	$2,841,553	$4,129,581	$676,566	$—	$—
Other real estate owned	1,484,606	463,700	—	—	—

Total nonperforming assets	$4,326,159	$4,593,281	$676,566	$—	$—

Nonperforming assets as a percentage of total loans	2.82%	4.50%	0.58%	N/A	N/A
Nonperforming assets as a percentage of total assets	1.72%	2.28%	0.37%	N/A	N/A
Net charge-offs as a percentage of average loans	0.18%	N/A	0.08%	0.00%	0.01%
Allowance for loan and lease losses as a percentage of total loans	1.15%	N/A	1.44%	0.90%	1.10%
Allowance for loan and lease losses to non-accrual loans	62.14%	N/A	249.39%	N/A	N/A

The allowance for loan and lease losses excludes the discount recorded on our acquired loan portfolio.

Deposits

Deposits represent our primary source of funds and are comprised of demand deposits, savings deposits and time deposits. Deposits as of December 31, 2010 totaled $175.1 million compared to deposits of $114.1 million as of December 31, 2009, an increase of 53.4%. Demand deposits, including money market accounts, increased $47.7 million, or approximately 200%, over balances as of December 31, 2009, and time deposits increased $13.1 million, or approximately 15%, over balances as of December 31, 2009.

The following table presents the average balances and rates paid, by deposit category, as of the dates stated:

	(Successor)		(Successor)		(Predecessor)
	December 31, 2010		December 31, 2009		December 31, 2008
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand deposits	$16,564,234	—	$14,032,483	—	$14,212,300	—
Interest-bearing deposits:
Checking (NOW) accounts	5,835,159	0.21%	4,667,838	0.19%	4,266,732	0.89%
Money market accounts	20,590,043	1.01%	2,295,349	0.52%	1,978,869	1.77%
Savings accounts	3,536,605	0.50%	3,432,598	0.76%	2,620,795	1.19%
Time deposits $100,000 or greater (1)	38,325,872	1.63%	23,023,613	3.82%	27,091,313	4.44%
Time deposits less than $100,000	60,333,304	1.15%	78,459,376	3.47%	76,577,954	4.37%

Total interest-bearing deposits	128,620,983	1.21%	111,878,774	3.26%	112,535,663	4.14%

Total average deposits	$145,185,217	1.07%	$125,911,257	2.90%	$126,747,963	3.67%

(1)	Includes brokered deposits of $10.2 million at December 31, 2010 and $15.3 million at December 31, 2009 and 2008.

Maturities of large denomination time deposits (equal or greater than $100,000) as of December 31, 2010 (successor) were as follows:

	Within 3 Months	3-6 Months (1)	6-12 Months	Over 12 Months (2)	Total	Percent of Total Deposits
Time deposits	$7,812,332	$11,187,808	$8,969,060	$19,546,587	$47,515,787	27.13%

(1)	Includes brokered deposits of $5.1 million.
(2)	Includes brokered deposits of $5.1 million.

Borrowings

The following table summarizes the period-end balance, highest month-end balance, average balance and weighted average rate of short-term borrowings for each of the periods stated:

	December 31, 2010 (Successor)				December 31, 2009 (Successor)				December 31, 2008 (Predecessor)
	Year End Balance	Highest Month End Balance	Average Balance	Weighted Average Rate	Year End Balance	Highest Month End Balance	Average Balance	Weighted Average Rate	Year End Balance	Highest Month End Balance	Average Balance	Weighted Average Rate
Federal funds purchased	$—	$—	$36,758	0.76%	$1,552,000	$2,526,000	$518,841	0.79%	$—	$2,270,000	$374,164	2.76%
Other borrowings	—	4,700,000	741,667	0.81%	4,700,000	12,000,000	3,472,329	0.53%	16,000,000	21,000,000	11,006,284	3.77%

Total short-term borrowings	$—	$4,700,000	$778,425	0.57%	$6,252,000	$14,526,000	$3,991,170	0.57%	$16,000,000	$23,270,000	$11,380,448	3.74%

Liquidity and Capital Resources

In the year ended December 31, 2010, cash and cash equivalents decreased $23.0 million to $12.2 million from $35.2 million at December 31, 2009. Net cash used in operating activities was $5.1 million for the year ended December 31, 2010 compared to net cash used in operating activities of $1.1 million for the period from January 1, 2009 through December 22, 2009. Greater use of cash in 2010 than in 2009 was due to a higher net loss in 2010 of $1.6 million and a higher provision for loan and lease losses in 2009 of $3.5 million partially offset by a deferred tax benefit of $2.4 million, both of which are non-cash items.

Net cash used in investing activities was $73.7 million for the year ended December 31, 2010 compared to net cash provided by investing activities of $23.2 million for the period January 1, 2009 through December 22, 2009. This increased use of cash resulted from an increase in net loans of $50.7 million in 2010 compared to a decrease in net loans of $5.5 million in 2009. Additionally, higher investments in securities of $65.9 million, partially offset by a $44.0 million increase in proceeds from maturities and calls of securities, contributed to the increased use of cash. Net cash provided by financing activities in the year ended December 31, 2010 was $55.8 million compared to net cash used in financing activities of $25.2 million for the period January 1, 2009 through December 31, 2009. Net cash inflows from deposits was $62.1 million in the year ended December 31, 2010, whereas net cash outflows from deposits was $19.2 million in 2009 period.

Liquidity

Liquidity is the ability to generate or acquire sufficient amounts of cash when needed and at a reasonable cost to accommodate deposit withdrawals, payments of debt and operating expenses and increased loan demand, and to achieve stated objectives (including working capital requirements). These events may occur daily or in other short-term intervals in the normal operation of business. Historical trends may help management predict the amount of cash required. In assessing liquidity, management gives consideration to various factors, including stability of deposits, maturity of time deposits, quality, volume and maturity of assets, sources and costs of borrowings, concentrations of business and industry, competition, and our overall financial condition and cash flows. Our primary sources of liquidity are cash, due from banks, federal funds sold and securities in our available-for-sale portfolio. We have access to a credit line from our primary correspondent bank in the amount of $5.0 million. This line is for short-term liquidity needs and is subject to the prevailing federal funds interest rate.

In addition, we have a secured borrowing facility with the FHLB. The total credit availability is equal to 30% of our total assets. As of December 31, 2010, our total credit availability was $73.1 million, based on our September 30, 2010 balance sheet. Under this facility, we had two non-amortizing term loans outstanding. One loan is for $20 million and was originated on January 25, 2008 at a fixed rate of 2.5% per annum and matures on January 25, 2013. The second loan was for $5.0 million and was originated on March 4, 2009 at a fixed rate of 2.07% per annum and matured March 4, 2011. On March 4, 2011, we settled the $5.0 million term loan with a short term advance under the FHLB facility at the current FHLB overnight rate.

We also were extended an uncommitted line of credit by a national bank to borrow federal funds up to $5.0 million on an unsecured basis. The uncommitted line of credit is not a confirmed line or loan and terminates on August 30, 2011, if not cancelled earlier. Borrowings under this arrangement will bear interest at the prevailing federal funds rate. There have been no borrowings under this uncommitted line of credit.

In management’s opinion, we maintain the ability to generate sufficient amounts of cash to cover normal requirements and any additional needs which may arise, within realistic limitations, for the foreseeable future.

Capital Adequacy

Capital management in a regulated financial services industry must properly balance return on equity to shareholders, while maintaining sufficient capital levels and related risk-based capital ratios to satisfy regulatory requirements. Our capital management strategies have been developed to maintain our “well-capitalized” position.

We are subject to various regulatory capital requirements administered by federal and other bank regulators. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on us. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios. On December 7, 2009, BankCap Partners received approval from the Federal Reserve to acquire up to 65.02% of the common stock of First Bankshares (now Xenith Bankshares), and indirectly, SuffolkFirst Bank (now Xenith Bank). The approval order contained conditions related to BankCap Partners, as well as the conduct of the Bank’s business. The condition applicable to the Bank provided that, during the first three years of operation after the merger, which is the period beginning December 22, 2009 and ending December 22, 2012, the Bank must operate within the parameters of its business plan submitted in connection with BankCap Partner’s application to the Federal Reserve, and the Bank must obtain prior written regulatory consent to any material change in its business plan. The business plan sets forth minimum leverage and risk-based capital ratios of at least 10% and 12%, respectively, through 2012. As of December 31, 2010, we met all minimum capital adequacy requirements to which we are subject, including those contained in our business plan as submitted to the Federal Reserve, and are categorized as “well-capitalized.” Since December 31, 2010, there are no conditions or events that management believes have changed our status as “well-capitalized.”

The following tables present Tier 1 and Tier 2 capital ratios and the minimum capital ratios required by our regulators as of the dates stated:

	(Successor)	(Successor)
(In thousands)	December 31, 2010	December 31, 2009
Tier 1 capital:
Common stock	$5,847	$5,847
Additional paid-in capital	57,714	57,614
Retained (deficit)	(15,374)	(9,457)
Accumulated other comprehensive income	601	68

Total bank equity capital	48,788	54,072
Net unrealized (gain) on available-for-sale securities	(601)	(68)
Disallowed goodwill and other disallowed intangible assets	(14,109)	(14,229)

Total Tier 1 capital	$34,078	$39,775

Tier 2 capital:
Allowance for loan and lease losses (1)	$1,766	$—

Total risk-based capital	$35,844	$39,775

Average total assets for leverage capital	$230,510	$161,988

Risk-weighted assets	$167,629	$118,156

(1)	Allowance for loan and lease losses included in Tier 2 capital is limited to 1.25% of gross risk-weighted assets.

	(Successor) December 31, 2010	Regulatory Minimum	Well Capitalized
Tier 1 leverage ratio	14.78%	4.00%	>5.00%
Tier 1 risk-based capital ratio	20.33%	4.00%	>6.00%
Total risk-based capital ratio	21.38%	8.00%	>10.00%

Pursuant to our business plan submitted to the Federal Reserve with the application of BankCap Partners to acquire up to 65.02% of the common stock of First Bankshares (now Xenith Bankshares), and indirectly, SuffolkFirst Bank (now Xenith Bank), we are required to maintain minimum leverage and risk-based capital ratios of at least 10% and 12%, respectively, through 2012.

Interest Rate Sensitivity

Financial institutions can be exposed to several market risks that may impact the value or future earnings capacity of an organization. Our primary market risk is interest rate risk. Interest rate risk is inherent in banking, because as a financial institution, we derive a significant amount of our operating revenue from “purchasing” funds (customer deposits and borrowings) at various terms and rates. These funds are invested in interest-earning assets (e.g., loans and investments) at various terms and rates.

Interest rate risk is the exposure to fluctuations in our future earnings (earnings at risk) and value (market value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest-earning assets and interest-bearing liabilities that re-price within a specific time period as a result of scheduled maturities and prepayments and contractual interest rate changes.

The balance sheet may be asset or liability sensitive at a given time. We intend to manage the Bank’s asset or liability sensitivity to optimize earnings, to minimize interest rate risk to preserve capital within policy limits, while optimizing the return to our shareholders.

Management strives to control the Bank’s exposure to interest rate volatility, and we operate under an asset and liability management policy approved by our board of directors. In addition, we emphasize the loan and deposit pricing characteristics that best meet our current view on the future direction of interest rates and use sophisticated analytical tools to support our asset and liability processes.

Gap Analysis

Gap analysis tools monitor the “gap” between interest-sensitive assets and interest-sensitive liabilities. The Bank uses a simulation model to forecast balance sheet and income statement behavior. By studying the effects on net interest income of rising, stable and falling interest rate scenarios, the Bank can position itself to mitigate risks associated with anticipated interest rate movements by understanding the dynamic nature of its balance sheet components. We evaluate our balance sheet components (securities, loan and deposit portfolios) to manage our interest rate risk position.

A negative interest-sensitive gap results when interest-sensitive liabilities exceed interest-sensitive assets for a specific re-pricing “time horizon.” The gap is positive when interest-sensitive assets exceed interest-sensitive liabilities for a given time period. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income, and falling rates would be expected to have a negative effect. The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their re-pricing or maturity dates. Variable-rate loans are reflected at the earliest re-pricing interval since they re-price according to their terms. Borrowed funds are reflected at the earlier of their maturity or contractual re-pricing interval. Interest-bearing liabilities, with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in expected re-pricing intervals. Time deposits and fixed-rate loans are reflected at their respective contractual maturity dates.

The following table, “Gap Report,” indicates that, on a cumulative basis through the next 12 months, our interest rate-sensitive assets exceed interest rate-sensitive liabilities, resulting in an asset-sensitive position as of December 31, 2010 of $38.4 million. This net asset-sensitive position was a result of $125.9 million in interest rate-sensitive assets being available for re-pricing during the next 12 months and $87.5 million in interest rate-sensitive liabilities being available for re-pricing during the same time period. Our gap position as of December 31, 2010 is considered by management to be favorable in a flat to increasing interest rate environment.

Gap Report

as of December 31, 2010 (Successor)

(in thousands)	0-180 Days	181-360 Days	1-3 Years	Over 3 Years	Total
Assets:
Cash and cash equivalents	$10,129	$—	$—	$—	$12,201
Mortgage-backed securities	5,660	2,168	5,817	42,391	56,036
Preferred securities	2,253	—	—	—	2,253
Unrealized gains/losses	—	—	—	—	601
Other investments	54	—	—	3,086	3,140
Commercial and industrial	41,537	5,906	11,685	7,548	66,676
Commercial real estate	43,217	637	7,154	2,981	53,989
Real estate loans	12,618	1,024	2,986	6,773	23,401
Consumer loans	475	174	3,168	752	4,569
Other loans	—	—	—	—	(2,574)
Allowance for loan and lease losses	—	—	—	—	(3,210)
Nonaccrual loans	—	—	—	—	8,529
Premises and equipment, net	—	—	—	—	6,450
Intangibles, net	—	—	—	—	14,109
Other real estate owned	—	—	—	—	1,485
Other assets	—	—	—	—	3,546

Total assets	$115,942	$9,909	$30,810	$63,531	$251,201

Liabilities & Capital:
Demand and money market	$10,395	$10,396	$23,242	$3,196	$70,029
Savings	830	831	1,799	—	3,461
Time deposits > $100K	18,818	8,799	15,114	4,435	47,516
Time deposits < $100K	15,822	16,604	13,802	7,201	54,132
Federal funds purchased	—	—	—	—	—
Other borrowings	5,000	—	20,000		25,000
Other liabilities	—	—	—	—	2,274
Shareholders’ equity	—	—	—	—	48,789

Total liabilities & capital	$50,865	$36,630	$73,957	$14,832	$251,201

DISCRETE:
GAP	$65,077	$(26,721)	$(43,147)	$48,699

CUMULATIVE:
GAP	$65,077	$38,356	$(4,791)	$43,908

Commitments and Contingencies

In the normal course of business, we have commitments under credit agreements to lend to customers as long as there is no material violation of any condition established in the contracts. These commitments generally have fixed expiration dates or other termination clauses and may require payments of fees. Because many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Additionally, we issue letters of credit, which are conditional commitments to guarantee the performance of customers to third parties. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers.

These commitments represent outstanding off-balance sheet commitments. The following table presents unfunded loan commitments outstanding, including letters of credit, as of the date stated:

(Successor) December 31, 2010
Commercial lines of credit	$18,161,714
Construction loans
—Residential	1,065,046
—Commercial	7,305,891
Home equity lines of credit	5,949,822
Consumer and overdraft protection	641,113
Letters of credit	328,396

Total commitments	$33,451,982

We have four non-cancelable agreements to lease four banking facilities as of December 31, 2010 with remaining terms of three to six years. See “Our Business—Description of Properties” above. The following table presents the current minimum annual commitments under non-cancelable leases in effect at December 31, 2010 for the dates stated:

Year	Commitment
2011	875,985
2012	893,742
2013	911,913
2014	332,248
2015	293,331
2016	24,504

Total lease commitments	$3,331,723

Recent Accounting Pronouncements

Accounting Standards Update, or ASU, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements,” or ASU 820. ASU 820, which amends FASB ASC 820-10, requires new disclosure (1) of significant transfers in and out of Levels 1 and 2 with reasons for the transfers; and (2) activity in Level 3 fair value measurements, including purchases, sales, issuances, and settlements on a gross basis. In addition, the reporting entity should provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about inputs and valuation techniques used to measure fair value of both recurring and non-recurring fair value measurements. The ASU includes conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets (FASB ASC 715-20). These amendments change the terminology from major categories of assets to classes of assets and provide a cross reference to FASB ASC 820-10 on how to determine appropriate class to present fair value disclosures. ASU 820 is effective for interim and annual periods beginning after December 15, 2009, except disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. ASU 820 requires additional disclosures only and will not have an impact on our consolidated financial statements.

FASB ASC 860—“Accounting for Transfers of Financial Assets,” or Topic 860. Topic 860 is a revision to preceding guidance and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. In December 2009, the FASB issued ASU No. 2009-16, “Transfers and Servicing—Accounting for Transfers of Financial Assets.” This update formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets” and provides a revision for Topic 860 to require more information about transfers of financial assets. This statement and update became effective for interim and annual reporting periods beginning January 1, 2010. The adoption of this statement and update did not have a material impact on our consolidated financial statements.

ASU No. 2010-06—“Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements,” or ASU 2010-06. This update provides amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures,” which require new disclosures for transfers in and out of Levels 1 and 2, and for activity in Level 3 fair value measurements. In addition, ASU 2010-06 provides amendments that clarify existing disclosures relating to the level of disaggregation and inputs and valuation techniques. Fair value measurement disclosures should be provided for each class of assets and liabilities, and disclosures should be made about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring measurements that fall in either Level 2 or Level 3. The new disclosures and clarification of existing disclosures are effective for interim and annual reporting. ASU No. 2010-06 requires additional disclosures only and will not have an impact on our consolidated financial statements.

MANAGEMENT

Executive Officers and Directors

Executive Officers

The following sets forth certain information regarding our executive officers. Information pertaining to T. Gaylon Layfield, III, who is both a director and the President and Chief Executive Officer of our company and the Bank, may be found under “—Directors” below.

Thomas W. Osgood, 55, has been Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer of Xenith Bankshares and the Bank, since December 22, 2009, having previously served as Chief Financial Officer and Chief Administrative Officer of Xenith Corporation from February 19, 2008 until December 22, 2009. He has also served as a director of Xenith Bank since December 22, 2009. From January 1998 to May 2007, he was with East Coast Fire Protection, Inc., or ECFP, a fire protection firm, where he was Executive Vice President and served in numerous finance, operating and marketing capacities.

Prior to is employment with ECFP, Mr. Osgood was with Signet Banking Corporation, a $12 billion bank holding company, or Signet, from 1983 until its acquisition by First Union Corporation (now Wells Fargo & Company) in November 1997. In 1996-1997, Mr. Osgood helped lead a year long process focusing on total bank re-engineering and reported to the President and Chief Operating Officer. From 1992 to 1996, Mr. Osgood was a Senior Vice President and reported to the Chief Credit Officer. He developed and led an integrated risk management practice; implemented quantitative tools to measure risks in credit portfolios; led credit portfolio reporting and industry risk analysis; managed the bank’s allowance for loan and lease losses; and worked directly with outside auditors and regulators to verify its adequacy. From 1988 to 2002, Mr. Osgood was a Vice President and then a Managing Director of Signet Investment Banking Corporation where he worked with clients in many industries on business plans and implications for financing strategies; raised debt and equity capital to fund organic growth and acquisitions; performed valuations and worked on numerous purchase and sale transactions; and developed and executed interest rate hedging strategies for clients. From 1983 to 1988, Mr. Osgood was a lender and relationship manager working with clients in many industries.

Prior to joining Signet, Mr. Osgood was with Wachovia Bank from 1978 to 1983, where he completed the retail banking program and was promoted to branch manager then completed the corporate banking development program and was promoted to bank officer and corporate banker handling commercial credit relationships in Raleigh and Durham, North Carolina.

Ronald E. Davis, 59, has been Executive Vice President and Corporate Secretary and Executive Vice President/Chief Lending Officer and a director of Xenith Bank since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from June 2008 until December 22, 2009. From December 2001 until June 2008, he served as President and Chief Executive Officer of Virginia Heartland Bank and then its successor, Second Bank and Trust (now StellarOne Corporation) in Fredericksburg, Virginia.

From August 1998 until December 2001, Mr. Davis was President and Chief Executive Officer of Metro County Bank, a de novo bank in Richmond, Virginia. Metro County grew from $35 million to $140 million in assets and from one to four full-service branches during Mr. Davis’ tenure. Mr. Davis was responsible for setting strategic direction, staffing, underwriting and approving loans and credit quality, overseeing retail, commercial, investment, and operations, and achieving financial goals established for the organization.

Mr. Davis was also with First Union National Bank and its predecessor, Signet, from 1984 to August 1998, in various roles, including managing the Small Business Credit Center and working as a Senior Credit Officer for Small Business, Private Banking, and Retail Business segments. Mr. Davis was also a manager in the national lending division at Signet, having previously managed the Chicago loan production office for C&S National Bank.

Mr. Davis began his banking career in 1974 at the National Bank of Commerce in Lincoln, Nebraska and joined Citizens and Southern Bank in Atlanta, where he was employed from 1978 to 1984.

Wellington W. Cottrell, III, 55, has been Executive Vice President and Chief Credit Officer and a director of Xenith Bank since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from May 2008 until December 22, 2009. From 2000 until May 2008, Mr. Cottrell served as Managing Director of Risk Management in the Corporate and Investment Banking Group at SunTrust Bank. Mr. Cottrell was a member of the Senior Loan Committee and a part-time member of the Debt Capital Markets Committee, which primarily reviewed syndications, bridge loans, and market risk. From 1999 until 2000, Mr. Cottrell was a risk manager in SunTrust’s Corporate & Investment Banking group, progressing from Director to Managing Director in 2000 and from risk coverage of the Media & Communications Portfolio, adding the Mid-Atlantic Diversified Portfolio also in 2000.

From 1992 through 1998, Mr. Cottrell was in Regional Credit Administration as Senior Vice President—Risk Manager for the Corporate Banking Group of Crestar Bank (predecessor to SunTrust), managing corporate, middle-market, and international credits. From 1990 until 1992, he was a Vice President and relationship manager with Crestar Bank in the Corporate Banking Group. His duties included managing media and communications clients and workouts. From 1988 until 1990, Mr. Cottrell was with Investors Savings Bank in Retail Credit Administration. Mr. Cottrell was Senior Vice President, chaired the commercial loan committee, was a member of the commercial real estate loan committee, and managed commercial business credit analysis, loan review, the credit card portfolio, and work-outs.

From 1984 until 1988, Mr. Cottrell was with Crestar Bank as a Vice President and relationship manager in the Southeast Division. From 1981 until 1983, Mr. Cottrell was with Manufacturers Hanover Trust Co. as trainee progressing to Assistant Vice President in the Metropolitan Division of the commercial bank.

Mr. Cottrell started his banking career at Central National Bank (predecessor to Central Fidelity Bank) in 1977 as a credit analyst in commercial banking.

W. Jefferson O’Flaherty, 58, has been Executive Vice President of Xenith Bank responsible for its private banking business since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from May 2008 until December 22, 2009. He has also served as a director of Xenith Bank since December 22, 2009. Mr. O’Flaherty served as Regional Managing Director of Wachovia Wealth Management for Wachovia Bank (now Wells Fargo & Company), from 2001, when First Union Bank merged with Wachovia Corporation, until December 2007. From November 1997 to 2001, Mr. O’Flaherty served as Managing Director with First Union Bank, and in this capacity he led the private banking practice in Richmond, Norfolk and Roanoke. Mr. O’Flaherty started his career with Bank of Virginia, a predecessor to Signet, in 1974 and served in various capacities of increasing responsibility, culminating in his role as Senior Vice President and Manager of Private Banking for Signet, which was acquired by First Union Corporation (now Wells Fargo & Company) in November 1997.

Judy C. Gavant, 51, has been the Senior Vice President and Controller of Xenith Bank since August 2010. From September 2005 until the end of July 2010, she held the positions of Director, Finance—Corporate and Business Development, as well as Director and Assistant Controller overseeing financial reporting for Owens & Minor, Inc., a leading national distributor of name-brand medical and surgical supplies and a healthcare supply chain management company. From 2001 to 2004, Ms. Gavant was Director of Finance and Controller for Tredegar Film Products, Inc, a wholly-owned subsidiary of Tredegar Corporation, primarily a global manufacturer of plastic films and aluminum extrusions. From 2000 to 2001, Ms. Gavant worked as the Chief Financial Officer and Company Secretary of Envera LLC, an industry-owned start-up that provided web-enabled supply chain services for the chemical industry. From 1990 to 2000, Ms. Gavant held various roles in the areas of taxation and mergers, acquisitions and divestitures at Dominion Resources, Inc., one of the nation’s largest producers and transporters of energy and served as Controller and Assistant Treasurer of Dominion Energy, Inc., a wholly-owned subsidiary of Dominion Resources, Inc. From 1981 to 1990, she served in the audit and tax practices at PricewaterhouseCoopers LLP, a provider of audit and assurance, tax and advisory services.

Directors

Under our amended and restated bylaws, our board of directors will have a minimum of eight directors and a maximum of 20 directors. Currently, our board of directors consists of 11 directors.

The 11 persons named below were elected to serve as directors until our 2011 annual meeting of shareholders and until their respective successors are elected. Set forth below is certain information regarding our directors, including the experiences, qualifications, attributes or skills that caused the governance and compensation committee and our board of directors to determine that the person should serve as a director.

T. Gaylon Layfield, III, 59, currently serves as President and Chief Executive Officer of both our company and the Bank. He is the former President of Timber Resource Management, L.L.C., a privately held timber investment management organization, having previously served in various increasing roles of responsibility with Signet from 1975 until Signet’s acquisition by First Union Corporation (now Wells Fargo & Company) in November 1997. From December 1996 to November 1997, Mr. Layfield was President and Chief Operating Officer of Signet and served on Signet’s board of directors, its management committee, its asset and liability committee and its credit policy committee. Mr. Layfield served as Senior Executive Vice President and on Signet’s management and senior credit committees from 1988 to 1996. From 1991 until 1996, Mr. Layfield was responsible for Signet’s Consumer Banking, which included the branch delivery system, Signet Financial Services, Signet Mortgage Company, Educational Funding, Telephone Banking Center, Trust/Affluent and Small Business banking, having previously been head of Signet’s commercial line of business from 1987 to 1991. Mr. Layfield served as Signet’s Executive Vice President from 1986 to 1988, Regional Executive Officer of Signet’s Hampton Roads Region from 1983 to 1986, officer-in-charge of Signet’s National/International division from 1982 to 1983 and officer-in-charge of Commercial Lending for Signet’s Capital Division from 1980 to 1982. He joined Signet in 1975 as an international credit analyst and for the next five years, he held various positions in the International Division, including officer-in-charge of Business Development.

Mr. Layfield has extensive executive bank management and public bank holding company experience, as well as a wealth of knowledge about the mid-Atlantic region business and banking environment.

Larry L. Felton, 65, is retired. From 1970 until retirement in 2004, Mr. Felton was employed by Angus I. Hines, Inc., a petroleum distributor and convenience store chain in Virginia where Mr. Felton served as Chief Operating Officer, Vice-President-Finance and Administration, and Treasurer. Mr. Felton was one of the founding directors of SuffolkFirst Bank and its parent bank holding company, First Bankshares. He was a former director of James River Bank/Colonial (formerly Bank of Suffolk), and served on the audit committee of that bank’s holding company, James River Bankshares, Inc., which was purchased by First Virginia Bank in June 2001.

Mr. Felton has been a director of Western Branch Metals, LC, a distributor of steel boat shafts since 1995.

Mr. Felton has experience operating and managing businesses similar to the types of businesses we are targeting for our banking business and corporate governance experience from his past board service.

Palmer P. Garson, 54, has been Managing Director of Cary Street Partners, LLC, a wealth management and investment banking company, since October 2007. Prior to joining Cary Street Partners, Ms. Garson was a co-founder and Managing Partner of Jefferson Capital Partners, a private equity firm focused on providing growth financing to well managed, late stage, rapidly growing companies, primarily in the consumer, business services, education, health care and selected information technology industries, from 1989 to 2007. Prior to co-founding Jefferson Capital Group, Ltd. in 1989, Ms. Garson developed extensive corporate finance and investment banking experience while working for A.G. Edwards from 1987 to 1989, for Morgan Stanley & Co. from 1983 to 1986, and for Mellon Bank from 1979 to 1981. Ms. Garson’s primary focus as an investment banker was in the field of mergers and acquisitions.

Ms. Garson currently serves on the boards of directors of several Jefferson Capital Partners portfolio companies. Ms. Garson has vast corporate finance experience with several industries and extensive board experience from her past board service.

Patrick D. Hanley, 66, has served as Chief Executive Officer of Gallium Technologies, LLC, a company that designs accounts receivable collection software, since August 2009. Prior to his work with Gallium Technologies, LLC, Mr. Hanley served as Senior Vice President-Finance and Accounting of UPS Ground Freight, Inc., formerly Overnite Corporation, a truckload and less-than-truckload carrier and wholly-owned subsidiary of United Parcel Service, Inc., from August 2005 to October 2007, also having previously served as Director, Senior Vice President and Chief Financial Officer of Overnite Corporation from October 2003 through July 2005. Mr. Hanley serves on the board of directors of NewMarket Corporation (NYSE: NEU), where he serves on the audit committee and as chairman of the nominating and corporate governance committee. Mr. Hanley has extensive knowledge on the management of public companies and significant accounting, finance and SEC reporting experience.

Peter C. Jackson, 49, has been President of Jackson Real Estate, a family owned and operated real estate business, and a director of Western Branch Metals, LC. From 1992 to 1999, Mr. Jackson was a Vice President at James River Bank/Colonial (formerly Bank of Suffolk), a subsidiary of James River Bankshares, Inc., which was purchased by First Virginia Bank in June 2001. Mr. Jackson was one of the founding directors of SuffolkFirst Bank. Mr. Jackson has significant experience in the management of banks and public bank holding companies, including through his past board service, and knowledge of the Hampton Roads real estate markets, especially the Suffolk real estate market.

Brian D. Jones, 44, is a principal and founding partner of BankCap Partners Fund I, L.P., referred to herein as BankCap Partners Fund, a private equity firm that focuses on early stage banks across the United States. Most recently, BankCap Partners Fund was involved in the formation of Atlantic Capital Bank, an Atlanta-based commercial bank that opened in 2007 with over $125 million in equity capital (making it the largest bank start-up in U.S. history). Mr. Jones currently serves as a director of Atlantic Capital Bank.

Mr. Jones has over 19 years of financial institutions and investment banking experience. Prior to starting BankCap Partners Fund in 2005, he served as Executive Vice President and Managing Director of Carreker Corporation, a publicly-traded bank-focused financial technology company, in charge of Strategy and Mergers and Acquisitions from 2002 to 2003. From 1989 to 2002, Mr. Jones worked for Bear, Stearns & Co. Inc. in Los Angeles, New York and Dallas where, in his last position, he served as Senior Managing Director in its Investment Banking Group, as head of the Financial Institutions Group in its Dallas office and as a leader of its global commercial banking practice. He began his career at Touche Ross, a former top 10 accounting firm that merged with Deloitte in 1989 (now Deloitte & Touche LLP), where he served from 1988 to 1989. Mr. Jones has significant experience in financial institutions, investment banking and strategic transactions.

Malcolm S. McDonald, 72, currently serves as Chairman of the Board of Directors. He is retired, having previously served as chairman and chief executive officer of Signet from 1997 until Signet’s acquisition by First Union Corporation (now Wells Fargo & Company) in November 1997. After the consolidation of Signet and First Union Corporation in 1997, he remained with First Union for six months to help ensure a successful transition and retired as an officer from First Union in 1998. In 1999, he retired from the board of directors of First Union. He joined Signet in 1970 and rose through various positions to become President in 1990, an office which he held until 1996, and chairman of Signet’s board of directors in 1997. He began his career at Irving Trust Company in New York, where he worked for 10 years.

Mr. McDonald currently serves on the board of NCH Healthcare Foundation. He was a member of the Bankers Roundtable and a member of its board of directors, and a member and past President of the Virginia Bankers Association. He also served as a member of the USA Board of MasterCard International.

Mr. McDonald has an extensive background in executive bank management, bank lending, bank asset and liability management and strong corporate governance skills through his public bank holding company experience.

Robert J. Merrick, 66, is retired, having formerly served as the Chief Investment Officer of MCG Capital Corporation, a business development company (NASDAQ: MCGC), from 1998 until June 17, 2009. Mr. Merrick was also on MCG’s board of directors where he served as chairman of the investment committee, a member of the enterprise risk committee and a member of the credit committee until his resignation on June 17, 2009.

Mr. Merrick started his banking career in 1967 with Chemical Bank, served in the United States Army from 1968 through 1971 and worked for American Security Bank from 1971 to 1976. Mr. Merrick joined Bank of Virginia, a predecessor to Signet, in 1976 and rose to the office of Executive Vice President and Chief Credit Officer for Signet from 1985 to 1997. In that role, he was responsible for all credit extensions within the bank and bank holding company. He was the chairman of Signet’s credit policy committee and a member of the asset and liability, management, safety and soundness, and administrative committees. Mr. Merrick was a director of CRIIMI MAE from 1998 to 2004 and a director of the Bank of Richmond from 2004 to 2007, chairman of its credit committee and a member of its asset and liability and executive committees.

Mr. Merrick has extensive banking, corporate finance, senior executive credit and risk management experience.

Scott A. Reed, age 40, is a principal and founding partner of BankCap Partners Fund. Before founding BankCap Partners Fund in 2005, Mr. Reed had a diverse career that included derivatives trading, consulting, investment banking, and corporate strategy and planning. Most recently, Mr. Reed served in a number of roles culminating as Senior Vice President at Carreker Corporation from 2002 to 2004. From 2000 to 2002, Mr. Reed worked in the Financial Institutions Group at Bear, Stearns & Co. Inc., where he focused on mergers and acquisitions and capital market transactions. Prior to joining Bear, Stearns & Co. Inc., Mr. Reed worked from 1998 to 2000 for Bain & Company, a management consulting company, where he focused on corporate strategy formation and implementation for numerous Fortune 100 companies. Mr. Reed started his career as an options trader for Swiss Bank Corporation, where he managed a diverse portfolio while working on the Pacific Stock Exchange in San Francisco.

Mr. Reed currently serves as a director of Xenith Bank and on the advisory board of the Commerce School at the University of Virginia. Mr. Reed has a strong corporate business background and significant experience in financial institutions, investment banking and strategic transactions.

Mark B. Sisisky, age 59, is a Managing Director of Caprin Asset Management, a registered investment advisor specializing in the management of fixed income portfolios. Prior to joining Caprin in August 2002, Mr. Sisisky served for 14 years as President and Chief Executive Officer of Lee Distributing Co., Inc., an Anheuser-Busch wholesaler, serving Southside Virginia. Mr. Sisisky sold Lee Distributing in April 2001. In addition to his duties with Caprin, Mr. Sisisky serves as Managing Partner and Chief Investment Officer of New Dominion of Virginia LC, an active investment partnership.

In August 2002, former Virginia Governor Mark Warner appointed Mr. Sisisky to the steering committee of the Economic Development Strategic Planning Task Force—One Virginia / One Future. Also, Mr. Sisisky has been appointed by four Virginia governors to the Virginia-Israel Partnership and Advisory Board. In January 2008, Mr. Sisisky was elected to serve on The Board of Governors for The Community Foundation Serving Richmond and Central Virginia. Mr. Sisisky has extensive experience operating and managing businesses and investment portfolio and risk management, as well as substantial corporate governance experience from his past board service.

James E. Turner, Jr., 76 is retired, having previously served as President and Chief Operations Officer of General Dynamics, Falls Church, Virginia. Mr. Turner was one of the founding directors of SuffolkFirst Bank.

Mr. Turner is a member of the Virginia Tech Foundation Board. He also served on the Virginia Tech Board of Visitors for eight years, and was Rector for five years. Mr. Turner is chairman of the board of Western Branch Metals, LC, and is a member of the board of trustees of The Mariner’s Museum. He also serves on the board of directors of Nansemond-Suffolk Academy, and is a member of the North Suffolk Rotary Club. In 1996, Mr. Turner was honored by being inducted into the National Academy of Engineering. Mr. Turner has extensive executive management experience and substantial corporate governance experience from his past board service.

Board of Directors

We are managed under the direction of our board of directors, which has adopted corporate governance guidelines to set forth certain corporate governance policies of our company. Our corporate governance guidelines are available at http://www.xenithbank.com under “Corporate Governance” under “Investor Relations” under “About Us.”

Independence of Directors

Our board of directors has affirmatively determined that Ms. Garson and Messrs. Felton, Hanley, Jackson, McDonald, Merrick, Sisisky and Turner are “independent” directors within the NASDAQ Stock Market listing standards and the independence standards of our corporate guidelines. For a director to be considered independent, the board of directors must determine that the director does not have a relationship with our company that would interfere with the exercise of judgment in carrying out the responsibilities of a director. Our board of directors has established guidelines to assist it in determining director independence, which are included in our corporate governance guidelines and conform to the independence requirements in the NASDAQ Stock Market listing standards.

As set forth in our corporate governance guidelines, in order for a director to be considered “independent” by the board of directors, he or she must not (1) be employed by us or any of our subsidiaries in the past three years, (2) have accepted payments from us or any parent or subsidiary of us in excess of $120,000 during any period in the past 12 consecutive months, with certain exceptions, or have a family member who accepted the same, (3) be a family member of an individual who is employed by us or any of our subsidiaries as an executive officer in the past three years, (4) be, or have a family member who is, a partner in, a controlling shareholder of or an executive officer of any organization to which we made, or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, with certain exceptions, (5) be one of our directors who is, or have a family member who is, employed as an executive officer of another entity where at any time during the past three years any of our executive officers served on the compensation committee of the other entity, or (6) be, or have a family member who is, a current partner of our outside auditor, or was a partner or employee of our outside auditor who worked on our audit at any time during any of the past three years. As used above, “family member” refers only to a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in any these persons’ homes.

Mr. Turner is the uncle of Jonie N. Mansfield, a former director of the Bank. The board of directors does not consider this relationship to be material to an evaluation of his ability or integrity and determined that this relationship does not affect Mr. Turner’s independence.

Compensation Committee Interlocks and Insider Participation

Each of Ms. Garson and Messrs. McDonald, Sisisky and Turner served as a member of the governance and compensation committee of our board of directors during 2010. No member of the governance and compensation committee was an employee of our company during the 2010 fiscal year or an officer of our company during any prior period. During 2010, no interlocking relationship existed between any member of our board of directors and any member of the compensation committee of any other company.

Compensation of Executive Officers

The following table shows the total compensation for the years ended December 31, 2010 and 2009 paid to or earned by all individuals serving as our Chief Executive Officer during the year ended December 31, 2010 and the next two most highly compensated executive officers serving as executive officers as of December 31, 2010. These individuals are referred to herein as the named executive officers.

2010 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
T. Gaylon Layfield, III	2010	260,000	—	—	260,000
President and Chief Executive Officer	2009	13,542	—	—	13,542

Thomas W. Osgood	2010	225,000	—	—	225,000
Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer

Ronald E. Davis	2010	225,000	—	—	225,000
Executive Vice President and Corporate Secretary

Wellington W. Cottrell, III	2010	225,000	—	—	225,000
Executive Vice President

Executive compensation decisions are made by our board of directors based upon recommendations of the governance and compensation committee of our board of directors, which is comprised of Ms. Garson (Chairman) and Messrs. McDonald, Sisisky and Turner, each of whom is an independent director. Under its charter, the governance and compensation committee’s responsibilities include recommending to our board of directors the compensation of our executive officers, including our President and Chief Executive Officer, and reviewing our compensation, incentive compensation and equity-based plans, and administering and making awards under such plans. In connection with the merger, we assumed from Xenith Corporation individual employment agreements with certain executive officers, including Messrs. Layfield, Osgood, Davis and Cottrell, the material terms of which are described under “—Employment Agreements” below. With respect to these individuals, the governance and compensation committee’s compensation decisions are based on compliance with the elements within the individual contracts. The governance and compensation committee, however, retains the discretion to award compensation to these individuals that is in addition to that provided under the terms of the individual employment agreements. For 2010, the governance and compensation committee did not award, and we did not pay, any additional compensation to these individuals.

2010 Outstanding Equity Awards as of Fiscal Year-End

The following table includes certain information with respect to the value of all unexercised options held by the named executive officers as of December 31, 2010.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
T. Gaylon Layfield, III	23,200	46,400	—	11.49	12/22/2019

Thomas W. Osgood	11,600	23,200	—	11.49	12/22/2019

Ronald E. Davis	8,120	16,240	—	11.49	12/22/2019

Wellington W. Cottrell, III	5,800	11,600	—	11.49	12/22/2019

(1)	We did not grant any equity awards, including options to purchase shares of our common stock, to any of the named executive officers in 2010. None of the named executive officers exercised any stock options during 2010.
(2)	Prior to the merger, pursuant to their respective employment agreements, Messrs. Layfield, Osgood, Davis and Cottrell were granted options to purchase 80,000, 40,000, 28,000 and 20,000 shares of common stock of Xenith Corporation, respectively, at an exercise price of $10.00 per share. See “—Employment Agreements” below. Under the terms of the merger agreement, these options were automatically converted into options to purchase 69,600, 34,800, 24,360 and 17,400 shares of our common stock, respectively, based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share. For more information on the exchange ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.” These options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the merger.

Stock Incentive Plans

Amended and Restated 2009 Stock Incentive Plan

General. Our Amended and Restated 2009 Stock Incentive Plan, referred to herein as the 2009 plan, was originally the Xenith Corporation 2009 Stock Incentive Plan. We assumed the Xenith Corporation 2009 Stock Incentive Plan in the merger, and all options to purchase shares of Xenith Corporation common stock outstanding at the effective time of the merger were converted into options to purchase shares of our common stock based on the exchange ratio set forth in the merger agreement. The purpose of the 2009 plan is to encourage our directors, executive officers and employees to acquire or to increase their holdings of our common stock in order to promote a closer identification of their interests with those of our company and our shareholders.

The 2009 plan has a term of 10 years beginning May 8, 2009 and provides for the granting of stock options. Under the plan, 1,043,391 option shares were reserved for issuance, of which 766,731 remain available for future issuance. The 2009 plan authorizes the issuance of options that will qualify as incentive stock options under Section 422(a) of the Internal Revenue Code as well as non-qualified stock options. However, the 2009 plan permits us to issue all of the stock options available for issuance under the 2009 plan as incentive stock options. Incentive stock options are eligible for favored tax treatment, while non-qualified stock options do not qualify for such favored tax treatment.

Administration. Under the terms of the 2009 plan, our board of directors delegated authority to administer the 2009 plan to the governance and compensation committee of the board of directors, although the administration may, in the future, be provided by the full board of directors. In this discussion, the board of directors and the governance and compensation committee are collectively known as the administrator. The administrator has the full and final authority, in its discretion, to take any action with respect to the 2009 plan, including, without limitation, the authority (1) to determine all matters relating to options, including selection of individuals to be granted options, the types of options, the number of shares of common stock subject to an option, and all terms, conditions, restrictions and limitations of an option, (2) to prescribe the form or forms of option agreements evidencing any options granted under the 2009 plan, (3) to establish, amend and rescind rules and regulations for the administration of the 2009 plan and (4) to construe and interpret the 2009 plan, options and option agreements made under the 2009 plan, to interpret rules and regulations for administering the 2009 plan and to make all other determinations deemed necessary or advisable for administering the 2009 plan.

Eligible Participants. All of our directors, executive officers and employees are eligible to receive awards under the 2009 plan. The administrator has the authority to determine the participants under the 2009 plan and, accordingly, the benefits that might be received by directors, executive officers and employees cannot be determined at this time.

Option Terms. The 2009 plan provides for the issuance of incentive stock options and non-qualified stock options. The administrator will determine whether an option is an incentive stock option or a non-qualified stock option when it grants the option, and the option will be evidenced by an agreement describing the material terms of the option. A holder of a stock option may not transfer the option during his or her lifetime.

The administrator will establish the option price as stated in the option agreement evidencing the grant of the option; however, the option price may not be less than 100% of fair market value of our common stock on the date of grant, or less than 110% of the fair market value if the participant owns more than 10% of our outstanding common stock. As long as our common stock is listed on a national securities exchange such as The NASDAQ Capital Market, fair market value will be the last reported sales price of a share of our common stock on such exchange or, if no sale occurs on that date, the average of the reporting closing bid and asked prices on that date. The administrator may permit the option holder to pay the exercise price in cash or, upon conditions established by the administrator, by delivery of shares of common stock that had been owned by the participant for at least six months prior to the date of exercise. The term of an option will be specified in the applicable stock option agreement. The term of an incentive stock option may not exceed 10 years from the date of grant; however, any incentive stock option granted to a participant who owns more than 10% of our outstanding common stock will not be exercisable more than five years after the date the option is granted.

Incentive stock options are also subject to the restriction that the aggregate fair market value, determined as of the date of the grant, of common stock as to which any incentive stock option first becomes exercisable in any calendar year is limited to $100,000 per recipient. If incentive stock options covering common stock with a value in excess of $100,000 first become exercisable in any one calendar year, the excess will be treated as non-qualified stock options.

Termination of Options. The terms of a particular option agreement may provide that the options will terminate, among other reasons, upon the holder’s termination of employment or other status with us, upon a specified date, or upon the holder’s death or disability. The 2009 plan provides that if the holder dies or becomes disabled, the holder’s estate or personal representative may exercise the option within 12 months of the date of death or disability. The 2009 plan provides that if the holder retires, the holder may exercise the option within three months of the date of retirement. The administrator may, within the terms of the 2009 plan and the applicable stock option agreement, cancel, accelerate, pay, or continue an option that would otherwise terminate for the reasons discussed above. The 2009 plan provides that the Bank’s primary federal regulator may require holders of stock options to exercise or forfeit such options if the Bank’s capital falls below minimum requirements.

Subject to any further limitations in the applicable stock option agreement, if a participant’s employment is terminated, an incentive stock option will expire and become unexercisable no later than three months after the date of termination of employment. If, however, termination of employment is due to death or disability, up to one year may be substituted for the three-month period.

Recapitalizations and Reorganizations. The 2009 plan provides for appropriate adjustment, as determined by the administrator, in the number and kind of shares and the exercise price subject to unexercised options in the event of any change in the outstanding shares of common stock by reason of any subdivision or combination of shares, payment of a stock dividend, or other increase or decrease in the number of outstanding shares effected without the receipt of consideration. In the event of specified corporate reorganizations, the administrator may, within the terms of the 2009 plan and the applicable stock option agreement, substitute, cancel (with or without consideration), accelerate, remove restrictions, or otherwise adjust the terms of outstanding options or assume options of another issuer.

Amendment and Termination of the 2009 Plan. The board of directors has the authority to amend or terminate the 2009 plan. The board of directors is not required to obtain shareholder approval to amend or terminate the 2009 plan but may condition any amendment or termination of the plan upon shareholder approval if it determines that shareholder approval is necessary or appropriate under tax, securities or other laws. The board’s action may not adversely affect the rights of a holder of a stock option without the holder’s consent.

2011 Option Grants. Upon the completion of this offering, we intend to grant an aggregate of 48,000 options to purchase shares of our common stock to certain of officers of Xenith Bankshares and the Bank, including Messrs. Osgood (5,000), Davis (5,000) and Cottrell (5,000), subject to the provisions of the 2009 plan. In addition, upon the completion of this offering, we intend to grant an aggregate of 34,500 options to purchase shares of our common stock to all of non-employee directors of Xenith Bankshares (3,000 options for each non-employee director) and the Bank (1,500 options for each non-employee director), subject to the provisions of the 2009 plan. These options will have an exercise price equal to the greater of (1) the initial public offering price on the cover page of this prospectus and (2) the last reported sales price of a share of our common stock on The NASDAQ Capital Market or, if no sale occurs on that date, the average of the reported closing bid and asked prices on that date. In addition, these options will have a 10-year term and will vest in three equal installments on each anniversary of the date of grant.

2003 Stock Option Plan

General. The First Bankshares, Inc. 2003 Stock Option Plan, referred to herein as the 2003 plan, was intended to foster and promote long-term growth and financial success by assisting in recruiting and retaining directors and key employees with ability and initiative.

Under the 2003 plan, the maximum number of shares that may be issued pursuant to the exercise of options is 137,500 shares of common stock, of which 51,972 remain available for future issuance; however, we do not currently intend to grant any additional awards under the 2003 plan. No options may be granted under the 2003 plan after March 20, 2013.

Administration. The 2003 plan is administered by our board of directors, which has the authority to grant stock options upon such terms as it considers appropriate. Pursuant to the 2003 plan, our board of directors has complete authority to (1) interpret all of plan provisions, (2) prescribe the form of agreements entered into under the plan, (3) adopt, amend and rescind rules and regulations pertaining to its administration and (4) make all other determinations necessary or advisable for its administration.

Option Terms. Options may be granted to any of our employees or those of any of our affiliates. The 2003 plan is intended to enable stock options granted under the plan to qualify as incentive stock options under Section 422(a) of the Internal Revenue Code. Our board of directors, however, has discretion to designate whether an option will be an incentive stock option or a non-qualified stock option. An option holder may not transfer the options during his or her lifetime. Options may not be subject to any lien, obligation or liability of an option holder.

The price per share paid by an option holder upon the exercise of an option is equal to (1) the last sale price of our common stock on such date or, if common stock was not traded on such day, then on the next preceding day that our common stock was traded, or (2) in the event our board of directors determines that the last sale price for our common stock is not available or does not provide an accurate measure of value, such other amount as our board of directors determines based upon a good faith method of valuation. In no event may an option be granted for less than the book value per share at the time of its grant. No option may be exercisable after the expiration of 10 years from the date the option was granted, but our board of directors may determine a lesser amount of time.

Recapitalizations and Reorganizations. Our board of directors must proportionally adjust, as equitably required, the number of shares as to which options may be granted under the 2003 plan and the terms of the options upon a stock dividend, stock split-up, subdivision or consolidation of shares.

Amendment and Termination of the 2003 Plan. Our board of directors may amend or terminate the 2003 plan from time to time; however, any amendment that materially increases the aggregate number of shares that may be issued, materially increases the benefits accruing to option holders under the plan or materially changes the class of employees eligible to participate may not become effective until shareholder approval is obtained. No amendment may adversely affect any rights of any option holder under any option outstanding at the time of such amendment without the option holder’s consent.

Employment Agreements

On May 8, 2009, Xenith Corporation entered into employment agreements with Messrs. Layfield, Osgood, Davis and Cottrell. We assumed the rights and obligations of Xenith Corporation under these employment agreements by operation of law at the effective time of the merger and immediately transferred them to the Bank under an assignment and assumption agreement dated December 22, 2009.

Mr. Layfield’s Employment Agreement

The term of Mr. Layfield’s employment is for 24 months and began December 22, 2009. The term of Mr. Layfield’s employment will be extended for additional 12-month periods unless proper notice of termination of the employment agreement is given by either the Bank or Mr. Layfield.

Under his employment agreement, Mr. Layfield will receive an initial base salary of $260,000 per year. In addition, he may receive incentive compensation awarded from time to time by the governance and compensation committee of our board of directors and subject to any approval required by our board of directors, applicable laws and governing regulatory agencies or authorities, based on the Bank’s attainment of performance goals established by our board of directors in consultation with the governance and compensation committee. Mr. Layfield was also awarded under his employment agreement options to purchase an aggregate of 80,000 shares of Xenith Corporation common stock, with the grant of the option to purchase the first 50,000 shares, at an exercise price of $10.00 per share, effective on May 8, 2009, and the grant of the remaining 30,000 shares, at an exercise price of $10.00 per share, was effective on June 26, 2009. In the merger, these options were converted into options to purchase an aggregate of 69,600 shares of our common stock based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share. For more information on the exchange ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.” These options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the merger.

Additionally, as soon as practical after the Bank achieves annual profitability, Mr. Layfield will be granted options to purchase 80,000 shares of our common stock, provided that annual profitability is obtained prior to the third anniversary of completion of the merger. For the purposes of Mr. Layfield’s employment agreement, “annual profitability” shall have been attained in the month in which Xenith Bankshares shall have achieved pre-tax profitability in accordance with GAAP after giving effect to the costs of all options granted during the trailing 12 months, as determined by our board of directors. These options will (1) be granted at a price determined by our governance and compensation committee in accordance with our Amended and Restated 2009 Stock Incentive Plan, (2) vest in three equal installments on each anniversary of the date that the merger was completed and (3) following their grant, become 100% vested if Mr. Layfield’s employment is terminated other than for cause either before or after a change of control. If Mr. Layfield’s employment is terminated for any reason prior to the achievement of annual profitability, he will not be entitled to receive these options.

Mr. Layfield will also receive other customary benefits such as participation in incentive, savings and retirement plans and benefits in the event of disability. If Mr. Layfield’s employment is terminated with cause, he will have no right to compensation or other benefits, with the exception of vested benefits under any employee benefit plan, after the termination for cause. If Mr. Layfield’s employment is terminated other than for cause and no change of control event has occurred, he (or his beneficiaries or estate in the case of his subsequent death), will receive a severance payment equal to the sum of (1) any incentive compensation paid to him during the 12 months preceding the termination of his employment under his employment agreement plus (2) the greater of (a) one year of his then-current base salary and (b) his then-current base salary that would have been paid over the remaining balance of the initial 24-month term, referred to herein as total compensation. Total compensation will be paid in 12 equal monthly installments beginning 30 days following the termination, and incentive compensation will be paid in a lump sum on the first day of the seventh month following the termination. Mr. Layfield will receive two times his total compensation if his employment is terminated other than for cause following a change of control to be paid in the same manner described above. Additionally, all options granted to Mr. Layfield to purchase shares of our common stock will become 100% vested following his termination other than for cause either before or after a change of control. During the period when Mr. Layfield and his eligible dependents will be entitled to continued health plan coverage pursuant to applicable law, referred to herein as COBRA coverage, we will reimburse Mr. Layfield on a monthly basis for any amounts he pays for his and his eligible dependents’ COBRA coverage. If Mr. Layfield’s right to COBRA coverage ends before the second anniversary of the event of Mr. Layfield’s termination, we will make cash payments to him on a monthly basis, beginning the month following the end of such coverage and ending 24 months after the termination of his employment, equal to the COBRA coverage monthly premium for the type and level of coverage provided to Mr. Layfield and his eligible dependents immediately prior to the cessation of the COBRA coverage. As a precondition to payment of severance, COBRA coverage and other payments, in all cases, Mr. Layfield will execute a full release and waiver of all known or unknown claims and causes of action he might have, have had or may have against us. The employment agreement also provides that, during his employment and for a period of 12 months following the termination of his employment, Mr. Layfield will be restricted from soliciting our customers or employees or otherwise competing with us.

Other Employment Agreements

The employment agreements with Messrs. Osgood, Davis and Cottrell contain terms substantially similar to those in Mr. Layfield’s employment agreement except as described below. Messrs. Osgood, Davis and Cottrell will each receive an initial base salary of $225,000. In addition, they were granted options to purchase 40,000, 28,000 and 20,000 shares of common stock of Xenith Corporation, respectively, at an exercise price of $10.00 per share, effective May 8, 2009. In the merger, these options were converted into options to purchase 34,800, 24,360 and 17,400 shares of our common stock, respectively, based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share. For more information on the exchange ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.” These options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the merger.

Additionally, as soon as practical after the Bank achieves annual profitability, Messrs. Osgood, Davis and Cottrell will be granted options to purchase 40,000, 20,000 and 20,000 shares of our common stock, respectively, provided that annual profitability is obtained prior to the third anniversary of completion of the merger. For the purposes of Messrs. Osgood, Davis and Cottrell’s employment agreements, “annual profitability” shall have been attained in the month in which Xenith Bankshares shall have achieved pre-tax profitability in accordance with GAAP after giving effect to the costs of all options granted during the trailing 12 months, as determined by our board of directors. These options will (1) be granted at a price determined by our governance and compensation committee in accordance with our Amended and Restated 2009 Stock Incentive Plan, (2) vest in three equal installments on each anniversary of the date that the merger was completed and (3) following their grant, become 100% vested if the executive’s employment is terminated other than for cause either before or after a change of control. If the executive’s employment is terminated for any reason prior to the achievement of annual profitability, he will not be entitled to receive these options.

Director Compensation

Except for Mr. Hanley who received a grant of options in connection with his election to our board of directors, none of the members of our board of directors received any compensation for serving on the board of directors or any committee of the board of directors during the year ended December 31, 2010.

Mr. Hanley was elected to our board of directors on January 20, 2010. In connection with his election to our board of directors, Mr. Hanley received a grant of options to purchase up to 5,000 shares of our common stock on February 1, 2010. These options have a 10-year term and will vest in three equal installments on each anniversary of the date of grant. The grant date fair value of the options granted to Mr. Hanley is $9,500. This amount was computed in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation.” For purposes of calculating this amount, we have used the same assumptions used for financial reporting purposes under GAAP. For a description of the assumptions we used, see Note 14 to our consolidated financial statements included elsewhere in this prospectus.

Prior to the merger, each of Ms. Garson and Messrs. Jones, McDonald, Merrick, Reed and Sisisky, who were non-employee directors of Xenith Corporation and who became directors of Xenith Bankshares in connection with the merger, received a grant of options to purchase up to 5,000 shares of Xenith Corporation common stock at an exercise price of $10.00 per share. Under the terms of the merger agreement, these options were automatically converted into options to purchase 4,350 shares of our common stock based on the exchange ratio set forth in the merger agreement at an exercise price of $11.49 per share. For more information on the exchange ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger of First Bankshares, Inc. and Xenith Corporation.” All of these options have a 10-year term and will vest in three equal installments on each anniversary of the completion of the merger.

The following table shows the aggregate number of option awards held by each of our non-employee directors as of December 31, 2010.

	Number of Option Awards
Name	Exercisable	Unexercisable
Larry E. Felton	9,020	—
Palmer P. Garson	1,450	2,900
Patrick D. Hanley	1,667	3,333
Peter C. Jackson	9,020	—
Brian D. Jones	1,450	2,900
Malcolm S. McDonald	1,450	2,900
Robert J. Merrick	1,450	2,900
Scott A. Reed	1,450	2,900
Mark B. Sisisky	1,450	2,900
James E. Turner, Jr.	9,020	—

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The audit and compliance committee of our board of directors is responsible for reviewing and overseeing related person transactions. The audit and compliance committee operates under a written charter, the relevant provisions of which require the committee to review any proposed related person transactions for potential conflict of interest situations. The audit and compliance committee reviews each related person transaction on a case by case basis and approves only those related person transactions that it determines in good faith to be in the best interest of Xenith Bankshares.

For purposes of this policy, a “related person transaction” means any transaction in which we are to be a participant and the amount involved exceeds $120,000 and in which any related person will have a direct or indirect material interest. For purposes of this policy, a “related person” means any person who is a director, a nominee for director or an executive officer of Xenith Bankshares or Xenith Bank (or an immediate family member of such director, nominee for director or executive officer) or a beneficial owner of more than 5% of the outstanding shares of our common stock (or an immediate family member of such owner).

Lending Relationships with Insiders

The Bank has ordinary lending relationships with certain of the directors and executive officers of Xenith Bankshares and the Bank and persons with whom they are associated. In the opinion of management, all loans and commitments for loans that have been made to these individuals were made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with persons not related to Xenith Bankshares or the Bank. These loans and commitments were made in the ordinary course of business and do not involve more than a normal risk of collection or present other unfavorable features. The Bank expects to have similar lending relationships in the future.

Both the directors and executive officers of Xenith Bankshares and the Bank, and their related interests, have various types of lending relationships with the Bank. As of December 31, 2010 and 2009, the total amount of loans outstanding to these individuals was $2.3 million and $1.8 million, respectively. New loans to executive officers and directors during the years ended December 31, 2010 and 2009 totaled $880 thousand and $654 thousand, respectively.

Deposits of directors and executive officers of Xenith Bankshares and the Bank as of December 31, 2010 and 2009 amounted to $1.8 million and $1.3 million, respectively.

Our Relationship with BankCap Partners

General

BankCap Partners Fund is a private equity fund that focuses on early stage banks across the United States. BankCap Partners Fund, through its wholly-owned subsidiary, BCP Fund LLC, purchased $35.0 million of Xenith Corporation common stock, constituting 73.6% of the shares sold in Xenith Corporation’s private offering of shares of its common stock on June 26, 2009. As of February 28, 2011, BankCap Partners was the beneficial owner of 3,436,500 shares of our common stock (including warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable), or 55.1% of the outstanding shares of our common stock. Upon completion of this offering (assuming the underwriters do not exercise their over-allotment option and BankCap Partners purchases 192,307 shares of our common stock in this offering), the 3,628,807 shares of our common stock beneficially owned by BankCap Partners will represent, in the aggregate, 27.4% of the outstanding shares of our common stock.

Investor Rights Agreement

Voting Agreement. Under the terms of the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith

Bankshares and who purchased shares of Xenith Corporation in its June 2009 private offering have agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act with respect to Xenith Bankshares and (2) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of the outstanding shares of our voting capital stock of Xenith Bankshares. They have also agreed to vote their shares of our common stock in favor of (1) removing the designee of BankCap Partners on our board of directors at the request of BankCap Partners and the election to our board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on our board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above.

Registration Rights. In addition, under the investor rights agreement, each shareholder who purchased shares of Xenith Corporation common stock in its June 2009 private offering has certain registration rights with respect to such shares. At any time after June 26, 2011, holders of our common stock who purchased 20% or more of the shares of Xenith Corporation common stock sold by Xenith Corporation in its June 2009 private offering, which were converted into shares of our common stock in the merger, referred to herein as institutional investors, and their permitted transferees, have the right to demand that we register for resale under the Securities Act all or part of the shares of our common stock held by such institutional investor, subject to certain exceptions and conditions. If a demand for registration is made, we are obligated to notify all other holders of shares of our common stock who purchased shares of Xenith Corporation common stock in its June 2009 private offering of the demand for registration, and such holders will have the right, subject to certain exceptions and conditions, to join the proposed registration and resale. We are not obligated to effect more than three such registrations or more than one such registration in any consecutive nine-month period, and as between the institutional investors, BankCap Partners has the sole and exclusive right to demand two such registrations and each other institutional investor has the sole and exclusive right to demand one such registration. BankCap Partners is our only institutional investor and the only shareholder to receive such right.

In addition, under the investor rights agreement, at any time after June 26, 2011, the holders of our common stock that are a party to the investor rights agreement will have the right to participate, subject to certain exceptions and conditions, in any underwritten public offerings of our common stock that we undertake, referred to herein as piggy-back offering rights. These piggy-back offering rights may be limited if the managing underwriters advise us that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering. For more information on the investor rights agreement, see “Description of Capital Stock—Investor Rights Agreement.”

Licensing and Administrative Support Agreement

In July, 2008, Xenith Bank [In Organization] entered into a licensing and administrative support agreement with an affiliate of BankCap Partners Fund, referred to herein as the licensor, pursuant to which the licensor granted Xenith Bank [In Organization] a sublicense to use and otherwise access an extensive library of intellectual property that the licensor licenses from a third-party licensor. Xenith Corporation succeeded to the interests of Xenith Bank [In Organization]. We assumed the rights and obligations of Xenith Corporation under the licensing and administrative support agreement by operation of law at the effective time of the merger and immediately transferred all of our rights and interests under the licensing and administrative support agreement to the Bank under an assignment and assumption agreement. Under the licensing and administrative support agreement, as amended, the licensor also provides certain administrative support services, including (1) ongoing support and administrative updates with respect to the licensed materials, (2) coordinating communications relating to bank management best practices, (3) financial modeling, peer group formation, analysis and benchmarking, (4) performing market research on significant intra-market competitors, and (5) providing input on capital raising strategies. The term of the sublicense is perpetual. The obligation of the licensor to provide administrative support services terminated in accordance with the terms of the agreement on December 22, 2010. Xenith Corporation paid the licensor a total fee of $600,000 for the license and administrative support services upon the completion of the merger.

In addition, Xenith Corporation reimbursed BankCap Partners $197,300 for certain direct and adequately documented expenses it incurred on Xenith Corporation’s behalf during its organizational phase, including, but not limited to, legal, professional recruiting and travel expenses. Other than the payment of all expenses incident to the registration of shares under the investor rights agreement and the reimbursement of travel expenses incurred by Messrs. Jones and Reed who serve on our board of directors, which we provide to all of our non-employee directors, we have no other reimbursement obligations to BankCap Partners.

Our Relationship with Atlantic Capital Bank

Among our deposits is a money market deposit account for Atlantic Capital Bank with a balance of $10 million as of December 31, 2010. The account bears interest at a rate of 0.8% per annum. BankCap Partners is deemed a bank holding company for both Atlantic Capital Bank and the Bank. See “Our Business—Supervision and Regulation—Bank Holding Company Regulation.”

Director Relationship

As noted under “Management—Board of Directors—Independence of Directors,” Mr. Turner, a member of our board of directors, is the uncle of Jonie N. Mansfield, a former director of Xenith Bank who resigned from the Xenith Bank board effective immediately prior to the 2010 annual meeting of shareholders.

Directed Share Program

At our request, the underwriters have reserved for sale, at the public offering price set forth on the cover page of this prospectus, up to 5% of the shares of common stock offered by this prospectus for sale to certain of our directors and executive officers and to BankCap Partners. Although BankCap Partners has indicated that it intends to purchase $1.0 million of the shares of our common stock offered by this prospectus (estimated to be approximately 192,307 shares of our common stock based on an assumed public offering price of $5.20 per share, which was the last reported sale price of our common stock on The NASDAQ Capital Market on March 8, 2011), none of these persons has any obligation or made any commitment to purchase any shares in this offering and there can be no assurance as to the number of shares, if any, they may purchase in this offering. If any of these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Below is information on the beneficial ownership of our common stock as of February 28, 2011 by each director, each named executive officer and each person or group of affiliated persons who beneficially owns more than 5% of our common stock. The table also shows the beneficial ownership of all of our directors and executive officers as a group as of February 28, 2011. Unless otherwise noted below, each person named in the table has sole voting and sole investment power with respect to each of the shares reported as owned by such person.

Amount and Nature of Beneficial Ownership(1)

	Shares of Xenith Bankshares Common Stock		Exercisable Options and Warrants		Total	Percent of Class(2)
Name						Before Offering(2)	After Offering(3)
Directors and Named Executive Officers:

Wellington W. Cottrell, III	18,600		19,720		38,320	*	*

Ronald E. Davis	8,700	(4)	15,080		23,780	*	*

Larry L. Felton	28,885	(5)	9,020		37,905	*	*

Palmer P. Garson	30,100		4,060		34,160	*	*

Patrick D. Hanley	2,000		1,667		3,667	*	*

Peter C. Jackson	76,351	(6)	9,020		85,371	1.5%	*

Brian D. Jones	3,046,000	(7)	392,950	(8)	3,438,950	55.1%	27.4%

T. Gaylon Layfield, III	89,000	(9)	92,800		181,800	3.1%	1.4%

Malcolm S. McDonald	43,500		5,800		49,300	*	*

Robert J. Merrick	17,400		3,190		20,590	*	*

Thomas W. Osgood	43,500		46,400		89,900	1.5%	*

Scott A. Reed	3,045,600	(10)	392,950	(11)	3,438,550	55.1%	27.4%

Mark B. Sisisky	34,800	(12)	4,930	(13)	39,730	*	*

James E. Turner, Jr.	71,480	(14)	9,020		80,500	1.4%	*

All of our directors and executive officers as a group (16 individuals)(15)	3,528,316		633,667		4,161,983	64.2%	32.3%

Principal Shareholders:

BankCap Partners(16)	3,045,000		391,500	(7)	3,436,500	55.1%	27.4%

Voting Group:

Former Xenith Corporation Shareholder Voting Group(17)	3,349,600		604,940		3,954,540	61.3%	30.8%

*	Represents less than 1% of total outstanding shares, including exercisable options and warrants.
(1)	Based on 5,846,928 shares outstanding as of February 28, 2011.
(2)

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if (a) he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security or (b) he or she has the right to acquire beneficial ownership of the security within 60 days; provided, however, that beneficial ownership of securities that may be acquired within 60 days is not taken into account in calculating the beneficial ownership of any other shareholder. This includes shares which may be deemed beneficially owned by virtue of family relationships, joint ownership, voting power or investment power. Accordingly, the calculation of beneficial ownership does not include (1) an aggregate of 132,453 shares of our common stock issuable upon the exercise of outstanding options held by the persons named in the table that have not vested and that do not vest within 60 days or (2) an aggregate of 50,500 options to purchase shares of our common stock that we intend to grant to the persons named in the table upon the completion of this offering.

(3)	Assumes the issuance of 7,000,000 shares of our common stock in this offering, the underwriters do not exercise their over-allotment option, none of our directors or executive officers purchase shares of our common stock in this offering and BankCap Partners purchases 192,307 shares of our common stock in this offering.
(4)	Includes 8,155 shares held jointly with his spouse.
(5)	Includes 8,330 shares held jointly with his spouse.
(6)	Includes 46,768 shares held by Jackson Investments, LLC and 29,230 shares held by Jackson Family Investments, L.L.C., with respect to which Mr. Jackson shares investment and voting power.
(7)	Includes 1,000 shares held jointly by Mr. Jones with his spouse and 3,045,000 shares held by BCP Fund LLC. Messrs. Jones and Reed share voting and investment power over the shares held by BCP Fund LLC. BankCap Partners Fund is the sole member of BCP Fund LLC. The general partner of BankCap Partners Fund is BankCap Partners GP, L.P., or BankCap Partners GP. The general partner of BankCap Partners GP is BankCap Equity Fund, LLC, or BankCap LLC. Brian D. Jones and Scott A. Reed, each of whom serves on our board of directors, are the managers of BankCap LLC.
(8)	Includes options to purchase 1,450 shares held by Mr. Jones and warrants to purchase 391,500 shares held by BCP Fund LLC. Messrs. Jones and Reed share voting and investment power over the shares held by BCP Fund LLC.
(9)	Includes 62,250 shares held in trust for the benefit of Mr. Layfield’s children, for which Mr. Layfield serves as the trustee.
(10)	Includes 600 shares held by Mr. Reed and 3,045,000 shares held by BCP Fund LLC. See Note (7) above.
(11)	Includes options to purchase 1,450 shares held by Mr. Reed and warrants to purchase 391,500 shares held by BCP Fund LLC. See Note (8) above.
(12)	Includes 21,750 shares held by New Dominion of Virginia, LC, a Virginia limited liability company of which Mr. Sisisky is the manager. He has sole voting and investment power over the shares held by New Dominion of Virginia, LC.
(13)	Includes 2,175 warrants held by New Dominion of Virginia, LC. Mr. Sisisky has sole voting and investment power over the shares held by New Dominion of Virginia, LC.
(14)	Includes 34,043 shares held jointly with his spouse.
(15)	Messrs. Jones and Reed share voting and investment power over the shares held by BCP Fund LLC. This overlap in beneficial ownership has been eliminated in calculating the number of shares and percentage of the class held by our other directors, executive officers and other shareholders named in the table.
(16)	The business address of BCP Fund LLC is Suite 820, 2000 McKinney Avenue, Dallas, Texas 75201.
(17)

Under the terms of the investor rights agreement that each purchaser of shares of Xenith Corporation common stock in its June 2009 private offering was required to execute, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in its private offering agreed to vote their shares of the our common stock in favor of (a) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act with respect to us and (b) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of the outstanding voting capital stock of Xenith BankShares. They have also agreed to vote their shares of our common stock in favor of (1) removing the designee of BankCap Partners on our board of directors at the request of BankCap Partners and the election to our board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on our board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above. The members of the former Xenith Corporation shareholder voting group include BankCap Partners, Messrs. Jones, Layfield, McDonald, Merrick, Reed, Sisisky, Cottrell, Davis, O’Flaherty and Osgood and Ms. Garson. The address for the former Xenith Corporation shareholder voting group is One James Center, 901 East Cary Street, Suite 1700, Richmond, Virginia 23219.

DESCRIPTION OF CAPITAL STOCK

The following description briefly summarizes information about our capital stock. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our amended and restated articles of incorporation and our amended and restated bylaws, and the applicable provisions of Virginia law, the state in which we are incorporated. We urge you to read our amended and restated articles of incorporation and our amended and restated bylaws, which are exhibits to the registration statement that contains this prospectus.

Our authorized capital stock consists of 100 million shares of common stock, par value $1.00 per share, and 25 million shares of preferred stock, par value $1.00 per share. As of February 28, 2011, there were 5,846,928 shares of our common stock and no shares of our preferred stock outstanding. In addition, as of February 28, 2011, there were outstanding an aggregate of warrants and options to purchase 920,448 shares of our common stock. Upon the completion of this offering, we intend to grant an aggregate of 82,500 options to purchase shares of our common stock to certain of officers of Xenith Bankshares and the Bank and all of the non-employee directors of Xenith Bankshares and the Bank.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Our amended and restated articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of the outstanding shares of our common stock have the capacity to elect all of the members of our board of directors. Except as otherwise required by law or with respect to any outstanding class or series of our preferred stock, the holders of our common stock possess all voting power.

Under Virginia law, shareholder action is generally effective upon majority vote. Virginia law, however, requires the affirmative vote of more than two-thirds of the outstanding shares of common stock for amendments to a Virginia corporation’s articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, or a Virginia corporation’s liquidation, dissolution or winding up. As permitted by Virginia law, our amended and restated articles of incorporation only require the affirmative vote of a majority of all votes entitled to be cast for amendments to our amended and restated articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of our assets outside the usual and regular course of business, or our dissolution.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any of our preferred stock outstanding, holders of shares of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding-up.

Preemptive Rights

Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any of our unissued securities.

Miscellaneous

Holders of our common stock have no preferences or conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by us, and the holders of our common stock will not be liable for any of our liabilities.

Investor Rights Agreement

Voting Agreement

Under the terms of the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in its June 2009 private offering have agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to our board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act with respect to Xenith Bankshares and (2) one additional designee of BankCap Partners for election to our board of directors for so long as BankCap Partners and its affiliates own 25% or more of the outstanding shares of our voting capital stock of Xenith Bankshares. They have also agreed to vote their shares of our common stock in favor of (1) removing the designee of BankCap Partners on our board of directors at the request of BankCap Partners and the election to our board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on our board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above.

Registration Rights

In addition, under the investor rights agreement, each shareholder who purchased shares of Xenith Corporation common stock in its June 2009 private offering has certain registration rights with respect to such shares. Under the terms of the investor rights agreement, at any time after June 26, 2011, holders of our common stock who purchased 20% or more of the shares of Xenith Corporation common stock sold by Xenith Corporation in its June 2009 private offering, which were converted into shares of our common stock in the merger, referred to herein as institutional investors, and their permitted transferees, will have the right, subject to certain exceptions and conditions, to demand that we register the resale under the Securities Act of all or part of the shares of our common stock held by such institutional investor. We are not obligated to effect more than three such registrations or more than one such registration in any consecutive nine-month period, and as between the institutional investors, BankCap Partners has the sole and exclusive right to demand two such registrations and each other institutional investor has the sole and exclusive right to demand one such registration. BankCap Partners is our only institutional investor and the only shareholder to receive such right.

If an institutional investor demands such a registration, then we will notify all other holders of our common stock who purchased shares of Xenith Corporation common stock in its June 2009 private offering and each such holder will have the right to join the proposed registration and resale. The right to join the registration and resale may be limited if the managing underwriters advise us that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering. The shares will be included in the registration in the following order of priority:

•

first, the shares proposed to be offered by the institutional investors exercising their demand registration rights (subject to pro ration among institutional investors if all shares cannot be included);

•

second, the shares proposed to be sold by holders of our common stock that are a party to the registration rights agreement, other than institutional investors (subject to pro ration among such holders if all such shares cannot be included);

•	third, the shares we propose to sell, if any; and

•

fourth, shares proposed to be sold by other holders of our common stock that, by virtue of agreements with us other than the investor rights agreement, are entitled to include those shares in a registration effected pursuant to the investor rights agreement (subject to pro ration among such other holders if all such shares cannot be included).

We are not required to effect a demand registration under the investor rights agreement if (1) we receive the request for any such registration less than 90 days preceding the anticipated effective date of a proposed underwritten public offering of our common stock approved by our board of directors prior to our receipt of the request and in such event we are not required to effect any such requested registration until 120 days after the effective date of such proposed underwritten public offering, (2) within 90 days prior to any such request for registration, a registration of our securities has been effected in which holders of our common stock had the right to participate pursuant to the investor rights agreement or (3) our board of directors reasonably determines in good faith that effecting such a demand registration at such time would be seriously detrimental to us.

In addition, at any time after June 26, 2011, the holders of our common stock that are a party to the investor rights agreement will have the right to participate, subject to certain exceptions and conditions, in any underwritten public offerings of our common stock that we undertake, referred to herein as piggy-back offering rights. These piggy-back offering rights may be limited if the managing underwriters advise us that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering. The shares will be included in the registration in the following order of priority:

•	first, the shares we propose to sell;

•	second, the shares proposed to be sold by institutional investors (subject to pro ration among such institutional investors if all such shares cannot be included);

•

third, the shares proposed to be sold by holders of our common stock that are a party to the investor rights agreement, other than institutional investors (subject to pro ration among such holders if all such shares cannot be included); and

•

fourth, shares proposed to be sold by other holders of our common stock that, by virtue of agreements with us other than the investor rights agreement, are entitled to include those shares in a registration effected pursuant to the investor rights agreement (subject to pro ration among such other holders if all such shares cannot be included).

If we are eligible to use Form S-3 (or any successor form) for secondary sales, any institutional investor may request that we file a registration statement on Form S-3 (or any successor form) for a public resale of all or any portion of the shares of our common stock held by such institutional investor or that we take all steps necessary to include such shares in an eligible registration statement on Form S-3 that we have previously filed, provided that the reasonably anticipated aggregate price to the public of such shares will be at least $5,000,000. The institutional investor exercising this right may designate whether the particular offering will be a delayed or continuous offering. All other holders of our common stock will have the right to join the proposed registration and resale, subject to the same order of priority described for demand registrations above and subject to certain exceptions and conditions. There is no limitation on the total number of registrations on Form S-3; however, we shall not be obligated to effect more than one such registration in any consecutive nine-month period.

Except for transfer taxes relating to the sale of shares by a holder and any underwriting discounts or commissions applicable to the sale of shares by a holder, we will pay all expenses incident to the registration of shares by us and any holders pursuant to the investor rights agreement and to our performance of or compliance with the investor rights agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with state securities or blue sky laws, and reasonable fees and expenses of our counsel and a single counsel for all holders selling shares and all independent certified public accountants and other persons retained by us in connection therewith.

The rights and obligations under the investor rights agreement terminate as to any holder that is a party to the investor rights agreement when such holder no longer owns any shares of common stock.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board of directors may fix and determine the preferences, limitations and relative rights of each series of preferred stock issued. Because our board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	discouraging, delaying or preventing a change in control of us without further action by our shareholders.

We have no present plans to issue any shares of preferred stock.

Antitakeover Provisions of Our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Virginia Law

General

Our amended and restated articles of incorporation, amended and restated bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying or preventing a change of control of Xenith Bankshares by means of a tender offer, a proxy fight, open market purchases of shares of our common stock or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to coercive takeover practices and inadequate takeover bids. The existence of these provisions could prevent our shareholders from receiving a premium over the then prevailing market price of our common stock or a transaction that may otherwise be in the best interest of our shareholders. In addition, these provisions make it more difficult for our shareholders, should they choose to do so, to remove our board of directors or management.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Preferred Stock. Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “—Preferred Stock” above. Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management.

Board Vacancies; Removal. Virginia law and our amended and restated bylaws provide that any vacancy occurring on our board of directors may be filled by a majority of directors then in office, even if less than a quorum. Moreover, our amended and restated articles of incorporation provide that directors may be removed by the affirmative vote of a majority of our shareholders only for cause. These provisions may discourage, delay or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by that removal with its own nominees.

Shareholder Meetings. Under our amended and restated bylaws, only our Chairman of the Board, our President or a majority of our board of directors may call special meetings of shareholders. Our amended and restated bylaws also provide that shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Advance Notification of Shareholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of our board of directors, and shareholder proposals for business.

Shareholder Nominations. Our amended and restated bylaws provide that a shareholder entitled to vote for the election of directors may nominate persons for election to our board of directors by delivering written notice to our Corporate Secretary. With respect to an election to be held at an annual meeting of shareholders, our amended and restated bylaws require that such notice generally must be delivered not later than the close of business on the 120th day prior to the anniversary of the immediately preceding year’s annual meeting. The shareholder’s notice is required to include the following:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•

a representation that the shareholder is a holder of record of shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•

a description of all arrangements, understandings or relationships between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

•

such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by our board of directors and must include a consent signed by each such nominee to serve as a director of Xenith Bankshares if so elected;

•

a description (including the names of any counterparties) of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, hedging transactions and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, the shareholder and any other person on whose behalf the nomination is made, the effect or intent of which is to mitigate loss, manage risk or benefit resulting from share price changes of, or increase or decrease the voting power of the shareholder or any other person on whose behalf the nomination is made with respect to, shares of our common stock;

•

a description (including the names of any counterparties) of any agreement, arrangement or understanding with respect to such nomination between or among the shareholder or any other person on whose behalf the nomination is made and any of its affiliates or associates, and any others acting in concert with any of the foregoing; and

•

a representation that the shareholder will notify us in writing of any changes to the information provided pursuant to the items above that are in effect as of the record date for the relevant meeting.

Shareholder Proposals. In order for a shareholder to bring other business before a shareholder meeting, timely notice will have to be received by our Corporate Secretary within the time limits described under “—Shareholder Nominations” above. The shareholder’s notice is required to contain as to each matter of business the following:

•

a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, with respect to such business, and the reasons for conducting such business at the meeting;

•	the name and address of record of the shareholder proposing such business;

•	the class and number of shares of our common stock that are beneficially owned by the shareholder;

•	any material interest of the shareholder in such business;

•

a description (including the names of any counterparties) of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, hedging transactions and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, the shareholder and any other person on whose behalf the proposal is made, the effect or intent of which is to mitigate loss, manage risk or benefit resulting from share price changes of, or increase or decrease the voting power of the shareholder or any other person on whose behalf the proposal is made with respect to, shares of our common stock;

•

a description (including the names of any counterparties) of any agreement, arrangement or understanding with respect to such proposal between or among the shareholder or any other person on whose behalf the proposal is made and any of its affiliates or associates, and any others acting in concert with any of the foregoing; and

•

a representation that the shareholder will notify us in writing of any changes to the information provided pursuant to the items above that are in effect as of the record date for the relevant meeting.

Virginia Antitakeover Statutes

Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•

a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•

certain sales or other dispositions of our voting shares or any of our subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalizations that increases the percentage of outstanding voting shares, owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•

the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither our amended and restated

articles of incorporation nor our amended and restated bylaws contain a provision opting out of the Affiliated Transactions Statute. Therefore, the Affiliated Transactions Statute will apply to affiliated transactions between our company and an interested shareholder.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

As permitted by Virginia law, our board of directors has adopted a bylaw opting out of the Control Share Acquisitions Statute. Although our board of directors does not intend to do so, it could choose to amend or eliminate this provision in the future.

Limitation of Liability and Indemnification Matters

Our amended and restated articles of incorporation provide that no director or officer shall be liable to Xenith Bankshares or our shareholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or of any federal or state securities laws.

Our amended and restated articles of incorporation require us to indemnify any director or officer who was or is a party to a proceeding due to his or her status as a director or officer of Xenith Bankshares or who was or is serving at our request as a director, member, trustee, partner, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification covers all reasonable expenses incurred by any such director or officer. The board of directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, independent legal counsel appointed by the board of directors or the shareholders (excluding shares owned by or under the control of directors party to the proceeding), must determine that the director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law.

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Transfer Agent and Registrar

Registrar and Transfer Company is the transfer agent and registrar for our common stock.

Listing

Our common stock trades on The NASDAQ Capital Market under the symbol “XBKS.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 13,849,876 shares of our common stock outstanding on a fully-diluted basis, or 14,899,876 shares of our common stock outstanding on a fully-diluted basis if the underwriters’ over-allotment option is exercised in full. This amount includes an aggregate of outstanding warrants and options to purchase 1,002,948 shares of our common stock (including an aggregate of 82,500 of which will be issuable upon the exercise of options that we intend to grant to certain officers of Xenith Bankshares and the Bank and all of the non-employee directors of Xenith Bankshares and the Bank upon the completion of this offering).

A maximum of 766,731 shares of our common stock is available for future issuance in connection with awards under our Amended and Restated 2009 Stock Incentive Plan (an aggregate of 82,500 of which will be issuable upon the exercise of options that we intend to grant to certain officers of Xenith Bankshares and the Bank and all of the non-employee directors of Xenith Bankshares and the Bank upon the completion of this offering) and a maximum of 51,972 shares of our common stock is available for future issuance in connection with awards under our 2003 Stock Option Plan. We do not currently intend to grant additional awards under our 2003 Stock Option Plan.

Our common stock is currently thinly traded and has substantially less liquidity than the average trading market for many other publicly-traded financial institutions and other companies. Following this offering, an active trading market for our common stock may not develop or be maintained, and any such market may not be liquid. Moreover, shareholders may not be able to sell their shares of our common stock when desired, or at all, or in the amount or at the price they seek. Future issuances or resales of shares of our common stock, or the perception of future issuances or resales of shares of our common stock, could materially and adversely affect the prevailing market price of our common stock, and could impair our ability to raise capital through the sale of our common stock or equity-related securities in the future. See “Risk Factors—Risks Related to This Offering and Our Common Stock.”

The shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. All of shares of our common stock held by our affiliates are restricted securities as that term is defined in Rule 144. Restricted securities may be resold in the public market only if registered under the securities laws or if their resale qualifies for an exemption from registration under Rule 144, as described below.

Rule 144

In general, Rule 144 provides that if (1) one year has elapsed since the date of acquisition of shares of our common stock from us or any of our affiliates and (2) the holder is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding the proposed sale, such holder may resell such shares of our common stock in the public market under Rule 144(b)(1) without regard to the volume limitations, manner of sale provisions, current public information requirement or notice requirements under such rule. In general, Rule 144 also provides that if (1) six months have elapsed since the date of acquisition of shares of our common stock from us or any of our affiliates, (2) we have been a reporting company under the Exchange Act for at least 90 days and (3) the holder is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding the proposed sale, such holder may resell such shares of our common stock in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s current public information requirement but without regard to the volume limitations, manner of sale provisions or notice requirements under such rule.

In addition, under Rule 144, if (1) one year (or, subject to us being a reporting company under the Exchange Act for at least the preceding 90 days, six months) has elapsed since the date of acquisition of shares of our common stock from us or any of our affiliates and (2) the holder is an affiliate of ours or has been an affiliate of ours at any time during the three months preceding the proposed sale, such holder may resell such shares of our common stock in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s volume limitations, manner of sale provisions, current public information requirement and notice requirements.

Registration Rights

Under the investor rights agreement, at any time after June 26, 2011, BankCap Partners will have the right, subject to certain exceptions and conditions, to demand that we register the resale under the Securities Act of all of the 3,045,000 shares of our common stock that it currently owns and any additional shares of our common stock that it subsequently acquires. This right covers warrants to purchase 391,500 shares of our common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable, and any shares of our common stock that BankCap Partners purchases in this offering. If BankCap Partners makes such a demand, we are obligated to notify all other holders of our common stock who purchased shares of Xenith Corporation common stock in Xenith Corporation’s June 2009 private offering of BankCap Partners’ demand, and such holders will have the right, subject to certain exceptions and conditions, to join the proposed registration and resale. In addition, at any time after June 26, 2011, BankCap Partners and each shareholder who purchased shares of Xenith Corporation common stock in Xenith Corporation’s June 2009 private offering will have the right, subject to certain exceptions and conditions, to participate in any underwritten public offerings of common stock that we undertake. Registration of the resale of these shares under the Securities Act would result in the shares becoming freely tradable in the public market immediately upon the effectiveness of registration. See “Description of Capital Stock—Investor Rights Agreement—Registration Rights” for further information about the investor rights agreement.

Form S-8 Registration Statements

We have an effective registration statement on Form S-8 under the Securities Act registering 132,000 shares of our common stock out of a total of 137,500 shares issuable under our 2003 Stock Option Plan. Options to purchase 80,028 shares of our common stock are outstanding under this plan. As of February 28, 2011, 51,972 shares of our common stock remain available for issuance under this plan. In addition, we intend to file a registration statement on Form S-8 under the Securities Act after the completion of this offering for up to 1,043,391 shares of our common stock issuable under our Amended and Restated 2009 Stock Incentive Plan. Options to purchase 276,660 shares of our common stock have been granted under this plan and we intend to grant options to purchase an additional 82,500 shares of our common stock upon the completion of this offering under this plan. This registration statement is expected to become effective immediately upon filing. As a result, the shares received under our 2003 Stock Option Plan and our Amended and Restated 2009 Stock Incentive Plan (after the effectiveness of the registration statement on Form S-8 in the case of our Amended and Restated 2009 Stock Incentive Plan) will also be freely tradable in the public market, except for shares held by affiliates.

Lock-up Agreements

We, our directors and executive officers and BCP Fund LLC have agreed with the underwriters, subject to certain exceptions, not to (1) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities substantially similar to our common stock or any securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities substantially similar to our common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which we, our directors or executive officers or BCP Fund LLC now or hereafter have or may be deemed to have beneficial ownership in accordance with the rules and regulations of the SEC (the “Restricted Shares”) or (2) publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Sandler O’Neill & Partners, L.P., as representative of the underwriters. However, the foregoing restriction is expressly agreed to preclude hedging or other transaction or arrangement that is designed to, or that reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of the Restricted Shares, whether any such transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, even if such shares or other securities would be disposed of by someone other than us, our directors or executive officers or BCP Fund LLC. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Restricted Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Restricted Shares.

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 90-day lock-up period we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Sandler O’Neill & Partners, L.P., as the representative of the underwriters named below. We have entered into an underwriting agreement with the underwriters, dated                     , 2011. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Sandler O’Neill & Partners, L.P.
Stifel, Nicolaus & Company, Incorporated

Total:	7,000,000

The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to 1,050,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $             per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $             per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $859 thousand and are payable by us. We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement.

Directed Share Program. At our request, the underwriters have reserved for sale, at the public offering price set forth on the cover page of this prospectus, up to 5% of the shares of common stock offered by this prospectus for sale to certain of our directors and executive officers and to BankCap Partners. Although BankCap Partners has indicated that it intends to purchase $1.0 million of the shares of our common stock offered by this prospectus (estimated to be approximately 192,307 shares of our common stock based on an assumed public offering price of $5.20 per share, which was the last reported sale price of our common stock on The NASDAQ Capital Market on March 8, 2011), none of these persons has any obligation or made any commitment to purchase any shares in this offering and there can be no assurance as to the number of shares, if any, they may purchase in this offering. If any of these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Lock-up Agreements. We, our directors and executive officers and BCP Fund LLC have agreed with the underwriters, subject to certain exceptions, not to (1) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities substantially similar to our common stock or any securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities substantially similar to our common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which we, our directors or executive officers or BCP Fund LLC now or hereafter have or may be deemed to have beneficial ownership in accordance with the rules and regulations of the SEC (the “Restricted Shares”) or (2) publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Sandler O’Neill & Partners, L.P., as representative of the underwriters. However, the foregoing restriction is expressly agreed to preclude hedging or other transaction or arrangement that is designed to, or that reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of the Restricted Shares, whether any such transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, even if such shares or other securities would be disposed of by someone other than us, our directors or executive officers or BCP Fund LLC. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Restricted Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Restricted Shares.

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 90-day lock-up period we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Notwithstanding the foregoing, we may file one or more registration statements on Form S-8 under the Securities Act and issue, and grant options to purchase, shares of common stock under our existing employee benefit plans referred to in this prospectus without complying with the requirements of the lock-up agreement.

In addition, the restrictions described above will not apply to (1) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree in writing to be bound by the restrictions described in the preceding paragraph or (2) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that officer or director or his or her immediate family, provided that the trustee of the trust agrees in writing to be bound by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity. We and the Bank have agreed to jointly and severally indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering. In addition, the underwriters may impose penalty bids requiring a particular underwriter to repay the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making activity by participants in this offering. Passive market making may occur before the pricing of our offering or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s daily average trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making at any time.

Other. From time to time, the underwriters have provided, and may continue to provide, investment banking services to us and our affiliates in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Hunton & Williams LLP, Richmond, Virginia. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters. As of February 28, 2011, lawyers of Hunton & Williams LLP owned 30,450 shares of Xenith Bankshares common stock.

EXPERTS

The consolidated financial statements of Xenith Bankshares, Inc. and subsidiary as of December 31, 2010 and for the year ended December 31, 2010 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

The consolidated financial statements of Xenith Bankshares, Inc. and subsidiary as of December 31, 2009 and for Xenith Bankshares, Inc. and subsidiary for the year ended December 31, 2009 and First Bankshares, Inc. and subsidiary for the period January 1, 2009 through December 22, 2009, appearing in this prospectus have been so included in reliance on the report of Witt Mares, PLC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our filings with the SEC are available to the public through the SEC’s Internet site at http://www.sec.gov. Information about us is also available on our website at http://www.xenithbank.com. This URL and the SEC’s URL above are intended to be inactive textual references only. The information on, or that can be accessed through, the SEC’s website and our website is not part of, and is not incorporated into, this prospectus.

We have filed a registration statement covering our shares of common stock subject to this offering, of which this prospectus forms a part. This prospectus, however, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information concerning us and the securities we may offer and sell, you should read the entire registration statement and the exhibits to the registration statement. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Xenith Bankshares, Inc.

We have audited the accompanying consolidated balance sheet of Xenith Bankshares, Inc. and Subsidiary as of December 31, 2010, and the related consolidated statement of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2010. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xenith Bankshares, Inc. and Subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina

February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Xenith Bankshares, Inc. (the “Company”)

Richmond, Virginia

We have audited the accompanying consolidated balance sheet of Xenith Bankshares, Inc. and subsidiary as of December 31, 2009, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows of Xenith Bankshares, Inc. and subsidiary for the year ended December 31, 2009 and First Bankshares, Inc. and subsidiary for the period January 1, 2009 through December 22, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xenith Bankshares, Inc. and subsidiary as of December 31, 2009, and the results of operations and cash flows of Xenith Bankshares, Inc. and subsidiary for the year ended December 31, 2009 and First Bankshares, Inc. and subsidiary for the period January 1, 2009 through December 22, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Witt Mares, PLC

Norfolk, Virginia

March 31, 2010

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND DECEMBER 31, 2009

	(Successor)	(Successor)
	December 31, 2010	December 31, 2009
Assets
Cash and cash equivalents
Cash and due from banks	$10,744,982	$35,203,187
Federal funds sold	1,456,000	—

Total cash and cash equivalents	12,200,982	35,203,187
Securities available for sale, at fair value	58,889,563	36,846,737
Loans, net of allowance for loan and lease losses, 2010: $1,765,627; 2009: $0	151,379,974	102,049,697
Premises and equipment, net	6,449,809	6,980,689
Other real estate owned	1,484,606	463,700
Goodwill and other intangible assets, net	14,108,824	14,228,824
Accrued interest receivable	820,947	976,908
Other assets	5,866,704	4,840,961

Total assets	$251,201,409	$201,590,703

Liabilities and Shareholders’ Equity
Deposits
Demand and money market	$70,029,759	$22,316,474
Savings	3,461,390	3,295,930
Time	101,648,060	88,535,230

Total deposits	175,139,209	114,147,634
Accrued interest payable	454,105	505,297
Federal funds purchased and borrowed funds	25,000,000	31,260,151
Other liabilities	1,819,413	1,605,588

Total liabilities	202,412,727	147,518,670

Shareholders’ equity
Preferred stock, $1.00 par value, 25,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $1.00 par value, 100,000,000 shares authorized as of December 31, 2010 and 2009; 5,846,928 issued and outstanding as of December 31, 2010 and 2009	5,846,928	5,846,928
Additional paid-in capital	57,714,401	57,614,520
Accumulated deficit	(15,374,003)	(9,457,569)
Accumulated other comprehensive income, net of tax	601,356	68,154

Total shareholders’ equity	48,788,682	54,072,033

Total liabilities and shareholders’ equity	$251,201,409	$201,590,703

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009 AND

THE PERIOD ENDED DECEMBER 22, 2009

	(Successor)	(Successor)	(Predecessor)
	Xenith Bankshares, Inc. December 31, 2010	Xenith Bankshares, Inc. December 31, 2009	First Bankshares, Inc. December 22, 2009
Interest income
Interest and fees on loans	$8,662,174	$151,720	$6,275,815
Interest on securities	2,060,035	61,417	2,361,776
Interest on federal funds sold	37,968	—	2,226

Total interest income	10,760,177	213,137	8,639,817

Interest expense
Interest on deposits	1,115,335	42,307	2,728,654
Interest on time deposits of $100,000 and over	440,074	19,017	859,414
Interest on federal funds purchased and borrowed funds	611,385	20,748	606,702

Total interest expense	2,166,794	82,072	4,194,770

Net interest income	8,593,383	131,065	4,445,047
Provision for loan and lease losses	1,990,000	—	5,500,646

Net interest income (loss) after provision for loan losses	6,603,383	131,065	(1,055,599)

Noninterest income
Service charges on deposit accounts	152,254	4,431	260,132
Gains on sales of investments	107,615	—	232,161
Other	223,214	10,509	59,549

Total noninterest income	483,083	14,940	551,842

Noninterest expense
Compensation and benefits	7,132,251	2,616,012	2,495,355
Occupancy	1,374,599	1,025,333	592,345
FDIC insurance	288,630	12,626	247,934
Bank franchise taxes	278,866	317,083	145,477
Technology	1,263,032	268,388	284,935
Communications	222,836	113,583	36,793
Insurance	252,571	75,989	49,112
Professional fees	1,200,174	525,309	581,906
Merger-related expense	—	1,430,962	1,128,821
Travel	195,236	47,730	17,226
Supplies	150,789	29,646	47,758
Other expenses	643,916	83,588	394,342

Total noninterest expense	13,002,900	6,546,249	6,022,004

(Loss) before income tax expense	(5,916,434)	(6,400,244)	(6,525,761)
Income tax (benefit)	—	(131,400)	(2,218,800)

Net (loss)	(5,916,434)	(6,268,844)	(4,306,961)
Other comprehensive income:
Net unrealized gain (loss) on securities available for sale, net of tax	533,202	35,109	208,255

Comprehensive (loss) income	$(5,383,232)	$(6,233,735)	$(4,098,706)

Per share data (basic and diluted):	$(1.01)	$(2.76)	$(1.90)

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND THE

PERIOD ENDED DECEMBER 22, 2009

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Predecessor:
Balance—January 1, 2009	7,284,154	8,938,444	662,458	(175,210)	16,709,846

Net income	—	—	(4,306,961)	—	(4,306,961)
Change in net unrealized loss on available-for-sale securities, net of tax expense of $74,818	—	—	—	208,255	208,255

Balance—December 22, 2009	7,284,154	8,938,444	(3,644,503)	33,045	12,611,140

Successor:
Balance—January 1, 2009	—	4,295,300	(3,188,725)	—	1,106,575
Issuance of Xenith Corporation common shares in acquisition of First Bankshares	5,846,928	53,319,220	—	—	59,166,148
Net loss	—	—	(6,268,844)	—	(6,268,844)
Accumulated other comprehensive income	—	—	—	33,045	33,045
Change in net unrealized loss on available-for-sale securities, net of tax expense of $11,937	—	—	—	35,109	35,109

Balance—December 31, 2009	5,846,928	57,614,520	(9,457,569)	68,154	54,072,033

Net loss	—	—	(5,916,434)	—	(5,916,434)
Share-based compensation expense		99,881			99,881
Change in net unrealized loss on available-for-sale securities, net of tax expense of $0	—	—	—	533,202	533,202

Balance—December 31, 2010	$5,846,928	$57,714,401	$(15,374,003)	$601,356	$48,788,682

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND

THE PERIOD ENDED DECEMBER 22, 2009

	(Successor)	(Successor)	(Predecessor)
	Xenith Bankshares, Inc. December 31, 2010	Xenith Bankshares, Inc. December 31, 2009	First Bankshares, Inc. December 22, 2009
Cash flows from operating activities
Net (loss) income	$(5,916,434)	$(6,268,844)	$(4,306,961)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	1,080,319	507,381	314,472
Net amortization of securities available for sale	520,456	658	47,087
Accretion of acquisition accounting adjustments	(2,725,567)		—
Gains on sales of investments	(107,615)	—	(232,161)
Share-based compensation expense	99,881
Loss on sale of premises and equipment	—	—	7,898
Loss on sale of OREO	5,582	—	43,197
Unrealized loss on OREO	—	—	186,500
Provision for loan and lease losses	1,990,000	—	5,500,646
Loan (charge-offs) net of recoveries	(224,373)	—	(487,929)
Change in operating assets and liabilities
Accrued interest receivable	155,961	(8,117)	202,824
Deferred tax expense (benefit)	—	23,768	(2,434,245)
Other assets	(161,059)	(723,681)	103,208
Accrued interest payable	(51,192)	48,304	(434,704)
Other liabilities	213,825	(1,364,896)	417,900

Net cash (used in) provided by operating activities	(5,120,216)	(7,785,427)	(1,072,268)

Cash flows from investing activities
Proceeds from maturities and calls of securities available for sale	43,962,811	—	20,478,975
Purchase of securities	(65,888,254)	—	(3,475,000)
Net proceeds from sale of OREO	226,066	—	606,318
Proceeds from sale of premises and equipment	13,500	—	—
(Purchase) sale of FRB and FHLB stock	(861,750)	—	204,750
Net (increase) decrease in loans	(50,702,891)	678,396	5,519,686
Net purchases of premises and equipment	(442,895)	(592,254)	(52,523)

Net cash (used in) provided by investing activities	(73,693,413)	86,142	23,282,206

Cash flows from financing activities
Net increase (decrease) in demand and savings deposits	47,878,745	657,802	1,312,860
Net increase (decrease) in time deposits	14,192,830	322,531	(20,562,196)
Net (decrease) in federal funds purchased and borrowed funds	(6,260,151)	1,247,151	(5,997,972)
Cash proceeds from stock offering	—	43,286,000	—
Cash paid to shareholders for converted shares	—	(5,251,804)	—
Issuance of warrants	—	205,000	—
Cash acquired in merger	—	2,155,591	—

Net cash provided by (used in) financing activities	55,811,424	42,622,271	(25,247,308)

Net (decrease) increase in cash and cash equivalents	(23,002,205)	34,922,986	(3,037,370)
Cash and cash equivalents
Beginning of period	35,203,187	280,201	5,192,961

End of period	$12,200,982	$35,203,187	$2,155,591

Supplementary Disclosure of Cash Flow Information
Cash Payments for:
Interest	$3,297,986	$4,663,242	$—

Income Taxes	$—	$284,407	$—

Transfer of loans to foreclosed assets	$1,252,554	$435,635	$—

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Note 1—Organization

General

Xenith Bankshares, Inc. (“Xenith Bankshares” or “the company”) is the bank holding company for Xenith Bank (“the Bank”), a Virginia-based institution headquartered in Richmond, Virginia. The company, through the Bank, operates five full-service branches: one branch in Tysons Corner, Virginia, one branch in Richmond, Virginia, and three branches in Suffolk, Virginia. Xenith Bank presently operates under the trade name SuffolkFirst Bank at its locations in Suffolk, Virginia.

Background

First Bankshares, Inc. (“First Bankshares”) was incorporated in Virginia on March 4, 2008, and was the holding company for SuffolkFirst Bank, a community bank founded in the City of Suffolk, Virginia in 2002.

On December 22, 2009, First Bankshares and Xenith Corporation completed the merger of Xenith Corporation with and into First Bankshares (“the merger”), with First Bankshares being the surviving entity in the merger. The merger was completed in accordance with the terms of an agreement of merger and related plan, dated May 12, 2009 as amended (collectively “the merger agreement”). At the effective time of the merger, First Bankshares amended its articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. In addition, following the completion of the merger, SuffolkFirst Bank, a wholly-owned subsidiary of the combined company, changed its name to Xenith Bank.

Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009 in the consolidated financial statements of Xenith Bankshares. The merger was accounted for applying the acquisition method of accounting.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business, and had no substantial operations. Accordingly, since Xenith Corporation’s operating activities prior to the merger were insignificant relative to those of First Bankshares, management believes that First Bankshares is the company’s predecessor. Management reached this conclusion based upon an evaluation of facts and circumstances, including the historical life of First Bankshares, the historical level of operations of First Bankshares, the purchase price paid for First Bankshares and the fact that the combined company’s operations, revenues and expenses after the merger are most similar in all respects to those of First Bankshares’ historical periods.

Accordingly, the consolidated statements of operations and comprehensive income (loss) and cash flows of First Bankshares (the predecessor) for the period ended December 22, 2009 have been presented. No adjustments are needed to the amounts for First Bankshares (the predecessor) to comply with Article 11 of Regulation S-K, as purchase accounting adjustments impacting the statements of operations are deemed to be immaterial or not applicable. Due to the adjustments to the basis of assets and liabilities as a result of applying the acquisition method of accounting, the financial statements of Xenith Bankshares (the successor) and First Bankshares (the predecessor) are not directly comparable.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements as of December 31, 2010 and 2009 include the accounts of Xenith Bankshares and its wholly-owned subsidiary, Xenith Bank. The consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2009 for Xenith Bankshares includes the accounts of Xenith Corporation (formerly Xenith Bank [In Organization]) for the period from January 1 through December 22, 2009 and the accounts of the combined entity for the period from December 23, 2009 through December 31, 2009. The consolidated statement of operations and comprehensive income (loss) for the period January 1 through December 22, 2009 for First Bankshares includes the accounts of First Bankshares and its wholly-owned subsidiary, SuffolkFirst Bank. All significant intercompany accounts have been eliminated.

Reclassifications

Certain amounts reported in prior years’ consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no effect on previously reported assets, liabilities, shareholders’ equity, net income (loss) or cash flows from operations.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as, the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for the Merger

The merger was treated as a reverse acquisition for accounting purposes. Therefore, the merger was accounted for using the acquisition method of accounting, and accordingly, the assets acquired and liabilities assumed of First Bankshares were recognized at fair value on the date of the merger, with Xenith Corporation being treated as the acquirer.

In a reverse acquisition, fair value of the consideration transferred is based on the number of shares Xenith Corporation would have had to issue to give the owners of First Bankshares the same percentage equity interest in the combined entity that resulted from the merger. Cash consideration is also included. The merger agreement provided for consideration of $9.23 per share paid in cash based on elections by the First Bankshares shareholders, subject to pro-ration since aggregate cash elections exceeded 25% of shares outstanding (the maximum allowed per the merger agreement) immediately prior to the effective time of the merger.

As a result of the merger, the shareholders of Xenith Corporation as of the merger date owned 73.2% of Xenith Bankshares, and the shareholders of First Bankshares as of the merger date owned the remaining 26.8% of Xenith Bankshares.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Cash and cash equivalents

The company considers all highly-liquid debt instruments with original maturities, or maturities when purchased, of three months or less to be cash equivalents. Cash and cash equivalents include cash, due from banks, federal funds sold and short-term debt securities.

Securities

Marketable securities are classified into three categories:

1.	debt securities that the company has the positive intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost;

2.	debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” and reported at fair value, with unrealized gains and losses included in net income; and

3.	debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from net income (loss). Such unrealized gains and losses are reported in other comprehensive income, net of tax, and as a separate component of shareholders’ equity, net of tax.

The company holds no trading securities or held-to-maturity securities. Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains or losses on disposition of securities are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to net income, resulting in the establishment of a new cost basis for the security.

Equity Securities Restricted

As a member of the Federal Home Loan Bank (the “FHLB”), the Bank is required to own shares of FHLB capital stock in an amount equal to at least 0.20% of total assets plus 4.50% of any outstanding advances.

As a member of the Federal Reserve, the Bank is required to own shares of Federal Reserve stock in an amount equal to 6.0% of total common stock and capital surplus. FHLB stock and Federal Reserve stock are carried at cost.

As of December 31, 2010 and 2009, the Bank had $3.1 million and $2.2 million, respectively, in FHLB and Federal Reserve stock which is included in other assets on the company’s consolidated balance sheets.

Loans

Loans are carried at their principal amount outstanding plus or minus unamortized fair value adjustments for acquired loans. Interest income is recorded as earned on an accrual basis. The accrual of interest income is discontinued when a loan is greater than 90 days past due as to interest or principal. Subsequent cash receipts are applied to principal until the loan is in compliance. Loan origination fees, net of origination costs, are deferred and recognized as an adjustment to the yield (interest income) of the related loans. The company uses the allowance method in providing for possible loan losses. Loans that are deemed impaired at acquisition, due to a decline in credit quality since origination, are accounted for using the cost recovery method, as an appropriate accretable yield cannot be determined.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Management considers loans to be impaired when, based on current information and events, it is probable that the company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management’s judgments include, but are not limited to, payment history, source of repayment and value of any collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and non-accrual reports, internally generated lists of certain risk ratings, loan review and regulatory examinations. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. All non-performing loans are considered to be impaired loans. All cash receipts are applied to principal after any loan becomes non-performing. As of December 31, 2010 and 2009, the company had $2.8 million and $4.1 million, respectively, of impaired loans, net of merger date fair value adjustments of $1.4 million and $3.6 million, respectively. Impaired loans represent 1.9% and 4.1% at December 31, 2010 and 2009, respectively, of total loans.

Allowance for Loan Lease Losses

The company’s allowance for loan and lease losses consists of (1) a component for individual loan impairment recognized and measured pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 310, “Accounting by Creditors for Impairment of a Loan,” and (2) components of collective loan impairment recognized pursuant to FASB ASC Topic 450, “Accounting for Contingencies.” Specific reserves are recorded for individually impaired loans pursuant to Topic 310. A loan is impaired when, based on current information and events, it is probable that all amounts due (interest as well as principal) according to the contractual terms of the loan agreement will be uncollectible.

The allowance for loan and lease losses is based on management’s periodic evaluation of the loan portfolio. This evaluation is a combination of quantitative and qualitative analysis. Quantitative factors include loss history for similar types of loans, as well as loss history from banks in Virginia and across the country. In evaluating the loan portfolio, management considers qualitative factors, including general economic conditions, nationally, regionally and in the company’s target markets, and the values of collateral. These quantitative and qualitative factors and estimates may be subject to significant change. Increases to the allowance for loan and lease losses are made by charges to the provision for loan losses, which is reflected in the consolidated statements of operations and comprehensive income (loss). Loans deemed to be uncollectible are charged against the allowance for loan and lease losses at the time of determination, and recoveries of previously charged-off amounts are credited to the allowance for loan and lease losses.

In assessing the adequacy of the allowance for loan and lease losses, the company evaluates loan risk ratings. Each loan is assigned two “risk ratings” at origination. One risk rating is based on management’s assessment of the borrower’s financial capacity and the other is based on the assessment of the quality of collateral. In addition to risk ratings, management considers internal observable data related to trends within the loan portfolio, such as concentrations, aging of the portfolio, changes to policies, and external observable data such as industry and general economic trends.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the company’s allowance for loan and lease losses. Such agencies may require the company to recognize additions to the allowance for loan and lease losses based on their judgments of information available to them at the time of their examination.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

As of December 22, 2009, prior to the merger, the allowance for loan and lease losses was $6.7 million and reflected a provision expense of $5.5 million for the period January 1 through December 22, 2009. Immediately following the merger, the allowance for loan and lease losses was reduced to $0 due to adjustments attributable to the acquisition method of accounting.

Premises, Equipment and Depreciation

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation or amortization. Premises and equipment acquired pursuant to a business combination are recorded at fair value. Depreciation is calculated over the estimated useful lives of the respective assets on a straight-line basis. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is not subject to depreciation. Maintenance and repairs are charged to expense as incurred. The costs of major additions and improvements are capitalized and depreciated over their estimated useful lives as follows:

Building and improvements	5 to 40 years
Equipment, furniture and fixtures	3 to 20 years

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs of disposal, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and, if required, the carrying amount of the assets are adjusted to the lower of carrying amount or the fair value less cost to sell. Revenue and expenses from operations and changes in the valuation of other real estate owned are included in net income (loss).

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the identifiable net assets acquired. Goodwill is tested at least annually for impairment, which requires as a first step the comparison of the fair value of each reporting unit to its carrying value. If the fair value is determined to be less than the carrying value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. The resultant impairment, if any, is charged to net income. Management has concluded that none of its recorded goodwill is impaired as of the testing date, which was October 31, 2010.

Other intangible assets, which include core deposit intangibles, are acquired through purchase or business combinations and are stated at fair value at the acquisition date. Intangible assets are amortized over their estimated useful life. The company’s other intangible assets consist of core deposit intangibles which are being amortized on a straight-line basis over ten years. The company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of other intangible assets may be impaired.

Operating Leases

The company has operating leases for four of its locations. The lease agreements for certain locations contain rent escalation clauses, rent holidays and leasehold improvement allowances. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, and leasehold improvement allowances received are recognized on a straight-line basis over the terms of the leases in occupancy expense. Liabilities related to the difference between actual payments and the straight-lining of rent are recorded in other liabilities on the consolidated balance sheets.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Income Taxes

The company computes its income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are evaluated for recoverability, and a valuation allowance is provided until it is more likely than not that these tax benefits will be realized. Any estimated tax exposure items identified would be considered in a tax contingency reserve. Changes in any tax contingency reserve would be based on specific developments, events or transactions.

Share-based compensation

The company accounts for share-based compensation awards at the estimated fair value at the grant date of the award, and compensation expense for the grant-date fair value of the award is recognized over the vesting period of the award for awards expected to vest on a straight-line basis.

Note 3—Business Combination

On December 22, 2009, First Bankshares and Xenith Corporation completed the merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity in the merger.

Pursuant to the terms of the merger agreement, First Bankshares shareholders were entitled to elect to retain their shares of First Bankshares common stock or to receive $9.23 in cash per share for some or all of their shares of First Bankshares common stock, subject to proration in the event the aggregate cash elections exceeded 569,074 shares (or 25% of shares outstanding immediately prior to the effective time of the merger). As of 5:00 p.m., Eastern Time, on October 15, 2009, the deadline for First Bankshares shareholders to elect to receive cash for some or all of their shares of First Bankshares common stock, First Bankshares had received aggregate cash elections with respect to 1,165,311 shares of First Bankshares common stock, representing approximately 51.2% of the shares of First Bankshares common stock outstanding immediately prior to the effective time of the merger.

As a result of aggregate cash elections exceeding 569,074 shares, the cash elections were reduced proportionally and each cash election share that was not converted into the right to receive $9.23 in cash and each share of First Bankshares common stock for which a cash election was not made represented one share of Xenith Bankshares common stock immediately following the effective time of the merger.

Pursuant to the terms of the merger agreement, each share of Xenith Corporation common stock outstanding immediately prior to the effective time of the merger was cancelled and converted automatically into the right to receive 0.8700 shares of Xenith Bankshares common stock (“the exchange ratio”). Based on the exchange ratio, an aggregate of 4,139,704 shares of Xenith Bankshares common stock were issued to the former shareholders of Xenith Corporation in exchange for their shares of Xenith Corporation common stock with fractional shares being cashed out in the merger.

Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. The merger is accounted for under the acquisition method of accounting in accordance with FASB ASC Topic 805, and accordingly, the assets and liabilities of First Bankshares were recorded at their fair value on December 22, 2009 in the consolidated balance sheet of Xenith Bankshares. The merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

An initial allocation of the merger consideration resulted in the company recording goodwill of $9.4 million. In connection with the filing of its 2009 tax returns during the quarter ended September 30, 2010, the company evaluated its consolidated tax positions which were initially estimated in connection with applying the acquisition method of accounting for the merger. As required by acquisition accounting rules, pursuant to FASB ASC Topic 805, the company has retroactively revised its tax accounts and goodwill recorded in connection with the merger as of December 31, 2009.

Xenith Corporation and First Bankshares merged to create an institution positioned to compete with the larger, more established super-regional and national banks, as well as the smaller, locally-managed community banks throughout our target markets. The resulting goodwill effectively represents the value expected to be realized through the merger.

The consideration paid for First Bankshares and the amounts of acquired identifiable assets and liabilities assumed as of the merger date were as follows:

Costs to acquire First Bankshares:
Issuance of Xenith Corporation common stock	$15,758,196
Cash consideration paid	5,251,804

Total consideration to acquire First Bankshares	$21,010,000

First Bankshares’ net assets at fair value:
First Bankshares shareholders’ equity at December 22, 2009	12,611,140
Adjustments to reflect assets acquired at fair value:
Interest rate on loans	(900,000)
Other real estate owned	(100,000)
Premises and equipment	(500,000)
Core deposit intangibles	1,240,000
Net valuation allowance of deferred tax assets	(2,067,065)
Adjustments to reflect liabilities acquired at fair value:
Interest-bearing deposits	(2,132,000)
Other	(130,899)

Adjusted identifiable net assets acquired	$8,021,176

Total goodwill resulting from merger	$12,988,824

The carrying amount of acquired loans immediately prior to the merger consisted of purchased performing loans and purchased impaired loans as detailed in the following table:

	Purchased Performing Loans	Purchased Impaired Loans	Total Loans
Commercial real estate	$33,769,776	$6,505,422	$40,275,198
Commercial and industrial	44,103,955	1,058,477	45,162,432
Residential real estate	22,530,239	146,601	22,676,840
Consumer	1,556,784	—	1,556,784
Overdrafts	18,711	—	18,711

Total loans	$101,979,465	$7,710,500	$109,689,965

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following table presents the purchased loans receivable at the date of merger and the fair value adjustment recorded immediately following the merger:

	Purchased Performing Loans	Purchased Impaired Loans	Total Loans
Contractually required principal payments receivable	$101,979,465	$7,710,500	$109,689,965
Fair value adjustment for credit and interest rates	(4,071,024)	(3,569,244)	(7,640,268)

Fair value of purchased loans receivable	$97,908,441	$4,141,256	$102,049,697

The fair value adjustment at merger was comprised of a credit and interest rate adjustment of $7.6 million. The remaining fair value adjustment for credit and interest rates as of December 31, 2010 was $3.8 million.

The outstanding balance of purchased loans identified as impaired at the merger date that remains outstanding as of December 31, 2010 was $3.2 million.

Note 4—Restrictions of Cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements for the weeks including December 31, 2010 and December 31, 2009 were $460 thousand and $381 thousand, respectively.

Note 5—Securities

The following tables present the book value and fair value of securities for the dates stated:

	December 31, 2010 (Successor)
		Gross Unrealized
	Book Value	Gains	(Losses)	Fair Value
Securities available for sale:
Mortgage-backed securities
—Fixed rate	$43,445,430	$298,429	—	$43,743,859
—Variable rate	5,034,406	237,236	—	5,271,642
Collateralized mortgage obligations	7,555,277	85,785	—	7,641,062
Trust preferred securities	2,253,094	—	$(20,094)	2,233,000

Total securities available for sale	$58,288,207	$621,450	$(20,094)	$58,889,563

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

	December 31, 2009 (Successor)
		Gross Unrealized
	Book Value	Gains	(Losses)	Fair Value
Securities available for sale:
U.S. agencies	$17,700,601	$116,508	$(6,667)	$17,810,442
Mortgage-backed securities
—Fixed rate	4,983,564	37,086	(20,540)	5,000,110
—Variable rate	7,102,185	64,279	(6,174)	7,160,290
Municipals
—Taxable	2,111,980	—	(38,700)	2,073,280
—Tax exempt	535,600	—	(985)	534,615
Trust preferred securities	4,262,500	5,500	—	4,268,000

Total securities available for sale	$36,696,430	$223,373	$(73,066)	$36,846,737

At December 31, 2010 and 2009, the company had securities with a fair value of $26.8 million and $20.7 million, respectively, pledged as collateral against borrowings and public deposits.

The following tables present the book value and fair value of securities for which the book value exceeded 10% of shareholders’ equity as of the date stated:

	December 31, 2010 (Successor)
	Book Value	Fair Value	Book Value as a Percentage of Shareholders’ Equity
Collateralized Mortgage Obligations
—Government National Mortage Association	$5,162,921	$5,180,273	10.58%
Mortgage-backed securities
—Federal National Mortgage Association	36,240,122	36,478,962	74.28%
—Federal Home Loan Mortgage Corporation	12,050,620	12,342,438	24.70%

The following tables present fair values and the related unrealized losses in the company’s securities portfolio, with the information aggregated by investment category and by the length of time that individual securities have been in continuous unrealized loss positions, as of the dates stated:

	December 31, 2010 (Successor)
	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities
—Variable rate	$10,300,772	$(232,398)	$—	$—	$10,300,772	$(232,398)
Collateralized Mortgage
Obligations	2,708,533	(44,738)	—	—	2,708,533	(44,738)
Trust preferred securities	2,233,000	(20,094)	—	—	2,233,000	(20,094)

Total securities	$15,242,305	$(297,230)	$—	$—	$15,242,305	$(297,230)

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

	December 31, 2009 (Successor)
	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S Agencies	$15,763,328	$(236,672)	$—	$—	$15,763,328	$(236,672)
Mortgage-backed securities
—Variable rate	54,115	(184)	—	—	54,115	(184)
Trust preferred securities	—	—	4,268,000	(254,787)	4,268,000	(254,787)

Total securities	$15,817,443	$(236,856)	$4,268,000	$(254,787)	$20,085,443	$(491,643)

At December 31, 2010, the company held interests in two trust preferred securities with an aggregate book value of $2.3 million (fair value of $2.2 million). Of this total, one of the trust preferred securities in the amount of $1.1 million (book and fair value) had a split rating of Baa3 by Moody’s Investors Service, Inc. and BB+ by Standard and Poor’s Rating Services. All other securities are investment grade. The unrealized loss positions at December 31, 2010 were directly related to interest rate movements and management believes there is minimal credit risk exposure in these investments. There is no intent to sell investments that are in an unrealized loss position at December 31, 2010, and it is more likely than not that the company will not be required to sell these investments before a recovery of unrealized losses; therefore, management does not consider these investments to be other-than-temporarily impaired at December 31, 2010, and no impairment has been recognized.

Note 6—Loans

The following table presents the company’s composition of loans, net of capitalized origination costs and unearned income, in dollar amounts and as a percentage of total loans, as of the dates stated:

	(Successor)		(Successor)
	December 31, 2010		December 31, 2009
	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$68,045,194	44.43%	$43,467,134	42.59%
Commercial real estate	57,035,207	37.24%	34,978,917	34.28%
Residential real estate	23,337,126	15.24%	22,061,275	21.62%
Consumer	4,714,520	3.08%	1,523,660	1.49%
Overdrafts	13,554	0.01%	18,711	0.02%

Total loans	153,145,601	100.00%	102,049,697	100.00%
Allowance for loan and lease losses	(1,765,627)		—

Total loans, net of allowance for loan and lease losses	$151,379,974		$102,049,697

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following table presents the company’s loans by regulatory risk ratings classification and by loan type as of the dates stated. As defined by the Federal Reserve, “special mention” loans are defined as having potential weaknesses that deserve management’s close attention; “substandard” loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any; and “doubtful” loans have all the weaknesses inherent in substandard loans, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans not categorized as special mention, substandard, or doubtful are classified as “pass”.

	(Successor) December 31, 2010
	Pass	Special Mention	Substandard	Doubtful	Total Loans
Commercial and industrial	$63,742,962	$2,028,628	$1,901,769	$371,835	$68,045,194
Commercial real estate	45,466,492	6,290,171	4,738,857	539,687	57,035,207
Residential real estate	22,687,472	505,861	143,793	—	23,337,126
Consumer	4,633,658	80,862	—	—	4,714,520
Overdrafts	13,554	—	—	—	13,554

Total loans	$136,544,138	$8,905,522	$6,784,419	$911,522	$153,145,601

	(Successor) December 31, 2009
	Pass	Special Mention	Substandard	Doubtful	Total Loans
Commercial and industrial	$40,278,162	$960,030	$1,796,234	$432,708	$43,467,134
Commercial real estate	25,469,911	5,419,304	3,679,720	409,982	34,978,917
Residential real estate	21,361,669	431,756	267,850	—	22,061,275
Consumer	1,497,208	21,047	3,997	1,408	1,523,660
Overdrafts	18,711	—	—	—	18,711

Total loans	$88,625,661	$6,832,137	$5,747,801	$844,098	$102,049,697

The following table presents the allowance for loan and lease losses and the amount independently and collectively evaluated for impairment by loan type and loans in each category to total loans as of the dates stated. The allowance for loan and lease losses at December 22, 2009, the merger date, was $6.7 million. Immediately following the merger, the allowance was reduced to $0 due to adjustments attributable to the acquisition method of accounting. No additional provision was recorded for the period December 23, 2009 through December 31, 2009.

	December 31, 2010 (Successor)
	Amount	Individually Evaluated for Impairment	Collectively Evaluated for Impairment
Balance at end of period applicable to:
Commercial and industrial	$469,640	$—	$469,640
Commercial real estate	1,105,898	360,000	745,898
Residential real estate	163,675	—	163,675
Consumer	26,414	—	26,414

Total allowance for loan losses	$1,765,627	$360,000	$1,405,627

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following table presents the allowance for loan and lease loss activity, by loan category, as of the dates stated.

	(Successor) December 31, 2010	(Successor) December 31, 2009
Balance at beginning of period	$—	$1,687,283
Charge-offs:
Commercial and industrial	—	187,065
Commercial real estate	200,000	133,267
Residential real estate	51,913	214,352
Consumer	606	4,953
Overdrafts	15,591	—

Total charge-offs	268,110	539,637

Recoveries:
Commercial and industrial	—	31,644
Commercial real estate	43,000	18,954
Residential real estate	140	—
Consumer	—	1,110
Overdrafts	597	—

Total recoveries	43,737	51,708

Net charge-offs	224,373	487,929

Allowance, net of charge-offs and recoveries	(224,373)	1,199,354
Additions to the allowance for loan and lease losses	1,990,000	5,500,646

Allowance after additions	1,765,627	6,700,000
Acquisition fair value adjustment	—	(6,700,000)

Balance at end of period	$1,765,627	$—

The following table presents non-accrual loans and other real estate owned as of the dates stated. As of December 31, 2010, there were no loans past due 90 days or more for which interest is accruing.

	(Successor) December 31, 2010	(Successor) December 31, 2009
Commercial and industrial	$389,204	912,960
Commercial real estate	2,449,318	3,216,621
Residential real estate	—	—
Consumer	3,031	—

Non-accrual loans	$2,841,553	$4,129,581
Other real estate owned	1,484,606	463,700

Total nonperforming assets	$4,326,159	$4,593,281

As of December 31, 2010, the company had $1.6 million in loans which were past due 30 to 89 days and $2.8 million past due 90 days or more (non-accrual loans). As of December 31, 2009, the company had $941 thousand in loans past due 30 to 89 days and $4.1 million past due 90 days or more (non-accrual loans). During 2010, one loan in the purchased performing portfolio was determined to be impaired, in the amount of $909 thousand, for which an allowance of $110 thousand has been provided.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Note 7—Related Parties

Both the company’s and the Bank’s officers and directors and their related interests have various types of loans with the Bank. At December 31, 2010 and 2009, the total of these related-party loans outstanding were $2.3 million and $1.8 million, respectively. New loans to officers and directors in 2010 and 2009 totaled $880 thousand and $654 thousand, respectively, and repayments in 2010 and 2009 amounted to $280 thousand and $4.1 million, respectively. Such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Deposits of officers and directors as of December 31, 2010 and 2009 represent $1.8 million and $1.3 million, respectively.

In July, 2008, Xenith Bank [In Organization] entered into a licensing and administrative support agreement with an affiliate of BankCap Partners Fund, referred to herein as the licensor, pursuant to which the licensor granted Xenith Bank [In Organization] a sublicense to use and otherwise access an extensive library of intellectual property that the licensor licenses from a third-party licensor. Xenith Corporation succeeded to the interests of Xenith Bank [In Organization]. The company assumed the rights and obligations of Xenith Corporation under the licensing and administrative support agreement by operation of law at the effective time of the merger and immediately transferred all of our rights and interests under the licensing and administrative support agreement to the Bank under an assignment and assumption agreement. Under the licensing and administrative support agreement, as amended, the licensor also provides certain administrative support services, including (1) ongoing support and administrative updates with respect to the licensed materials, (2) coordinating communications relating to bank management best practices, (3) financial modeling, peer group formation, analysis and benchmarking, (4) performing market research on significant intra-market competitors, and (5) providing input on capital raising strategies. The term of the sublicense is perpetual. The administrative support services terminated in accordance with the terms of the agreement on December 22, 2010. Xenith Corporation paid the licensor a total fee of $600,000 for the license and administrative support services upon the completion of the merger. Of this amount, $280 thousand was related to the issuance of capital in 2009 and $320 thousand is included in non-interest expense in the year ended December 31, 2010.

In addition, Xenith Corporation reimbursed BankCap Partners for certain direct and adequately documented expenses it incurred on behalf of Xenith Corporation including, but not limited to, legal, professional recruiting and travel expenses. Amounts for these expenses reimbursed to BankCap Partners in the year ended December 31, 2009 were $197 thousand. For the year ended December 31, 2010, the company reimbursed BankCap Partners $17 thousand for travel expenses.

Note 8—Goodwill and Other Intangible Assets

As part of the purchase price allocation for the acquisition of First Bankshares on December 22, 2009, the company recorded $13.0 million in goodwill and $1.2 million of core deposit intangibles. In accordance with the FASB ASC Topic 350, goodwill is not amortized, but is tested at least annually for impairment and more frequently if impairment indicators are evident. Core deposit intangible assets are being amortized over a ten-year period.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following table presents goodwill and other intangible assets as of the dates stated:

	(Successor) December 31, 2010	(Successor) December 31, 2009
Amortizable core deposit intangibles:
Gross carrying value	$1,240,000	$1,240,000
Accumulated amortization	(120,000)	—

Net carrying value	$1,120,000	$1,240,000

Unamortizable goodwill:
Carrying value	$12,988,824	$12,988,824

Total goodwill and other intangible assets, net	$14,108,824	$14,228,824

Note 9—Premises and Equipment

The following table presents premises and equipment as of the dates stated:

	(Successor) December 31, 2010	(Successor) December 31, 2009
Land	$1,039,500	$1,139,500
Building and leasehold improvements	4,415,310	4,310,950
Equipment, furniture and fixtures	3,548,692	3,110,122
Vehicles	64,214	93,213

Total premises and equipment	9,067,716	8,653,785
Less: accumulated depreciation	(2,617,907)	(1,673,096)

Premises and equipment, net	$6,449,808	$6,980,689

Depreciation and amortization expense related to premises and equipment for the years ended December 31, 2010 and 2009, and the period January 1 through December 22, 2009, was $960 thousand, $338 thousand and $24 thousand, respectively.

Note 10—Deposits

The following table presents a summary of deposit accounts as of the dates stated:

	(Successor) December 31, 2010	(Successor) December 31, 2009
Noninterest-bearing demand deposits	$22,800,134	$14,646,206
Interest-bearing:
Demand and money market	47,229,625	7,670,269
Savings deposits	3,461,390	3,295,930
Time deposits of $100,000 or more	47,515,788	37,127,448
Other time deposits	54,132,272	51,407,781

Total deposits	$175,139,209	$114,147,634

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following table presents time deposit accounts by year of maturity for the next five years and thereafter as of December 31, 2010:

	Total	Weighted Average Rate
2011	$60,982,247	1.68%
2012	21,929,017	2.86%
2013	7,100,004	2.30%
2014	2,620,123	2.68%
2015	8,303,446	2.88%
thereafter	713,223	2.65%

Total time deposits	$101,648,060

Note 11—Borrowings

Short-term borrowing sources include federal funds purchased and a $5.0 million credit line with the Bank’s correspondent bank. The Bank also has a secured facility with the FHLB, under which total credit availability is equal to 30% of total assets. At December 31, 2010 and 2009, the Bank had federal funds purchased of $0 and $1.6 million and short-term FHLB borrowings of $0 and $4.7 million, respectively.

The Bank also has an uncommitted line of credit by a national bank to borrow federal funds up to $5.0 million on an unsecured basis. The line of credit is not a confirmed line or loan and terminates on August 31, 2011, if not cancelled earlier. There have been no amounts borrowed under this uncommitted line of credit.

Interest on federal funds purchased is paid on a daily basis. Interest only is payable on a monthly basis on FHLB borrowings until maturity.

At December 31, 2010 and 2009, the Bank had long-term FHLB borrowings of $25.0 million. Interest is payable on a monthly basis on fixed-rate borrowings and on a quarterly basis on convertible borrowings until maturity. The following table presents terms of FHLB long-term borrowings as of December 31, 2010:

Maturity Date	Type	Interest Rate	Balance
March 4, 2011	Fixed rate	2.07%	$5,000,000
January 25, 2013	Fixed rate	2.495%	20,000,000

The borrowings are collateralized by whole loans and a portion of pledged securities.

Note 12—Income Taxes

The provision for income taxes is based upon the results of operations, adjusted for the effect of certain tax-exempt income and non-deductible expenses. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes resulting in temporary differences. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit.

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities. These differences will result in deductible or taxable amounts in a future year(s) when the reported amounts of assets or liabilities are recovered or settled. Deferred tax assets and liabilities are stated at tax rates expected to be in effect in the year(s) the differences reverse.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

At December 31, 2010, net deferred tax assets are $7.0 million, for which a full valuation allowance is recorded, based primarily on the fact that the company experienced cumulative losses over the past three years. Future realization of the tax benefit of existing deductible temporary differences and net operating losses which are carried forward is dependent on the company generating sufficient future taxable income. The statutory carryforward period for net operating losses under current law is 20 years. Estimated net operating losses available for carryforward at December 31, 2010 are $7.8 million, which would expire, if not utilized, in 2030.

The following table presents the components of the net deferred tax and the valuation allowance as of the date stated:

	(Successor) December 31, 2010	(Successor) December 31, 2009
Deferred tax assets
Allowance for loan losses	$600,313	$—
Start up costs	2,295,916	2,459,910
Acquisition accounting adjustments	1,681,866	3,091,280
Incentives related to leases	125,117	124,596
Accrued sick leave	34,324	44,506
Other miscellaneous tax assets	47,546	4,000
Net operating loss carryforward	2,659,911	—

Gross deferred tax assets	7,444,993	5,724,291

Deferred tax liabilities
Depreciation	164,726	190,145
Unearned loan costs in excess of loan fees	66,086	40,039
Unrealized gains on available-for-sale securities	204,461	35,038

Gross deferred tax liabilities	435,273	265,221

Net deferred tax asset before valuation allowance	7,009,720	5,459,070

Valuation allowance	7,009,720	5,459,070

Net deferred tax asset	$—	$—

The following table presents the company’s effective tax rate reconciled to the statutory rate for the date stated:

	(Successor) December 31, 2010
	Tax	Rate
Income tax benefit at statutory rate	$(2,011,588)	34.00%
Meals and entertainment	7,605	-0.13%
Tax-exempt interest income	(9,006)	0.15%
Valuation allowance	2,012,989	-34.02%

Income tax benefit reported	$—	0.00%

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Note 13—(Loss) per Share

The loss per share for the periods presented do not include shares of common stock issuable upon the exercise of outstanding options and upon exercise of outstanding warrants to purchase shares of common stock, because, in each case, the exercise price of the stock options and warrants, as applicable, was higher than the market price for the company’s common stock for all dates within the reporting periods.

The following table presents basic and diluted income (loss) per share for the periods stated:

	(Successor) Xenith Bankshares, Inc. Year Ended December 31, 2010	(Successor) Xenith Bankshares, Inc. Year Ended December 31, 2009	(Predecessor) First Bankshares, Inc. Period Ended December 22, 2009
Net (loss)	$(5,916,434)	$(6,268,844)	$(4,306,961)
Weighted average number of shares outstanding	5,846,928	2,276,298	2,276,298
(Loss) per share, basic	$(1.01)	$(2.76)	$(1.90)

(Loss) per share, assuming dilution	$(1.01)	$(2.76)	$(1.90)

Note 14—Share-based Compensation

The company has two share-based compensation plans. The 2003 Stock Incentive Plan was for directors, officers, and employees of First Bankshares. Of the 137,500 shares of common stock available for granting stock options, 94,493 options were granted to First Bankshares directors and key employees under the plan and were fully vested. These stock options remain outstanding following the merger and are exercisable for shares of the company’s common stock. Of these options, 80,028 remain outstanding at December 31, 2010. The company does not intend to grant any additional awards under this plan.

In connection with the merger, Xenith Bankshares assumed the Xenith Corporation 2009 Stock Incentive Plan, which was subsequently amended and restated to become the Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan (“the 2009 Plan”). An aggregate of 258,000 options to purchase shares of Xenith Corporation common stock outstanding at the effective time of the merger, which had been granted under the Xenith Corporation 2009 Stock Incentive Plan, were converted into an aggregate of 224,460 options to purchase shares of Xenith Corporation common stock based at the exchange ratio of 0.8700 and a weighted average exercise price of $11.49 per share. On December 22, 2009, the Compensation and Governance Committee of the Board of Directors (“the Committee”), pursuant to authority delegated to it by the Board of Directors, granted an aggregate of 8,700 options to purchase shares of the company’s common stock at a weighted average exercise price of $11.49 per share. These options have a ten-year term and will vest in three equal installments on each anniversary of the completion of the merger.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following table summarizes stock option activity for the periods stated:

	Number of Stock Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Balance at December 31, 2008	94,493	$7.81	94,493	$7.81
Converted at merger	233,160	11.49
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance at December 31, 2009	327,653	10.43	94,493	7.81
Granted	43,500	6.77
Exercised	—	—
Forfeited	(14,465)	8.03

Balance at December 31, 2010	356,688	$10.08	156,971	$9.59

A summary of stock options outstanding and exercisable at December 31, 2010 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
7.27	43,178	2.50	$7.27	43,178	2.50	$7.27
8.36	36,850	4.00	8.36	36,850	4.00	8.36
11.49	238,160	9.00	11.49	76,943	9.00	11.49
5.95-7.00	38,500	9.11	10.75	—	9.11	10.75

	356,688	7.71	$10.08	156,971	6.04	$9.59

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option valuation model. Expected volatilities are based on implied volatility of the company’s stock. The company estimates option exercises and employee terminations within the valuation model. Changes in the fair value of options (in the event of an award modification) are reflected as an adjustment to compensation expense in the period in which the change occurs. The risk-free rate for the period within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The following table presents the assumptions for the periods stated:

	2010	2009
Expected life in years	6.0	6.0
Expected volatility	50.0%	50.0%
Risk-free interest rate	2.0-3.28%	3.21%

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following table summarizes non-vested stock option activity for the year ended December 31, 2010 (all options are expected to vest):

	Stock Options	Weighted Average Grant-Date Fair Value
Balance at December 31, 2009	233,160	0.97
Granted	43,500	2.93
Vested	76,943	0.97
Forfeited	—	—

Balance at December 31, 2010	199,717

Total share-based compensation expense for the years ended December 31, 2010 and 2009, was $99,881 and $0, respectively. At December 31, 2010, total unrecognized compensation cost related to non-vested awards was $253.5 thousand, expected to be recognized over a weighted-average period of 2.25 years.

Note 15—401(k) Plan

During 2010, the company combined two 401(k) defined contribution plans into a single restated plan covering all eligible employees. There are no age or service requirements. The company may, at its discretion, subject to certain limitations, contribute matching contributions to the plan. The company had expense of $80,000 and $0 for the years ended December 31, 2010 and 2009, respectively, for plan contributions.

Note 16—Warrants

An aggregate of 648,000 warrants to purchase shares of Xenith Corporation’s common stock outstanding at the effective time of the merger were converted into an aggregate of 563,760 warrants to purchase shares of Xenith Bankshares common stock based on the exchange ratio at an exercise price of $11.49 per share. These warrants are exercisable immediately and expire on May 8, 2019.

Note 17—Dividend Restrictions

Under Virginia law, no dividend may be declared or paid out of a Virginia charter bank’s paid-in capital. Xenith Bankshares, as the holding company for Xenith Bank, may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure the company’s financial soundness and may also permit the payment of dividends not otherwise allowed by Virginia law.

Note 18—Regulatory Matters

The company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Quantitative measures established by regulation to ensure capital adequacy require the company to maintain minimum Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios. On December 7, 2009, BankCap Partners received approval from the Federal Reserve to acquire up to 65.02% of the common stock of First Bankshares (now Xenith Bankshares), and indirectly, SuffolkFirst Bank (now Xenith Bank). The approval order contained conditions related to BankCap Partners, as well as the conduct of the Bank’s business. The condition applicable to the Bank provided that, during the first three years of operation after the merger, the Bank must operate within the parameters of its business plan submitted in connection with BankCap Partner’s application to the Federal Reserve, and the Bank must obtain prior written regulatory consent to any material change in its business plan. The business plan sets forth minimum leverage and risk-based capital ratios of at least 10% and 12%, respectively, through 2012.

Management believes that the company meets all capital adequacy requirements to which it is subject, including those contained in the company’s business plan submitted to the Federal Reserve, at December 31, 2010 and 2009.

As of December 31, 2010, the company is considered to be well-capitalized under the regulatory definition of a well-capitalized bank. To be categorized as well-capitalized, the company must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification date that management believes has changed this category.

The following table presents the Bank’s regulatory capital amounts and ratios, as well as minimum capital ratios required, as of the dates stated. The company’s regulatory capital amounts and ratios do not differ.

(In thousands)	(Successor) December 31, 2010	(Successor) December 31, 2009
Tier 1 capital:
Common stock	$5,847	$5,847
Additional paid-in capital	57,714	57,614
Retained (deficit)	(15,374)	(9,457)
Accumulated other comprehensive income	601	68

Total bank equity capital	48,788	54,072
Net unrealized (gain) on available-for-sale securities	(601)	(68)
Disallowed goodwill and other disallowed intangible assets	(14,109)	(14,229)

Total Tier 1 capital	$34,078	$39,775

Tier 2 capital:
Allowance for loan and lease losses (1)	$1,766	$—

Total risk-based capital	$35,844	$39,775

Average total assets for leverage capital	$230,510	$161,988

Risk-weighted assets	$167,629	$118,156

(1)	Allowance for loan and lease losses included in Tier 2 capital is limited to 1.25% of gross risk-weighted assets.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

	(Successor) December 31, 2010	Regulatory Minimum	Well Capitalized
Tier 1 leverage ratio	14.78%	4.00%	> 5.00%
Tier 1 risk-based capital ratio	20.33%	4.00%	> 6.00%
Total risk-based capital ratio	21.38%	8.00%	> 10.00%

Note 19—Commitments and Contingencies

In the normal course of business, the Bank has commitments under credit agreements to lend to customers as long as there is no material violation of any condition established in the contracts. These commitments generally have fixed expiration dates or other termination clauses and may require payments of fees. Because many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Additionally, the Bank issues letters of credit, which are conditional commitments to guarantee the performance of customers to third parties. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers.

The following table presents unfunded commitments outstanding as of the dates stated:

	(Successor) December 31, 2010	(Successor) December 31, 2009
Commercial lines of credit	$18,161,714	$4,691,773
Construction loans
—Commercial	7,305,891	2,924,801
—Residential	1,065,046	—
Home equity lines of credit	5,949,822	6,069,903
Consumer and overdraft protection	641,113	107,679
Letters of credit	328,396	—

Total commitments	$33,451,982	$13,794,156

The company has entered into non-cancelable agreements to lease four of its facilities with remaining terms of three to six years. The following table presents the future minimum annual commitments under non-cancelable leases in effect at December 31, 2010 for the periods stated:

Year	Commitment
2011	875,985
2012	893,742
2013	911,913
2014	332,248
2015	293,331
2016	24,504

Total lease commitments	$3,331,723

Rent expense under operating leases for banking facilities was $845 thousand and $707 thousand for the years ended December 31, 2010 and 2009, respectively.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Note 20—Concentration of Credit Risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Consumer loans are primarily to residents of or owners of businesses in the company’s market area. At December 31, 2010, the Bank had loans secured by residential real estate located primarily within the Bank’s immediate market representing $23.3 million, or 15.2% of total loans. Therefore, a major factor in determining borrowers’ ability to honor their agreements, as well as the Bank’s ability to realize the value of any underlying collateral, if necessary, is influenced by economic conditions in this market area.

The Bank has purchased loans from other banks (participation loans) that include hotel loans. Hotel loans are identified as a concentration of credit as it relates to the percentage of total outstanding loans. Hotel loans at December 31, 2010, represented $14.4 million, or 9.4% of the loan portfolio.

The Bank maintains cash balances with several financial institutions. As of December 31, 2010, these accounts are insured by the FDIC up to $250,000. At December 31, 2010, the Bank had $1.5 million of uninsured funds in these financial institutions.

Note 21—Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability.

FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Under the guidance in ASC Topic 820, the company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2	Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value to such assets or liabilities.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value. The determination of where an asset or liability falls in the hierarchy requires significant judgment. The company evaluates its hierarchy disclosures each quarter, and, based on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The company expects changes in classifications between levels will be rare.

Securities Available for Sale:

Available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relaying on the securities’ relationship to other benchmark quoted securities. Level 1 securities include those traded on nationally recognized securities exchanges, U.S. Treasury securities and money market funds. Level 2 securities include U.S. Agency securities, mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Other Real Estate Owned:

Other real estate owned is measured at the asset’s fair value less costs for disposal. The company estimates fair value at the asset’s liquidation value less disposal costs using management’s assumptions, which are based on current market analysis or recent appraisals.

Cash, Cash Equivalents and Accrued Interest:

The carrying value for cash and cash equivalents and accrued interest approximates fair value.

The methodology for measuring the fair value of other financial assets and financial liabilities that are not recorded at fair value on a recurring or nonrecurring basis are discussed below.

Performing Loans:

For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Impaired Loans:

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2010, substantially all of the impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

price or a current appraised value, the company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the company records the impaired loan as nonrecurring Level 3.

Deposit Liabilities:

The balance of demand deposits, NOW accounts, and money market and savings deposits approximates the fair value payable on demand to the accountholder.

Borrowings:

The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses at the company’s current incremental borrowing rates for similar types of borrowing arrangements. Fair values of long-term borrowings are estimated using discounted cash flow analyses using interest rates currently offered for borrowings with similar terms.

Other Commitments:

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date or “settlement date”.

As noted, certain assets are measured at fair value on a recurring and nonrecurring basis. The following table presents these assets as of the dates stated:

		Fair Value Measurements Using
(Successor)	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2010:
Assets measured on a recurring basis:
Securities available for sale	$58,889,563	$—	$58,889,563	$—
Assets measured on a nonrecurring basis:
Impaired loans	4,092,186	—	—	4,092,186
Other real estate owned	1,484,606	—	—	1,484,606
As of December 31, 2009:
Assets measured on a recurring basis:
Securities available for sale	36,846,737	—	36,846,737	—
Assets measured on a nonrecurring basis:
Impaired loans	4,557,471	—	—	4,557,471
Other real estate owned	463,700	—	—	463,700

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

The following table presents the carrying amounts and approximate fair values of the company’s financial assets and liabilities as of the dates stated:

	December 31, 2010 (Successor)		December 31, 2009 (Successor)
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets
Cash and due from banks	$10,744,982	$10,744,982	$35,203,187	$35,203,187
Federal funds sold	1,456,000	1,456,000	—	—
Securities available for sale	58,889,563	58,889,563	36,846,737	36,846,737
Other investments		—	2,278,752	2,278,752
Loans	151,379,974	152,020,000	102,049,697	102,049,697
Accrued interest receivable	820,947	820,947	976,908	976,908

Financial Liabilities
Federal funds purchased	$—	$—	$1,552,000	$1,552,000
Other borrowed funds
—Short-term borrowings	—	—	4,708,151	4,708,151
—Long-term borrowings	25,000,000	25,692,778	25,000,000	25,000,000
Deposits	175,139,210	175,919,000	114,147,634	114,147,634
Accrued interest payable	454,105	454,105	505,297	505,297

Fair value estimates are made at a specific point in time and are based on relevant market information, as well as information about the financial instruments or other assets. These estimates do not reflect any premium or discount that could result from offering for sale the company’s entire holdings of a particular financial instrument at one time. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets, premises and equipment, and other real estate owned. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

Note 22—Parent Company Financial Statements

Xenith Bankshares, Inc. is the parent company of Xenith Bank. The following table presents the assets, liabilities and shareholders’ equity of Xenith Bankshares, Inc. for the dates stated:

	(Successor)	(Successor)
	December 31, 2010	December 31, 2009
Assets
Investment in subsidiary	$48,788,682	$54,072,033

Total assets	$48,788,682	$54,072,033

Liabilities and shareholders’ Equity
Shareholders’ equity
Preferred stock, $1.00 par value, 25,000,000 shares authorized; 0 outstanding; Common stock, $1.00 par value; 100,000,000 shares authorized as of December 31, 2010 and 2009; 5,846,928 issued and outstanding as of December 31, 2010 and 2009	$5,846,928	$5,846,928
Additional paid-in capital	57,714,401	57,614,520
Retained (deficit) earnings	(15,374,003)	(9,457,569)
Accumulated other comprehensive income (loss), net	601,356	68,154

Total liabilities and shareholders’ equity	$48,788,682	$54,072,033

Note 23—Recent Accounting Pronouncements

Accounting Standards Update, or ASU, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements,” or ASU 820. ASU 820, which amends FASB ASC 820-10, requires new disclosure (1) of significant transfers in and out of Levels 1 and 2 with reasons for the transfers; and (2) activity in Level 3 fair value measurements, including purchases, sales, issuances, and settlements on a gross basis. In addition, the reporting entity should provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about inputs and valuation techniques used to measure fair value of both recurring and non-recurring fair value measurements. The ASU includes conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets (FASB ASC 715-20). These amendments change the terminology from major categories of assets to classes of assets and provide a cross reference to FASB ASC 820-10 on how to determine appropriate class to present fair value disclosures. ASU 820 is effective for interim and annual periods beginning after December 15, 2009, except disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. ASU 820 requires additional disclosures only and will not have an impact on our consolidated financial statements.

FASB ASC 860—“Accounting for Transfers of Financial Assets,” or Topic 860. Topic 860 is a revision to preceding guidance and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. In December 2009, the FASB issued ASU No. 2009-16, “Transfers and Servicing—Accounting for Transfers of Financial Assets.” This update formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets” and provides a revision for Topic 860 to

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2010 and 2009

require more information about transfers of financial assets. This statement and update became effective for interim and annual reporting periods beginning January 1, 2010. The adoption of this statement and update did not have a material impact on our consolidated financial statements.

ASU No. 2010-06—“Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements,” or ASU 2010-06. This update provides amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures,” which require new disclosures for transfers in and out of Levels 1 and 2, and for activity in Level 3 fair value measurements. In addition, ASU 2010-06 provides amendments that clarify existing disclosures relating to the level of disaggregation and inputs and valuation techniques. Fair value measurement disclosures should be provided for each class of assets and liabilities, and disclosures should be made about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring measurements that fall in either Level 2 or Level 3. The new disclosures and clarification of existing disclosures are effective for interim and annual reporting. ASU No. 2010-06 requires additional disclosures only and will not have an impact on our consolidated financial statements.

Note 24—Subsequent Events

As of December 31, 2010, OREO was $1.5 million on the company’s consolidated balance sheet. Subsequent to December 31, 2010, the company sold its interest in a property held as OREO for $1.3 million, resulting in a gain of $119 thousand.

7,000,000 Shares

Common Stock

PROSPECTUS

Sandler O’Neill + Partners, L.P.	Stifel Nicolaus Weisel

                    , 2011

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by Xenith Bankshares, Inc. (the “Company”) relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee and FINRA fees:

SEC Registration Fee	$2,994.60
FINRA Fees	$4,700
Printing Expenses	$46,000
Legal Fees and Expenses	$650,000
Accounting Fees and Expenses	$125,000
Transfer Agent and Registrar’s Fees and Expenses	$5,000
Miscellaneous Expenses	$25,000

Total	$858,694.60

Item 14. Indemnification of Directors and Officers.

The Virginia Stock Corporation Act (the “VSCA”) permits, and the amended and restated articles of incorporation of the Company require the Company to indemnify its directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Under Sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The VSCA requires such indemnification when a director or, unless limited by a corporation’s amended and restated articles of incorporation, officer entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation, and further provides that a corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation), and may make additional provision for advances and reimbursement of expenses, if authorized by its amended and restated articles of incorporation or shareholder-adopted bylaw or resolution, except an indemnity against willful misconduct or a knowing violation of the criminal law. The VCSA establishes a statutory limit on liability of officers and directors of a corporation for damages assessed against them in a suit brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation and authorizes a corporation, to specify a lower monetary limit on liability (including the elimination of liability for monetary damages) in the corporation’s amended and restated articles of incorporation or amended and restated bylaws; however, the liability of an officer or director shall not be limited if such officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

The Company’s amended and restated articles of incorporation require indemnification of directors and officers with respect to certain liabilities and expenses imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. In addition, as permitted by the VSCA, the Company’s amended and restated articles of incorporation eliminate the liability for monetary damages of a director or officer in a shareholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 through 704 of the VSCA are incorporated herein by reference.

Any underwriting agreement for the securities may contain provisions entitling the Company’s directors, its officers who signed the registration statement and persons controlling the Company to indemnification against certain liabilities that might arise under the Securities Act from certain information furnished to the Company by or on behalf of any such indemnifying party.

The Company also carries insurance on behalf of its directors and officers that may cover liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Issuances in connection with the Holding Company Reorganization

First Bankshares, Inc., a Virginia corporation (“First Bankshares”), was incorporated on March 4, 2008, by and at the direction of the board of directors of SuffolkFirst Bank, a Virginia banking corporation (the “Bank”), for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company. Effective August 15, 2008, First Bankshares acquired the Bank in a statutory share exchange (the “Reorganization”) effected under Virginia law and in accordance with the terms of an Agreement and Plan of Reorganization and related Plan of Share Exchange, dated March 5, 2008, by and between First Bankshares and the Bank (the “Reorganization Agreement”).

Under the terms of the Reorganization Agreement, at the effective time, of the Reorganization, each of the outstanding shares of Bank common stock formerly held by its shareholders was converted into and exchanged for one newly issued share of First Bankshares common stock, and the Bank became a wholly-owned subsidiary of First Bankshares. The shares of First Bankshares common stock issued to the Bank’s shareholders were issued without registration under the Securities Act, pursuant to the exemption from registration provided by Section 3(a)(12) of the Securities Act.

At the effective time of the Reorganization, First Bankshares adopted the Bank’s 2003 Stock Option Plan and each then outstanding option to purchase shares of Bank common stock under the 2003 Stock Option Plan was converted into an option to purchase the same number of shares of First Bankshares common stock on the same terms and conditions as were in effect with respect to those outstanding stock options under the 2003 Stock Option Plan.

Issuances in connection with the Merger of Xenith Corporation with and into First Bankshares, Inc.

Effective December 22, 2009, First Bankshares and Xenith Corporation, a Virginia corporation (“Xenith Corporation”), completed the merger of Xenith Corporation with and into First Bankshares (the “Merger”), with First Bankshares being the surviving entity in the Merger. The Merger was completed in accordance with the terms of the Agreement of Merger and related Plan of Merger, dated as of May 12, 2009 and as amended by Amendment No. 1, dated as of August 14, 2009, Amendment No. 2, dated as of October 15, 2009, Amendment No. 3, dated as of October 30, 2009, and Amendment No. 4, dated as of November 19, 2009 (collectively, the “Merger Agreement”), between First Bankshares and Xenith Corporation. At the effective time of the Merger, First Bankshares amended its articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. (“Xenith Bankshares”).

Under the terms of the Merger Agreement, each share of Xenith Corporation common stock outstanding immediately prior to the effective time of the Merger, was cancelled and converted automatically into the right to receive 0.8700 shares of validly issued, fully paid and non-assessable shares of Xenith Bankshares common stock (the “Exchange Ratio”). Based on the Exchange Ratio, an aggregate of 4,139,547 shares of Xenith Bankshares common stock was issued to the former shareholders of Xenith Corporation in exchange for their shares of Xenith Corporation common stock. All fractional shares of Xenith Bankshares common stock that a Xenith Corporation shareholder would otherwise have been entitled to receive as a result of the Merger were aggregated and, if a fractional share resulted from such aggregation, such holder received, instead of the fractional share, an amount in cash equal to $9.23 multiplied by the fraction of a share of Xenith Bankshares common stock to which such holder would otherwise have been entitled.

Options to purchase shares of First Bankshares common stock outstanding at the effective time of the Merger remained outstanding as options to purchase shares of Xenith Bankshares common stock. An aggregate of 906,000 options and warrants to purchase shares of Xenith Corporation common stock at an exercise price of $10.00 per share that were outstanding at the effective time of the Merger were converted into an aggregate of 788,220 options and warrants to purchase shares of Xenith Bankshares common stock at an exercise price of $11.49 per share based on the Exchange Ratio.

The shares of Xenith Bankshares common stock were offered and sold to the former shareholders of Xenith Corporation in the Merger in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act, and Regulation D of the rules and regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder. The former shareholders of Xenith Corporation purchased their shares of Xenith Corporation common stock in Xenith Corporation’s private offering, which was completed on June 26, 2009 and made in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D of the rules and regulations of the SEC promulgated thereunder.

Post-Merger Grants of Options by Xenith Bankshares

Following the completion of the Merger, as of February 28, 2011, Xenith Bankshares has granted an aggregate of 43,500 options to purchase an equal number of shares of Xenith Bankshares common stock at a weighted average exercise price of $6.77 per share pursuant to its Amended and Restated 2009 Stock Incentive Plan (formerly the Xenith Corporation 2009 Stock Incentive Plan, which was assumed by Xenith Bankshares in the Merger). The grants were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

The following Exhibits are filed as part of this report. (Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K)

All other schedules and exhibits are omitted because they are not applicable or because the required information is set out in the financial statements or the notes thereto.

Exhibit Number	Description

1.1	Form of Underwriting Agreement among Xenith Bankshares, Inc., Xenith Bank and the underwriters named therein.

2.1	Agreement and Plan of Reorganization and Plan of Share Exchange, by and between First Bankshares, Inc. and SuffolkFirst Bank, dated March 5, 2008 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed August 18, 2008 (File No. 000-53380)).

2.2	Agreement of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed May 14, 2009 (File No. 000-53380)).

2.2.1	Amendment No. 1, dated as of August 14, 2009, to Agreement of Merger, dated May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.1 to Current Report on Form 8-K filed August 14, 2009 (File No. 000-53380)).

2.2.2	Amendment No. 2, dated as of October 15, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.2 to Current Report on Form 8-K filed October 16, 2009 (File No. 000-53380)).

2.2.3	Amendment No. 3, dated as of October 30, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009 and as of October 15, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.3 to Current Report on Form 8-K filed November 5, 2009 (File No. 000-53380)).

Exhibit Number	Description

2.2.4	Amendment No. 4, dated as of November 19, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009, as of October 15, 2009, and as of October 30, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.4 to Current Report on Form 8-K filed November 25, 2009 (File No. 000-53380)).

3.1	Amended and Restated Articles of Incorporation of Xenith Bankshares, Inc. (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

3.2	Amended and Restated Bylaws of Xenith Bankshares, Inc. (incorporated herein by reference to Exhibit 3.2 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

4.1*	Investor Rights Agreement, dated as of June 26, 2009, among Xenith Corporation and the Investor Shareholders and Other Shareholders Listed on Exhibit A thereto.

4.2	First Amendment to Investor Rights Agreement, dated as of December 21, 2009, among Xenith Corporation, BCP Fund I Virginia Holdings, LLC and the Holders listed on Exhibit A thereto (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

4.3*	Amended and Restated Investor Rights Agreement, dated as of December 23, 2010, among Xenith Bankshares, Inc., BCP Fund I Virginia Holdings, LLC and the Holders (as defined therein).

5.1*	Opinion of Hunton & Williams LLP as to legality of the shares being issued.

10.1	First Bankshares, Inc. Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to registration statement on Form S-8 filed August 21, 2008 (Registration No. 333-153118)).

10.2	Form of Director Stock Option Agreement (incorporated herein by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.3	Form of Employee Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.4	Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.5	Form of Executive Officer Stock Option Agreement (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.6	Form of Non-Employee Director Stock Option Agreement (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.7	Employment Agreement dated as of May 8, 2009, between Xenith Corporation and T. Gaylon Layfield, III (incorporated herein by reference to Exhibit 10.4 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.8	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and Thomas W. Osgood (incorporated herein by reference to Exhibit 10.5 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.9	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and Ronald E. Davis (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

Exhibit Number	Description

10.10	Employment Agreement dated as of May 8, 2009, between Xenith Corporation and Wellington W. Cottrell, III (incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.11	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and W. Jefferson O’Flaherty (incorporated herein by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.12	Employment Agreement, dated as of December 22, 2009, between Xenith Bankshares, Inc. and Darrell G. Swanigan (incorporated herein by reference to Exhibit 10.6 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.13	Employment Agreement, dated as of December 22, 2009, between Xenith Bankshares, Inc. and Keith B. Hawkins (incorporated herein by reference to Exhibit 10.7 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.14	Loan Officer Incentive Bonus Plan Summary (incorporated herein by reference to Exhibit 10.11 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.15	Deed of Lease, dated October 7, 2003, by and between Suffolk Plaza Shopping Center, L.C., SuffolkFirst Bank and S.L. Nusbaum Realty Co. (incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.16*	Deed of Lease, dated as of July 14, 2008, between James Center Property, LLC, and Xenith Bank (in organization).

10.17*	Office Lease, dated as of November 5, 2008, between Greensboro Drive Property LLC and Xenith Bank (in organization).

10.17.1	First Modification Agreement, dated as of June 8, 2009, between Greensboro Drive Property LLC and Xenith Corporation (formerly known as Xenith Bank (in organization)) (incorporated herein by reference to Exhibit 10.2.1 to Current Report on Form 8-K filed December 29, 2009 (File
No. 000-53380)).

10.18*	Service Agreement, dated as of September 26, 2008, between Parkway Properties LP and Xenith Bank (in organization).

10.18.1	First Amendment to Service Agreement, dated as of July 10, 2009, between Parkway Properties LP and Xenith Corporation (formerly known as Xenith Bank (in organization)) (incorporated herein by reference to Exhibit 10.3.1 to Current Report on Form 8-K filed December 29, 2009 (File
No. 000-53380)).

21.1	Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed February 25, 2011 (File No. 000-53380)).

23.1	Consent of Grant Thornton LLP.

23.2	Consent of Witt Mares, PLC.

23.3	Consent of Hunton & Williams LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the Signature Page).

*	Previously filed.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richmond, Commonwealth of Virginia, on March 9, 2011.

XENITH BANKSHARES, INC.

By:	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: March 9, 2011	By:	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III Director, President and Chief Executive Officer (Principal Executive Officer)

Date: March 9, 2011	By:	/s/ Thomas W. Osgood
Thomas W. Osgood Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Date: March 9, 2011	By:	/s/ Judy C. Gavant
Judy C. Gavant Senior Vice President and Controller of Xenith Bank (Principal Accounting Officer)

Date: March 9, 2011	By:	*
Malcolm S. McDonald Chairman of the Board

Date: March 9, 2011	By:	*
Larry L. Felton Director

Date: March 9, 2011	By:	*
Palmer P. Garson Director

Date: March 9, 2011	By:	*
Patrick D. Hanley Director

Date: March 9, 2011	By:	*
Peter C. Jackson Director

Date: March 9, 2011	By:	*
Brian D. Jones Director

Date: March 9, 2011	By:	*
Robert J. Merrick Director

Date: March 9, 2011	By:	*
Scott A. Reed Director

Date: March 9, 2011	By:	*
Mark B. Sisisky Director

Date: March 9, 2011	By:	*
James E. Turner, Jr. Director

*By:	/s/ T. Gaylon Layfield
T. Gaylon Layfield, III Attorney-in-fact

Exhibit Index

Exhibit Number	Description

1.1	Form of Underwriting Agreement among Xenith Bankshares, Inc., Xenith Bank and the underwriters named therein.

2.1	Agreement and Plan of Reorganization and Plan of Share Exchange, by and between First Bankshares, Inc. and SuffolkFirst Bank, dated March 5, 2008 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed August 18, 2008 (File No. 000-53380)).

2.2	Agreement of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed May 14, 2009 (File No. 000-53380)).

2.2.1	Amendment No. 1, dated as of August 14, 2009, to Agreement of Merger, dated May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.1 to Current Report on Form 8-K filed August 14, 2009 (File No. 000-53380)).

2.2.2	Amendment No. 2, dated as of October 15, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.2 to Current Report on Form 8-K filed October 16, 2009 (File No. 000-53380)).

2.2.3	Amendment No. 3, dated as of October 30, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009 and as of October 15, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.3 to Current Report on Form 8-K filed November 5, 2009 (File No. 000-53380)).

2.2.4	Amendment No. 4, dated as of November 19, 2009, to Agreement of Merger, dated May 12, 2009 and amended as of August 14, 2009, as of October 15, 2009, and as of October 30, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.4 to Current Report on Form 8-K filed November 25, 2009 (File No. 000-53380)).

3.1	Amended and Restated Articles of Incorporation of Xenith Bankshares, Inc. (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

3.2	Amended and Restated Bylaws of Xenith Bankshares, Inc. (incorporated herein by reference to Exhibit 3.2 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

4.1*	Investor Rights Agreement, dated as of June 26, 2009, among Xenith Corporation and the Investor Shareholders and Other Shareholders Listed on Exhibit A thereto.

4.2	First Amendment to Investor Rights Agreement, dated as of December 21, 2009, among Xenith Corporation, BCP Fund I Virginia Holdings, LLC and the Holders listed on Exhibit A thereto (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

4.3*	Amended and Restated Investor Rights Agreement, dated as of December 23, 2010, among Xenith Bankshares, Inc., BCP Fund I Virginia Holdings, LLC and the Holders (as defined therein).

5.1*	Opinion of Hunton & Williams LLP as to legality of the shares being issued.

10.1	First Bankshares, Inc. Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to registration statement on Form S-8 filed August 21, 2008 (Registration No. 333-153118)).

Exhibit Number	Description

10.2	Form of Director Stock Option Agreement (incorporated herein by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.3	Form of Employee Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.4	Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-573380)).

10.5	Form of Executive Officer Stock Option Agreement (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.6	Form of Non-Employee Director Stock Option Agreement (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.7	Employment Agreement dated as of May 8, 2009, between Xenith Corporation and T. Gaylon Layfield, III (incorporated herein by reference to Exhibit 10.4 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.8	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and Thomas W. Osgood (incorporated herein by reference to Exhibit 10.5 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.9	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and Ronald E. Davis (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.10	Employment Agreement dated as of May 8, 2009, between Xenith Corporation and Wellington W. Cottrell, III (incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.11	Employment Agreement, dated as of May 8, 2009, between Xenith Corporation and W. Jefferson O’Flaherty (incorporated herein by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed March 31, 2010 (File No. 000-53380)).

10.12	Employment Agreement, dated as of December 22, 2009, between Xenith Bankshares, Inc. and Darrell G. Swanigan (incorporated herein by reference to Exhibit 10.6 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.13	Employment Agreement, dated as of December 22, 2009, between Xenith Bankshares, Inc. and Keith B. Hawkins (incorporated herein by reference to Exhibit 10.7 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.14	Loan Officer Incentive Bonus Plan Summary (incorporated herein by reference to Exhibit 10.11 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.15	Deed of Lease, dated October 7, 2003, by and between Suffolk Plaza Shopping Center, L.C., SuffolkFirst Bank and S.L. Nusbaum Realty Co. (incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q filed August 7, 2009 (File No. 000-53380)).

10.16*	Deed of Lease, dated as of July 14, 2008, between James Center Property, LLC, and Xenith Bank (in organization).

10.17*	Office Lease, dated as of November 5, 2008, between Greensboro Drive Property LLC and Xenith Bank (in organization).

Exhibit Number	Description

10.17.1	First Modification Agreement, dated as of June 8, 2009, between Greensboro Drive Property LLC and Xenith Corporation (formerly known as Xenith Bank (in organization)) (incorporated herein by reference to Exhibit 10.2.1 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

10.18*	Service Agreement, dated as of September 26, 2008, between Parkway Properties LP and Xenith Bank (in organization).

10.18.1	First Amendment to Service Agreement, dated as of July 10, 2009, between Parkway Properties LP and Xenith Corporation (formerly known as Xenith Bank (in organization)) (incorporated herein by reference to Exhibit 10.3.1 to Current Report on Form 8-K filed December 29, 2009 (File No. 000-53380)).

21.1	Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed February 25, 2011 (File No. 000-53380)).

23.1	Consent of Grant Thornton LLP.

23.2	Consent of Witt Mares, PLC.

23.3	Consent of Hunton & Williams LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the Signature Page).

*	Previously filed.